Exhibit 10.1

Execution Copy

Binding Version must be in German

Version as amended pursuant to the Amendment and Restatement Agreement No 1 dated 23 March 2005 and the Amendment, Restatement and Undertaking Agreement dated 3 February

2009, the Amendment Agreement dated 25 July 2011 and the Amendment Agreement dated      January 2012

Binding Version must be in German

ZELLSTOFF STENDAL GMBH

and

UNICREDIT BANK AG

(formerly Bayerische Hypo- und Vereinsbank AG)

EURO 827,950,000

PROJECT FINANCING FACILITY AGREEMENT

CLIFFORD CHANCE PARTNERSCHAFTSGESELLSCHAFT VON RECHTSANWÄLTEN, WIRTSCHAFTSPRÜFERN, STEUERBERATERN UND SOLICITORS SITZ: FRANKFURT AM MAIN • AG FRANKFURT AM MAIN PR 1000

23.	Events of Default	90

24.	Agent, Arranger and Lenders	97

25.	Advisers	102

26.	Fees	102

27.	Costs and Expenses	103

28.	Indemnity and Breakage Costs	105

29.	Set-Off	106

30.	Pro-Rata Sharing	106

31.	Assignments and Transfers	107

32.	Sub-Participations	109

33.	Calculations and Evidence of Debt	109

34.	Non-Applicability of § 181 BGB	110

35.	Form Requirements and Amendments	110

36.	Conditions of the State Guarantee	110

37.	Remedies and Waivers, Cumulative Rights, Partial Invalidity	110

38.	Notices	111

39.	Governing Law	113

40.	Jurisdiction	113

41.	Counterparts	113

SCHEDULE 1 Drawdown Request		114

SCHEDULE 2 Conditions for the First Drawdown		117

SCHEDULE 3 General Drawdown Conditions		121

SCHEDULE 4 Conditions Subsequent		122

SCHEDULE 5 Lenders and Commitments		124

SCHEDULE 6 Mandatory Cost Formulae		125

THIS AGREEMENT is made on 26 August 2002

BETWEEN

(1)	ZELLSTOFF STENDAL GMBH, a limited liability company incorporated, organized and validly existing under the laws of the Federal Republic of Germany, having its office at Goldbecker Strasse 1, 39596 Arneburg, Federal Republic of Germany and registered in the commercial register (Amtsgericht) of Stendal, number HRB 2446 (the “Borrower”);

(2)	UNICREDIT BANK AG (formerly Bayerische Hypo- und Vereinsbank AG) a stock corporation incorporated, organised and validly existing under the laws of the Federal Republic of Germany, having its office at Arabellastrasse 14, 81925 München, Federal Republic of Germany and registered in the commercial register (Amtsgericht) of Munich, number HRB 42148 (the “Arranger”);

(3)	UNICREDIT BANK AG (formerly Bayerische Hypo- und Vereinsbank AG), (the “Agent” and “Security Agent”); and

(4)	UNICREDIT BANK AG (formerly Bayerische Hypo- und Vereinsbank AG), (the “Original Lender”).

(together referred to as the “Parties”).

WHEREAS

(A)	The Borrower is a project company which was created as a limited liability company (Gesellschaft mit beschränkter Haftung) in 1996 as a project development company.

(B)	The Borrower intended to build and operate a 552,000 tonnes per annum bleached softwood kraft pulp mill located in Arneburg, Saxony-Anhalt, Federal Republic of Germany.

(C)	Mercer International, Inc., a company incorporated under the laws of the state of Washington, United States of America (“Mercer International”), RWE Industrie-Lösungen GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany (“RWE-IN”) and Altmark Industriepark AG (formerly AIG Altmark Industrie AG), a company incorporated under the laws of the Federal Republic of Germany (“ALTMARK INDUSTRIEPARK AG”) and MFC Industrial Holdings AG (formerly FAHR Beteiligungen AG), a limited liability company incorporated under the laws of the Federal Republic of Germany initially agreed to act as sponsors of the Project.

(D)	The Federal Republic of Germany and the State of Saxony-Anhalt agreed to guarantee 80 % of the claims of the Lenders in connection with Tranche A and Tranche B (each as defined below) by issuing guarantees in favour of the Lenders which guarantees are being administered by PWC (as defined below).

(E)	The Original Lender agreed to provide the Borrower with the Facility (as defined below) subject to the terms and conditions set out below.

(F)	The Original Lender further syndicated the Facility.

(G)	Following completion of the Project, the production capacity of the plant has been increased to 620,000 tonnes per annum.

(H)	The Borrower intends to further increase the capacity of the pulp mill up to 650,000 tonnes per annum predominantly through debottlenecking and performance improvement. The high-pressure steam which is produced as a result of the operation of the pulp mill is channelled through a turbine and generates low-pressure steam, heat and electrical power. The increase of the production capacity has already lead to an increased high-pressure steam emission, exceeding the capacity of the existing turbine. In addition to the investment in further production capacity increase, the Borrower intends to build a further 40 MW steam turbine (the “Turbine”) in order to ensure the necessary conversion of high-steam pressure into low-pressure steam, heat and electrical power. Electrical power that is surplus to production requirements will be fed into the grid (together “Project Blue Mill”).

(I)	In connection with Project Blue Mill, the Borrower wishes to enter into an additional project financing facility agreement. The Parties have therefore agreed to amend this Agreement by an amendment agreement dated January 2012 (the “Amendment Agreement”).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

“Acceptance”: The date on which the Owner issues the Acceptance Certificate in accordance with the terms and conditions of the EPC Contract.

“Acceptance Waiver Agreement”: The acceptance waiver agreement entered into between the Borrower and RWE-IN.

“Additional Works”: Has the same meaning as set out in the Acceptance Waiver Agreement.

“Advance”: A principal sum drawn by the Borrower under this Agreement or depending on the context, the principal sum outstanding as a result of such drawdown.

“Advisers”: The Technical Adviser, the Wood Supply Adviser, the Pulp Market Adviser, the Insurance Adviser and any other consultant agreed from time to time between the Lenders and the Borrower, as the case may be, to act as an adviser in relation to the Project, Project Blue Mill, this Agreement or the Blue Mill Facility Agreement.

“Agreement”: This agreement including all of its schedules.

“Amortisation Schedule”: The percentage amortisation Schedule pursuant to Clause 6.3.1 (Repayments other than First Repayment).

“Annual Debt Service Cover Ratio”: On a Repayment Date following the First Repayment Date, the ratio of the Available Cash Flow for the twelve (12) calendar months ending on the previous 31 December or 30 June, as the case may be, to the total amount of interest, principal and fees payable pursuant to the Financing Documents (adjusted by interest rate hedging payments and currency rate hedging payments related to the debt service or receipts and excluding those repayments of principal under Tranche E) for that period. In relation to the First Repayment Date, the relevant period for the Available Cash Flow and debt servicing will be from Acceptance to the 31 December or 30 June next proceeding the First Repayment Date (or, in the circumstances referred to in Clause 9.4.3(c)(ii) (Restricted Application), from Acceptance to the First Repayment Date).

“Assurance of Overall Financing”: For the purposes of this Agreement, the overall financing is assured if in respect to the Project as a whole and to Project Blue Mill, the Overall Funding Requirements are covered by the Overall Funding Sources and the Overall Funding Sources Project Blue Mill.

“Authority”: Any national, supranational, regional or local government or governmental, administrative, fiscal, judicial, or government-owned body, department, commission, authority, tribunal, agency or entity, or any person, whether or not government owned and howsoever constituted or called, that exercises the functions of a central bank.

“Authorisation”: Any consent, registration, filing, agreement, notarisation, certificate, license, approval, permit, authority or exemption from, by or with any Authority, whether given by express action or deemed given by failure to act within any specified time period and all corporate and creditors’ approvals or consents.

“Availability Period”: The relevant period mentioned in Clause 2.2 (Availability of Facility).

“Available Cash Flow”: In relation to any period and without double-counting, operating revenues (Umsatzerlöse) of the Borrower (including any interest earnings on the Cash Collateral Accounts and the Blue Mill Investment Account, insurance proceeds for loss of revenue or business interruption and delay liquidated damages and other compensations under the EPC Contract or the Blue Mill Turbine Contract and receipts of any settlement payments in relation to Hedging Agreements and payments under any currency hedging not related to the debt service and receipt of payments under pulp price hedging and any receipts from carbon certificate trading) and any Blue Mill Government Grants, any Blue Mill Advance made under the Blue Mill Commitment and any Blue Mill Cash Flow Contributions for such period minus all operating costs for such period (for the avoidance of doubt, excluding depreciation and Financing Costs), Capital Expenditures (for the avoidance of doubt, excluding capital expenditure financed by Shareholders’ funds standing to the credit of the Shareholders’ Account, or by additional equity contributions or Shareholder Loans), corporate tax payments and local and other taxes (except VAT) and any expenditures of any settlement payments in relation to Hedging Agreements and expenditures under any currency hedging not related to the debt service and expenditures under pulp price hedging and any expenditures or payments to be made under carbon certificate trading. Revenues in the form of Government Grants and recovery of VAT are not included in the Available Cash Flow.

“Base Case”: A statement of the technical, economic and tax assumptions relating to the Project and Project Blue Mill in the form of a run of the Financial Model as updated from time to time.

“Blue Mill Advance”: A principal sum drawn by the Borrower under the Blue Mill Facility Agreement or, depending on the context, the principal sum outstanding as a result of such drawdown.

“Blue Mill Cash Flow Contributions”: Payment of Capital Expenditures out of the operating cash flow of the Borrower in connection with Project Blue Mill in an aggregate amount of up to EUR 7,5 million in accordance with Clause 9.4.3(a).

“Blue Mill Commitment”: In relation to each Blue Mill Lender, the sum of such Blue Mill Lender’s commitments under the Blue Mill Facility, as specified in schedule 5 (Lenders and Commitments) of the Blue Mill Facility Agreement (as reduced by any assignments/transfers in accordance with the Blue Mill Facility Agreement) or as specified in the relevant transfer certificate(s), to the extent not cancelled or reduced thereunder.

“Blue Mill Construction Period”: The period from the date of commencement of the works under the Blue Mill Project Contracts up to and including Blue Mill Final Completion.

“Blue Mill Cost Overruns”:

(a)	Any aggregate Blue Mill Project Costs over and above those set out in the Blue Mill Investment and Financing Plan; and

(b)	any shortfall in Blue Mill Government Grants definitely determined except if and to the extent that at the same time the funding of the aggregate Blue Mill Project Costs through the remaining Overall Funding Sources (Gesamtfinanzierungsquellen) (as defined in the Blue Mill Facility Agreement) remains secured. For the avoidance of doubt, a shortfall in Blue Mill Government Grants does not prevent the Borrower from drawing down the Blue Mill Facility in full as long as the funding of the aggregate Blue Mill Project Costs is secured by the remaining Overall Funding Sources (Gesamtfinanzierungsquellen) (as defined in the Blue Mill Facility Agreement).

“Blue Mill Event of Default”: Any of the events mentioned in clause 20 (Events of Default) of the Blue Mill Facility Agreement.

“Blue Mill Event of Force Majeure”: An Event of Force Majeure as defined in the Blue Mill Turbine Contract.

“Blue Mill Facility”: The facility granted pursuant to clause 2.1 (Granting of the Facility) of the Blue Mill Facility Agreement.

“Blue Mill Facility Agreement”: The facility agreement dated      January 2012 entered into between, among others, the Borrower, the Agent, the Security Agent and the Blue Mill Lenders.

“Blue Mill Final Completion”: Means the date on which the Technical Adviser as defined in the Blue Mill Facility Agreement confirms that all works to be undertaken pursuant to the Blue Mill Project Contracts have been completed.

“Blue Mill Finance Parties”: The Agent, the Security Agent, the Arranger and the Blue Mill Lenders.

“Blue Mill Financial Close”: The date on which all conditions precedent to first drawdown pursuant to clause 3.3 (Drawdown Conditions) and 3.4 (Drawdown Restrictions) of the Blue Mill Facility Agreement are fulfilled or waived.

“Blue Mill Fee Letter”: The fee letter issued by UniCredit Bank AG dated on or about the date of the Amendment Agreement and addressed to the Borrower.

“Blue Mill Government Grants”: The Direct Grants and the Tax Grants as defined in the Blue Mill Facility Agreement.

“Blue Mill Investment Accounts”: The account or accounts of the Borrower established for the purposes set out in clause 9 (Blue Mill Investment Accounts) of the Blue Mill Facility Agreement and maintained with the Agent.

“Blue Mill Investment and Financing Plan”: The investment and financing plan agreed by the Arranger, the Blue Mill Lenders and the Borrower at the time of the signing of the Blue Mill Facility Agreement in relation to Project Blue Mill and attached as schedule 12 (Investment and Financing Plan) to the Blue Mill Facility Agreement.

“Blue Mill Late Costs”: The amounts of costs specified by the Borrower in a drawdown request under the Blue Mill Facility Agreement, requesting a drawdown on or about the last day of the Availability Period as defined in the Blue Mill Facility Agreement, as Blue Mill Project Costs expected to be incurred in relation to Project Blue Mill after Blue Mill Final Completion.

“Blue Mill Lenders”: UniCredit Bank AG and IKB Deutsche Industriebank AG as original lenders under the Blue Mill Facility Agreement, acting through their respective Facility Offices, and as far as permissible under the Blue Mill Facility Agreement, their successors, transferees and assignees.

“Blue Mill Majority Lenders”: The Blue Mill Lenders representing at least 662/3 per cent. of the total aggregate of unutilised Blue Mill Commitments and outstanding Blue Mill Advances under the Blue Mill Facility.

“Blue Mill Project Budget”: The financial budget of the Borrower in the form delivered to and agreed by the Agent from time to time pursuant to the provisions of clause 16.3 (Project Budget) of the Blue Mill Facility Agreement.

“Blue Mill Project Costs”: All costs of the Borrower in relation to Project Blue Mill up to Blue Mill Final Completion (excluding Financing Costs but including, in any event Blue Mill Late Costs) as shown in the Financial Model or, as the case may be, as approved by the relevant Advisers.

“Blue Mill Project Contracts”: The Blue Mill Turbine Contract as well as all other contracts in relation to the planning, development and construction and operation of Project Blue Mill.

“Blue Mill Repayable Shareholder Loan”: Contributions of the Shareholders to be made by way of subordinated shareholder loans in the aggregate amount of EUR 1,750,000 to be repaid in accordance with Clause 9.4.3 (a).

“Blue Mill Shareholder Contributions”: Contributions of the Shareholders, in the form of the Blue Mill Repayable Shareholder Loan, the Blue Mill Shareholder Loan and the Blue Mill Shareholder Cost Overrun Commitment.

“Blue Mill Shareholder Cost Overrun Commitment”: The irrevocable subordinated stand-by-shareholder loan in an aggregate amount of up to EUR 1,500,000 to be repaid in accordance with Clause 9.4.3 (a).

“Blue Mill Shareholder Loan” The irrevocable subordinated shareholder loan in an aggregate amount of up to EUR 4,750,000 to be repaid following the repayment in full of each outstanding Blue Mill Advance.

“Blue Mill Sponsors”: Mercer International and E&Z.

“Blue Mill State Guarantee”: The guarantee (Ausfallbürgschaft) which will be issued by the State of Saxony-Anhalt (for 80 per cent. of the aggregate amount of Blue Mill Advances) in the form attached to the Blue Mill Facility Agreement as schedule 8 (State Guarantee) in favour of the Blue Mill Lenders with respect to the Blue Mill Facility Agreement.

“Blue Mill Turbine Contract”: The contract between the Borrower and the Turbine Supplier dated dated on or about the date of the Blue Mill Facility Agreement with respect to the supply and installation of the Turbine.

“Blue Mill Turbine Supplier”: Skoda Powers S.R.O.

“Breakage Costs”: The costs pursuant to Clause 28.2(Breakage Costs).

“Business Day”: A day (other than a Saturday or Sunday) which is not a public holiday and on which banks are open for general business in London, Munich and Frankfurt am Main and:

(a)	(in relation to any date for payment or purchase of a sum denominated in a currency other than the euro) a day on which banks are open for general business in the financial centre of the country of such currency; or

(b)	(in relation to any date for payment or purchase of a sum denominated in the euro) any TARGET Day.

“Capital Contributions”: means the subscription and purchase of Shares.

“Capital Expenditures”: Costs and expenses of a capital nature pursuant to the generally accepted accounting principles in the Federal Republic of Germany incurred or to be incurred by the Borrower in the construction and operation of the Project or Project Blue Mill and in the normal acquisition and/or replacement

(but excluding any replacement cost which has been confirmed by the relevant insurers as being payable out of insurance proceeds) of fixed assets, machinery, parts and similar equipment in relation to the Project according to the Project Budget or in relation to Project Blue Mill according to the Blue Mill Project Budget.

“Cash Collateral Accounts”: The Disbursement Account, the Proceeds Account, the Insurance Account, Equity Reserve Account and the Debt Service Reserve Account.

“Change of Control”: Any change after Blue Mill Financial Close in the direct or indirect ownership of the Shares without the Majority Lenders’ written consent (such consent not to be unreasonably withheld or delayed) after which the aggregate direct or indirect shareholding of Mercer International (on a fully diluted basis) no longer is equal to or exceeds 51% of the voting rights in the Borrower.

“Combined Majority Lenders”: The total of the Lenders and the Blue Mill Lenders representing together at least 66 2/3 per cent. of the aggregate of unutilised commitments and outstanding advances under the Facility and the Blue Mill Facility. When collecting a vote of the Lenders and the Blue Mill Lenders, the voting rights of a Lender, which does not respond within such period as is fixed by the Agent (being a period of at least five (5) Business Days) or, if requested by the Borrower, within thirty (30) Business Days from receipt of any request by the Borrower for a consent, waiver or amendment under the Financing Documents, will be disregarded in determining whether the required majority was achieved.

“Commitment”: In relation to each Lender, the sum of such Lender’s commitments under the Facility, as specified in Schedule 5 (Lenders and Commitments) (as reduced by any assignments/transfers in accordance with this Agreement) or as specified in the relevant Transfer Certificate(s), to the extent not cancelled or reduced hereunder.

“Construction Period”: The period from the date of commencement of any of the Works under the EPC Contract up to and including Acceptance.

“Cost Overruns”:

(a)	Any Project Construction Costs and Development Costs over and above those set out in the Investment and Financing Plan;

(b)	any Financing Costs, start up costs and Working Capital Costs until completion of the Additional Works over and above those set out in the Investment and Financing Plan;

(c)	any shortfall in Start Up Cash Flows below the budgeted amount therefore as set out in the agreed Base Case delivered pursuant to Schedule 2 (Conditions for the First Drawdown), paragraph 9; and

(d)	any shortfall in Government Grants determined on or before the First Repayment Date.

“Debt Service Reserve Account”: The accounts (including foreign currency and investment accounts) of the Borrower established for the purposes set out in Clause 11 (Debt Service Reserve Account) and maintained with UniCredit Bank AG or UniCredit Luxembourg Société Anonyme.

“Derivative Transaction”: Any swap agreement, warrant agreement, futures and forward contracts or similar arrangement with respect to interest rates, currencies, carbon certificates or commodity prices.

“Development Costs”: Those development costs, fees and expenses in connection with the development of the Project incurred prior to Financial Close and which are listed in Schedule 13 (Development Costs) hereto.

“Direct Agreement”: The contractor’s direct agreement on or about the date hereof and made between the Borrower, RWE-IN, RWE Solutions AG and the Security Agent.

“Disbursement Account”: The account of the Borrower established for the purposes set out in Clause 9.1 (Disbursement Account) and maintained with the Agent.

“Drawdown Date”: The day an Advance is made.

“Drawdown Request”: A request for an Advance pursuant to Schedule 1 (Drawdown Request).

“Drawn Reserve Amount”: The amount drawn from the Debt Service Reserve Account pursuant to Clause 11.4 (Funding of Blue Mill Project Costs).

“EBITDA”: The net profit of the Borrower before deducting any negative or adding any positive extraordinary or exceptional items,

(a)	plus the amount of taxes set against the net profits of the Borrower in its audited financial statements and (without double counting) any provision by the Borrower for taxes,

(b)	plus any amortisation and depreciation stated in the relevant audited financial statements,

(c)	plus any interest or similar charges payable by the Borrower,

(d)	plus any other non cash charges set against the net profits of the Borrower in the relevant audited financial statements (including exchange rate gains or losses).

“Environmental Claim”: Any claim, notice, prosecution, demand, action, official warning, abatement or other order (conditional or otherwise) relating to, or any notification or order requiring compliance with, any Environmental Law or Environmental Permits.

“Environmental Law”: Any law applicable to the Project and the Borrower which relates to the protection of the environment or harm to or the protection of human health or the health of animals or plants.

“Environmental Permits”: Any Authorisation required under any Environmental Law for the construction or operation of the Project and business of the Borrower conducted on or from the properties owned or used by the Borrower in connection with the Project.

“EPC Contract”: The engineering, procurement and construction agreement dated 26 August 2002 between RWE-IN and the Borrower.

“EPC Contractor”: RWE-IN.

“Equity Cure Measures”: The Shareholders purchasing additional Shares in the Share Capital of the Borrower or making Shareholder Loans fully subordinated to the Finance Parties, in each case in an amount at least equal to the Shortfall (provided such Shares or Shareholder Loans are subject to security for the benefit of the Finance Parties).

“Equity Reserve Account”: The accounts (including foreign currency and investment accounts) of the Borrower established for the purposes set out in Clause 10 (Equity Reserve Account) and maintained with UniCredit Bank AG or UniCredit Bank Luxembourg Société Anonyme.

“Equity Sales” means any sale or issuance of any share capital of Mercer International other than: (i) shares, options or units issued pursuant to Mercer International share or equity incentive plans or issued in respect of executive compensation plans or arrangements; (ii) share capital issued to acquire assets, shares or other ownership interests in third parties; (iii) share capital issued to settle, compromise or satisfy (in whole or in part) indebtedness or other obligations; or (iv) share capital issued in respect of any shareholder rights plan or as part of a strategy used by Mercer International to discourage a hostile takeover by another company (“poison pill”). Convertible debt shall be included in the definition of Equity Sales upon actual conversion (except for Mercer International’s current 8.25% convertible notes and convertible notes issued for the purpose of replacing or refinancing the same).

“EU-Decision”: The decision by the EU-Commission dated 19 June 2002 in respect of the State Guarantee and the Government Grants.

“EU-Equity Test”: The EU-equity test as defined in the Financial Model.

“EURIBOR”: In relation to any amount outstanding for a particular period:

(a)	the percentage rate per annum determined on the basis of quotations by first class banks in the European Interbank Euro Market for the relevant period which appears on the Telerate page Euribor for that period or any other page it is replaced by at 11.00 am; and

(b)	if the Agent is unable to access the relevant screen rate or if a rate is not available on the relevant screen for the period, the arithmetic mean (rounded upwards to 4 decimal places) of the rates (as notified to the Agent) at which each of the Reference Banks was offered by prime banks in the European interbank market deposits in euro in such amount and for such period as of 12.00 noon, in each case on the Quotation Date for such period. If fewer than two Reference Banks provide the Agent with notifications for a particular period, this method of determining EURIBOR will not be used for that period and Clause 5 (Market Disruption) will apply instead.

“Event of Default”: Any of the events mentioned in Clause 23 (Events of Default).

“Event of Force Majeure”: An Event of Force Majeure as defined in the EPC-Contract.

“Excess Start up Cash Flows”: Any amount of Start up Cash Flows that exceeds the budgeted amount therefore as set out in the agreed Base Case delivered pursuant to Schedule 2 (Conditions for the First Drawdown), paragraph 9.

“Existing Financial Indebtedness”:

(a)	the indebtedness under the loan made by Dresdner Bank in the amount of EUR 12,286,000;

(b)	the indebtedness to RWE-IN, ALTMARK INDUSTRIEPARK AG and Thyssen Rheinstahl Technik Projektgesellschaft mbH for ancilliary costs for which RWE-IN, ALTMARK INDUSTRIEPARK AG, Thyssen Rheinstahl Technik GmbH and its legal successor Thyssen Rheinstahl Technik Projektgesellschaft mbH have provided funds to the Borrower in connection with the purchase of the Site, in the amount of not more than EUR 2,708,339;

(c)	the indebtedness for Shareholder Loans in an amount not exceeding EUR 55,255,646; and

(d)	indebtedness outstanding on the date of Blue Mill Financial Close and incurred in compliance with the Financing Documents.

“E&Z”: E&Z Industrie-Lösungen GmbH (formerly RWE Industrie-Lösungen GmbH), a limited liability company, incorporated, organized and validly existing under the laws of the Federal Republic of Germany, having its office at Dr.-August-Weckesser-Str. 1, 89355 Gundremmingen, Federal Republic of Germany and registered in the commercial register (Amtsgericht) Memmingen, HRB 14803.

“Facility”: The facility comprising Tranche A, Tranche B, Tranche C, Tranche D1, Tranche D2 and Tranche E pursuant to Clause 2.1 (Granting of the Facility).

“Facility Office”: The office or offices notified by a Lender or a Blue Mill Lender to the Agent in writing on or before the date it becomes a Lender or a Blue Mill Lender (or, following that date, by not less than five (5) days’ written notice) as the office or offices through which it will perform its obligations under this Agreement or the Blue Mill Facility Agreement, respectively.

“Federal Guarantor”: The Federal Government of the Federal Republic of Germany.

“Fees”: The fees payable pursuant to Clause 26 (Fees).

“Fee Letter”: The fee letter by Bayerische Hypo- und Vereinsbank AG (now UniCredit Bank AG) and addressed to the Borrower dated on or about the date hereof.

“Final Maturity Date”: With respect to:

(a)	Tranche A:	the first (1st) Repayment Date following the fifteenth (15th) anniversary of the first Advance under Tranche A;

(b)	Sub-Tranches B1, B2 and B3:

for each Sub-Tranche the first (1st) Repayment Date following the eighth (8th) anniversary of the first Advance under such Sub-Tranche;

(c)	Sub-Tranche B4:

the first (1st) Repayment Date following the fifteenth (15th) anniversary of the first Advance under Tranche A;

(d)	Tranche C:	the third (3rd) Repayment Date following the Scheduled First Repayment Date;

(e)	Tranche D1:	the third (3rd) Repayment Date following the Scheduled First Repayment Date;

(f)	Tranche D2:	the third (3rd) Repayment Date following the Scheduled First Repayment Date; and

(g)	Tranche E:	the first (1st) Repayment Date following the fifth (5th) anniversary of the first Advance under Tranche A.

“Finance Party”: The Agent, the Security Agent, the Arranger or a Lender.

“Financial Close”: The date on which all conditions precedent to first drawdown pursuant to Clause 3.3 (Drawdown Conditions) and 3.4 (Drawdown Restrictions) are fulfilled or waived.

“Financial Indebtedness”: Without duplication, any indebtedness (other than as provided for in paragraphs (a) to (c) of Clause 21.2.11 (Financial Indebtedness) for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with German generally accepted accounting principles, be treated as a capital or finance lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g)	any Derivative Transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any Derivative Transaction, only the marked to market value shall be taken into account) unless entered into in accordance with the Hedging Strategy;

(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, surety, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

“Financial Model”: The financial model agreed between the Parties at the time of the signing of this Agreement, as amended from time to time according to the provisions of this Agreement and as updated until Blue Mill Financial Close at the latest.

“Financing Costs”: The interest costs and fees under the Financing Documents, but excluding during the Pre Production Period interest payments on and fees pursuant to Clauses 26.4 (Federal Guarantee Fee) and 26.5 (State Guarantee Fee) attributable to Tranche A Advances.

“Financing Documents”: This Agreement, the Blue Mill Facility Agreement any agreement entered into with any Permitted Subsidiary in connection with the financing of the wood supply or logistics aspects of the Project, the Hedging Agreements, the Security Agreements, the Shareholders’ Undertaking Agreement, the Step-in-Rights Agreement between SP Holding, RWE-IN, MFC IH and the Agent dated on or about the date hereof, the RWE Solutions AG Guarantee, any agreement regarding Shareholder Loans and Blue Mill Shareholder Contributions and the corresponding subordination declarations, the Stand-By Equity Security, the Fee Letter, the Blue Mill Fee Letter, the Direct Agreement, the advance payment, performance and defects liability guarantee issued in favour of the Borrower by a first class bank in respect of the performance of the EPC Contractor under the EPC Contract or the Blue Mill Turbine Supplier under the Blue Mill Turbine Contract, the State Guarantee, the Blue Mill State Guarantee and any other document in relation to the financing of the Project or Project Blue Mill, any waiver requests, waivers and other binding notifications in each case in respect of the Financing Documents.

“First Repayment”: bears the meaning ascribed to it in Clause 6.2 (First Repayment).

“First Repayment Date”: The date on which the First Repayment is made in full.

“Government Grants”: The grants which will be given as direct grants (GA-Zuschuss (investment incentives)) by the State of Saxony-Anhalt and as Investitionszulagen (tax grants) by the Federal Republic of Germany, both as approved by the EU-Decision, for the Project in favour of the Borrower.

“Group”: The Borrower and its subsidiaries from time to time.

“Guarantors”: The Federal Guarantor and the State Guarantor in their function as guarantors under the State Guarantee and the State Guarantor in its function as guarantor under the Blue Mill State Guarantee, respectively.

“Hedging Agreements”: The agreements to be concluded in relation to any Derivative Transaction in accordance with the Hedging Strategy.

“Hedging Counterparty”: UniCredit Bank AG.

“Hedging Strategy”: The hedging strategy in relation to the Facility to be agreed in writing between the Borrower and the Arranger, as amended from time to time, for the hedging of the interest, currency and commodity price risks of the Borrower.

“Information Memorandum”: The information memorandum relating to the Project to be sent to other credit institutions for their information with respect to the syndication of the Facility.

“Infrastructure Agreement”: The infrastructure agreement (Vereinbarung über die Durchführung von Infrastrukturmaßnahmen und die Bereitstellung finanzieller Mittel) dated 17 July 2002 between the Borrower and the city of Arneburg.

“Insurance Account”: Account no. 57 53 171, banking code 700 202 70 with the Agent in the name of the Borrower to be maintained for certain payments by insurers.

“Insurance Adviser”: Bankrisk Services Marsh Ltd. and its successors as advisers to the Lenders in relation to insurance issues.

“Intellectual Property Rights”: Any patent, trade secret, trademark, copyright or other proprietary rights or knowhow, licences or design registrations required in connection with the Project.

“Interest Period”: The interest periods pursuant to Clause 4.1 (Interest Period).

“Interest Rate”: The interest rate pursuant to Clause 4.2 (Interest Rate).

“Investment Account”: The accounts referred to in Clause 9.2 (Proceeds Account) maintained with the Agent or UniCredit Luxembourg Société Anonyme in the name of the Borrower.

“Investment and Financing Plan”: The investment and financing plan agreed by the Arranger and the Borrower at the time of the signing of this Agreement in relation to the Project and attached as Schedule 16 (Investment and Financing Plan).

“Lenders”: The lenders (including the Original Lender), acting through their respective Facility Offices, and as far as permissible under this Agreement, their successors, transferees and assignees.

“Majority Lenders”: The Lenders representing at least 66 2/3% of the total aggregate of unutilised Commitments and outstanding Advances under the Facility. When collecting a vote of the Lenders, the voting rights of a Lender which does not respond within such period as is fixed by the Agent (being a period of at least five (5) Business Days) or, if requested by the Borrower, within thirty (30) Business Days from receipt of any request by the Borrower for a consent, waiver or amendment under the Financing Documents, will be disregarded in determining whether the required majority was achieved.

“Mandatory Costs”: The percentage rate per annum calculated by the Agent in accordance with Schedule 6 (Mandatory Cost Formulae).

“Margin”: For:

(a)	Tranche A:	0.75 % per annum before 31 March 2003 and 1.05 % per annum from (and including) 31 March 2003;

(b)	Tranche B:	0.60 % per annum before 31 March 2003 and 0.90 % per annum from (and including) 31 March 2003; (for the guaranteed portion of Tranche B);

1.50 % per annum before 31 March 2003 and 1.80 % per annum from (and including) 31 March 2003; (for the non guaranteed portion of Tranche B);

(c)	Tranche C:	1.55 % per annum before 31 March 2003 and 1.85 % per annum from (and including) 31 March 2003;

(d)	Tranches D1 and D2:	1.55 % per annum before 31 March 2003 and 1.85 % per annum from (and including) 31 March 2003; and

(e)	Tranche E:	1.25% per annum before 31 March 2003 and 1.55 % per annum from (and including) 31 March 2003.

If repayments under the guaranteed portions of Tranche A and Tranche B are deferred according to Clause 6.5 (Deferred Amortisation), the margin in respect of the portions so deferred will be increased by 0.10 % per annum until such deferred repayments are paid.

“Material Adverse Effect”: An event, occurrence or condition which has materially impaired, or which will materially impair (as compared with the situation which would have prevailed but for such event, occurrence or condition):

(a)	the business, operation, property and financial condition of the Borrower and as a result, the ability of the Borrower to perform any of its obligations under the Financing Documents; or

(b)	the validity or enforceability of the Financing Documents.

An event, occurrence or condition (other than an event, occurrence or condition affecting a Shareholder itself) shall not be capable of having a Material Adverse Effect if the risks and consequences of such event, occurrence or condition are fully borne by a Shareholder under the terms of any of the Transaction Documents within a period of thirty (30) days following such event, occurrence or condition.

“Material Insurances”: All insurances required to be taken out by the Borrower pursuant to the Minimum Insurance Schedule as set out in Schedule 12 (Minimum Insurance Schedule) and Schedule 12a (Minimum Insurance Operation Period Schedule) apart from any employer’s liability or motor vehicle liability insurance.

“Minimum Insurance Schedule”: The Schedule prepared by the Insurance Adviser and set out in Schedule 12 (Minimum Insurance Schedule) relating to insurances during the Construction Period and Schedule 12a (Minimum Insurance Operation Period Schedule) relating to insurance during the Operation Period.

“Operation Period”: The period beginning on the day immediately following Acceptance.

“Original Financial Statements”: The financial statements of the Borrower as of 31 December 2001.

“Overall Funding Requirements (Gesamtfinanzierungs-Planbedarf)”: The financing requirements for the Project pursuant to the Project Budget as of the date hereof.

“Overall Funding Sources (Gesamtfinanzierungsquellen)”: The financing sources for the Project comprising:

(a)	Shareholder Contributions;

(b)	Government Grants (and, pending receipt thereof, Tranche E);

(c)	the Facility; and

(d)	Start up Cash Flows but excluding Excess Start-up Cash Flows.

“Overall Funding Sources (Gesamtfinanzierungsquellen) Project Blue Mill”: The financing sources for Project Blue Mill comprising:

(e)	the Blue Mill Cash Flow Contributions;

(f)	the Blue Mill Government Grants;

(g)	the Blue Mill Shareholder Contributions; and

(h)	the Blue Mill Facility.

“Owner’s Scope”: Has the meaning set out in the EPC-Contract.

“Parent Company Guarantee”: The parent company guarantee to be granted by RWE Solutions AG in favour of the Borrower in respect of RWE-IN's obligations under the EPC Contract.

“Permitted Disposals”:

(a)	Annual disposals of assets with an aggregate market value of not more than EUR 5 million if such disposals do not have a Material Adverse Effect; and

(b)	disposals of assets which are replaced according to the Base Case or funded by Shareholders’ funds.

“Permitted Encumbrances”: Encumbrances:

(a)	created by operation of law or arising in the ordinary course of business (including any retention of title arrangements) which do not secure indebtedness for money borrowed;

(b)	existing at Financial Close which will be released following the first drawdown of an Advance under this Agreement;

(c)	existing at Blue Mill Financial Close which have been created in accordance with the Financing Documents;

(d)	created with the Majority Lenders’ consent, which consent shall not be unreasonably withheld, provided all consents required by the Guarantors have been obtained;

(e)	constituting Security; and

(f)	additional encumbrances in an aggregate amount of not more than EUR 1 million.

“Permitted Financial Indebtedness”: Financial Indebtedness:

(a)	incurred or permitted under the Financing Documents;

(b)	Existing Financial Indebtedness;

(c)	which is unsecured and subordinated to the claims of the Lenders hereunder;

(d)	incurred under Derivatives Transactions permitted under the Hedging Strategy; and

(e)	an additional aggregate amount of not more than EUR 5 million.

“Permitted Investments”: Investments made in time deposits (Festgeld) and short term euro debt securities (and, to the extent that funds are held in USD, also in USD debt securities) with a maximum duration of 3 years of issuers with a short term BBB- rating or better of Standard & Poor’s Corporation or an equivalent rating from such other rating agency approved by the Agent. The average rating of the investments should be A+ or better of Standard & Poor’s Corporation or an equivalent rating agency approved by the Agent.

“Permitted Subsidiaries”: The two support holding companies, the wood supply company and the logistic company and any subsidiary approved by the Agent.

“Post-Acceptance Costs”: The amounts of costs specified by the Borrower in a Drawdown Request, requesting a drawdown at or about the last day of the Availability Period, as the Project Construction Costs (plus Cost Overruns in relation thereto) and Working Capital Costs expected to be incurred in relation to the Project after Acceptance.

“Potential Blue Mill Event of Default”: Any event which might reasonably be expected to become (with the passage of time, the giving of notice, the making of any determination or any combination thereof) a Blue Mill Event of Default.

“Potential Event of Default”: Any event which might reasonably be expected to become (with the passage of time, the giving of notice, the making of any determination hereunder or any combination thereof) an Event of Default.

“Pre-Production Period”: The portion of the Construction Period ending on the date of the production of saleable pulp from the Project.

“Proceeds Account”: The Revenue Account and the Investment Account.

“Project”: The design, development, financing, construction and operation of a 552,000 tonnes per annum bleached softwood kraft pulp mill located in Arneburg, near Stendal in Saxony-Anhalt, Federal Republic of Germany.

“Project Budget”: The financial budget of the Borrower and its Permitted Subsidiaries in the form delivered to and agreed by the Agent from time to time pursuant to the provisions of Clause 18.3 (Project Budget).

“Project Construction Costs”: All Project Costs excluding:

(a)	Financing Costs, start up costs to the extent not capitalised, Development Costs and Working Capital Costs; and

(b)	recoverable VAT payments on such costs,

but including during the Pre Production Period interest payments on and fees pursuant to Clauses 26.4 (Federal Guarantee Fee) and 26.5 (State Guarantee Fee) attributable to Tranche A Advances.

“Project Contracts”: The EPC Contract, the Blue Mill Turbine Contract as well as all other contracts in relation to the planning, development and construction of the Project or Project Blue Mill, respectively, as well as the construction of infrastructure, the sale of energy and the agreement on reserve electricity services.

“Project Costs”: All costs of the Borrower in relation to the Project up to Acceptance (including, in any event, Post Acceptance Costs) as shown in the Financial Model or, as the case may be, as approved by the relevant Advisers.

“Pulp Market Adviser”: NLK Consultants Inc., Canada and its successors as advisers to the Lenders in relation to pulp market issues.

“PWC”: PricewaterhouseCoopers AG, Wirtschaftsprüfungsgesellschaft, Düsseldorf as agent (Mandatar) of the Guarantors.

“Quotation Date”: With respect to any Interest Period, the Business Day which is two (2) Business Days prior to the commencement of such Interest Period.

“Reference Banks”: UniCredit Bank AG, Deutsche Bank AG and Barclays Bank PLC.

“Related Party”: A company or person related to the Borrower, i.e. part of the “Konzern” within the meaning of § 15 German Act on Stock Corporation (Aktiengesetz).

“Repayment Date”: The First Repayment Date and each subsequent 31 March and 30 September on which a repayment of any part of any Tranche (or Sub-Tranche) is scheduled to take place.

“Repayment Schedule”: The repayment Schedule pursuant to Clause 6.4 (Repayment Schedule).

“Required Level”: EUR 590 million plus 30% of the aggregate Advances made under Tranche D2, but in no event more than EUR 599 million.

“Responsible Officer”: The chief executive officer or general manager, the senior financial officer and/or the responsible project manager.

“Revenue Account”: The account referred to in Clause 9.2 (Proceeds Account) maintained with the Agent in the name of the Borrower.

“RWE Solutions AG Guarantee”: The guarantee given by RWE Solutions AG in respect of RWE-IN’s obligations under the Shareholders' Undertaking Agreement.

“Scheduled Debt Service”: The total amount of interest, principal and fees payable pursuant to the Financing Documents (adjusted by payments and receipts under Hedging Agreements relating to the debt service for that period).

“Scheduled First Repayment Date”: The repayment date set out in Clause 6.2.1 (First Repayment).

“Security”: The security from time to time constituted by or pursuant to the Security Agreements securing all obligations of the Borrower and its Permitted Subsidiaries in relation to the Project and Project Blue Mill, respectively.

“Security Agreements”: The security agreements listed in Schedule 9 (Security Agreements), the Security Pooling Agreement and any other agreement pursuant to which the Borrower, the Shareholders, the Sponsors, the Blue Mill Sponsors or any third party grant security to the Security Agent and/or the Lenders and/or the Blue Mill Lenders (other than the State Guarantee and the Blue Mill State Guarantee), including security agreements granting security in favour of or on behalf of the subsidiaries.

“Security Pooling Agreement”: The security pooling and intercreditor agreement dated on or about the date of the Amendment Agreement between the Security Agent, the Lenders, the Hedging Counterparty, the Shareholders, the Sponsors and the Borrower, and acceded by the Blue Mill Finance Parties and as amended from time to time.

“Senior Debt”: The aggregate of the total Advances and the total Blue Mill Advances outstanding as at each Repayment Date.

“Senior Debt/EBITDA Cover Ratio”: The ratio of Senior Debt to EBITDA at a point in time.

“Share”: An ordinary fully paid up share in the Share Capital.

“Share Capital”: The share capital of the Borrower as increased from time to time in accordance with this Agreement.

“Shareholder Contributions”: Contributions of the Shareholders to be made by way of Capital Contributions or Shareholder Loans in accordance with the Shareholders’ Undertaking Agreement.

“Shareholder Loans”: Loans by the Shareholders to the Borrower made and subordinated in accordance with the terms and conditions of the Shareholders’ Undertaking Agreement.

“Shareholders”: Originally SP Holding, RWE-IN and MFC IH and on the date of the Amendment Agreement, SP Holding and E&Z and thereafter any person to whom Shares have been transferred.

“Shareholders’ Account”: An account in the name of the Borrower over which the Lenders have no security and to which the Borrower is allowed to make payments in accordance with Clauses 9.4.3(a) (Priority of Payments) and 9.4.3(c) (Restricted Application).

“Shareholders’ Agreement”: The agreement dated on or about the date hereof between the Shareholders and the Borrower.

“Shareholders’ Undertaking Agreement”: The agreement originally dated 26 August 2002 as amended from time to time between, inter alios, the Sponsors, the Shareholders, the Borrower and the Agent.

“Shortfall”: An amount in Euro, being the greater of (a) the difference between the Available Cash Flow for a particular measurement period and the amount the Available Cash Flow for such period would have to have been for the then applicable Annual Debt Service Cover Ratio to be met, and (b) the amount by which the Senior Debt would be required to be reduced in order to meet the then applicable Senior Debt/EBITDA Cover Ratio.

“Site”: That portion of land

(a)	more particularly defined in the Land Register (Grundbuch) of the Stendal Local Court (Amtsgericht) for Arneburg folio (Blatt) 3129, communal district (Gemarkung) Arneburg, under plot (Flur) 18, sub-plots (Flurstück) nos. 90, 105/0 and 107/0, under plot (Flur) 21, sub-plots (Flurstück) nos. 52, 36, 44, 35, 40 and 38, under plot (Flur) 22, sub-plot (Flurstück) no. 5 and under plot (Flur) 24, sub-plot (Flurstück) no. 14/8;

(b)	more particularly defined in the Land Register (Grundbuch) of the Stendal Local Court (Amtsgericht) for Arneburg folio (Blatt) 3215, communal district (Gemarkung) Arneburg, under plot (Flur) 18, sub-plot (Flurstück) no. 108 and under plot (Flur) 21, sub-plot (Flurstück) no. 67;

(c)	more particularly defined in the Land Register (Grundbuch) of the Stendal Local Court (Amtsgericht) for Arneburg folio (Blatt) 3230, communal district (Gemarkung) Arneburg, under plot (Flur) 21, sub-plots (Flurstück) nos. 1/57 and 33;

(d)	more particularly defined in the Land Register (Grundbuch) of the Osterburg Local Court (Amtsgericht) for Altenzaun folio (Blatt) 284, communal district (Gemarkung) Altenzaun, under plot (Flur) 1, sub-plot (Flurstück) 324;

(e)	Land Register (Grundbuch) of the Stendal Local Court (Amtsgericht) for Schönfeld (for the time being) folio (Blatt) 542, plot (Flur) 9, sub-plot (Flurstück) no. 2/23;

(f)	and that portion of land currently leased to the Borrower pursuant to a lease contract dated 16 May 2002 and made between ALTMARK INDUSTRIEPARK AG and the Borrower (Land Register (Grundbuch) of the Stendal Local Court (Amtsgericht) for Arneburg folio (Blatt) 3215, communal district (Gemarkung) Arneburg, under plot (Flur) 21, sub-plot (Flurstück) no. 61).

“SP Holding”: Stendal Pulp Holding GmbH.

“Sponsors”: Mercer International and E&Z and any of their respective successors.

“Stand-By Equity Security”:

(a)	an irrevocable letter of credit; or

(b)	an unconditional guarantee on first demand,

in each case in form and substance satisfactory to the Agent and issued by a bank whose long term unsecured credit rating is at least A from Standard & Poor’s Rating Services and A 2 from Moody’s Investors Services Inc.; or

(c)	an interest bearing cash deposit in the amount required by the Shareholders’ Undertaking Agreement to be held by the Agent or at UniCredit Luxembourg Société Anonyme, such account to be pledged pari passu in favour of the Lenders and the Blue Mill Lenders.

“Start-up”: bears the meaning ascribed thereto in the EPC Contract.

“Start-Up Cash Flows”: Net operating cash flows generated by the Project from the 18 September 2004 (as end of construction pursuant to the German Commercial Code, HGB) until Acceptance in the amount confirmed by an auditor acceptable to the Agent after Acceptance including the financing advantages arising out of the provision of funds made available by the European Investment Bank in the aggregate amount of EUR 4,022,725.80, proceeds resulting from the termination of a cross currency swap in the amount of EUR 29,394,000.00, proceeds resulting from forward sales in an amount of EUR 743,010.26 and EUR 1,820,459.00 and a penalty payment in the amount of EUR 250,000.00 paid by Hochtief AG to the Borrower according to an agreement dated 26 April 2004 entered into between the Borrower and Hochtief AG in respect of the installation of an effluent pipe to Elbesite.

“State Guarantee”: The guarantees (Ausfallbürgschaften) issued by the Federal Republic of Germany (for 48 % of the aggregate amount of Advances under Tranches A and B) and the State of Saxony-Anhalt (for 32 % of the aggregate amount of Advances under Tranches A and B) issued in the form attached to this Agreement as Schedule 8 (State Guarantee) in favour of the Lenders with respect to this Agreement including the “Allgemeinen Bestimmungen für Bürgschaftsübernahmen durch die Bundesrepublik Deutschland (Bund) und parallel bürgende Bundesländer” (General Conditions for the issuing of guarantees by the Federal Republic of Germany and Länder).

“State Guarantor”: The State of Saxony-Anhalt.

“Sub-Tranche”: a sub-tranche of Tranche B as more particularly referred to in Clause 2.1.1(b).

“Supplier”: Suppliers and vendors of services and goods to the Borrower and the EPC Contractor in connection with the EPC Contract.

“Suspension Notice”: The notice pursuant to Clause 5.1 (Market Disruption).

“TARGET”: The Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

“Target Balance”: The balance targeted to be standing to the credit of the Debt Service Reserve Account pursuant to Clause 11.3 (Target Balance).

“TARGET Day”: Any day on which TARGET is open for the settlement of payments in euro.

“Technical Adviser”: JP Management Consulting (Europe) OY, Vantaa, Finland and its successors as advisers to the Lenders in relation to technical issues.

“Tranche” or “Tranches”: Any or all of Tranche A, Tranche B, Tranche C, Tranche D1, Tranche D2 and Tranche E as the case may be.

“Tranche A”: That part of the Facility granted to the Borrower pursuant to Clause 2.1.1(a) (Granting of the Facility) and split into, and comprising thereafter, Tranche A1 and Tranche A2 pursuant to Clause 6.3.3.

“Tranche A1”: Has the meaning ascribed thereto in Clause 6.3.3.

“Tranche A2”: Has the meaning ascribed thereto in Clause 6.3.3.

“Tranche B”: That part of the Facility granted to the Borrower pursuant to Clause 2.1.1(b) (Granting of the Facility) (comprising up to 4 separate Sub-Tranches).

“Tranche C”: That part of the Facility granted to the Borrower pursuant to Clause 2.1.1(c) (Granting of the Facility).

“Tranche D1”: That part of the Facility granted to the Borrower pursuant to Clause 2.1.1(d) (Granting of the Facility).

“Tranche D2”: That part of the Facility granted to the Borrower pursuant to Clause 2.1.1(e) (Granting of the Facility).

“Tranche E”: That part of the Facility granted to the Borrower pursuant to Clause 2.1.2 (Granting of the Facility).

“Transaction Documents”: The Financing Documents, the Project Contracts, the Blue Mill Project Contracts and the Shareholders’ Agreement.

“Transfer Certificate”: The transfer certificate pursuant to Schedule 14 (Transfer Certificate).

“Transferee”: Any transferee pursuant to Clause 31.2 (Assignments and Transfers by the Lenders).

“Transferor”: Any transferor pursuant to Clause 31.2 (Assignments and Transfers by the Lenders).

“Wood Supply Adviser”: JP Management Consulting (Europe) OY, Vantaa, Finland and its successors as advisers to the Lenders in relation to wood supply issues.

“Working Capital”: Accounts receivable

(a)	plus inventory,

(b)	plus receivables in respect of taxes,

(c)	plus accrued revenue (prepaids, accrued revenue and other),

(d)	less accounts payable,

(e)	less taxes payable,

(f)	less accrued interest,

(g)	less accrued liabilities,

(h)	less unearned revenue.

“Working Capital Costs”: Costs of working capital needed for the operation of the Group’s business, including operating costs, wood, chemicals and other raw material and consumables stock costs as well as intermediate - and end products (including, without limitation, in respect of Project Blue Mill both before and after Blue Mill Final Completion) and funds for cash deposits which the Borrower needs to provide to banks as a security for the provision of guarantees by such banks.

“Works”: Has the meaning as set out in the EPC Contract.

1.2	Interpretation

Any reference in this Agreement to:

an “affiliate” of a specified person is construed as any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the person specified, or who holds or beneficially owns 10% or more of the equity interest in the person specified or 10% or more of any class of voting securities of the person specified;

the “Agent”, “Arranger”, “Lender” and “Security Agent” is construed so as to include it and any subsequent successors and permitted transferees and assigns in accordance with their respective interests;

“assets” includes present and future properties, revenues and rights of every description;

“calendar quarter” is a reference to the period from (and including) January 1 to (and including) March 31, or from (and including) April 1 to (and including) June 30, or from (and including) July 1 to (and including) September 30, or from (and including) October 1 to (and including) December 31;

“continuing”, in relation to an Event of Default, is construed as a reference to an Event of Default which has not been waived in accordance with the terms hereof or remedied and, in relation to a Potential Event of Default, one which has not been remedied within the relevant grace period or waived in accordance with the terms hereof;

“disposal” is construed as any sale, lease, transfer, conveyance, assignment or other disposal and “dispose” and “disposals” is construed accordingly, but the payment of cash permitted hereunder shall not constitute a disposal;

“encumbrance” is construed as a reference to a mortgage, pledge, lien, charge, hypothecation, security interest, title retention, preferential right or trust arrangement, obligations under leasing agreements and conditional purchase agreements, and any other collateral agreement or similar arrangement whether on existing or future assets (including, without limitation, Sicherungsübereignung, Sicherungsabtretung, Eigentumsvorbehalt, Pfandrecht, Grundpfandrechte, Treuhandvereinbarung, Nießbrauch);

“include” or “including” is construed without limitation and for avoidance of doubt;

“indebtedness” is construed so as to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

a “law” is construed as any law, statute, constitution, binding (bestandskräftig) decree, treaty, regulation, legally binding (bestands- oder rechtskräftig) directive, rules or any other legally binding (bestands- oder rechtskräftig) legislative measure of any government, supranational, local government, statutory or regulatory body or court;

a “month” is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month save that:

(a)	if any such numerically corresponding day is not a Business Day, such period shall end on the immediately succeeding Business Day in that calendar month or, if none, it shall end on the immediately preceding Business Day; and

(b)	if there is no numerically corresponding day in that next succeeding calendar month, that period shall end on the last Business Day in that next succeeding calendar month,

(and references to “months” shall be construed accordingly);

a “person” is construed as a reference to any person, firm, company, corporation, state or Bundesland, or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

“repay” (or any derivative form thereof) is, subject to any contrary indication, construed to include “prepay” (or, as the case may be, the corresponding derivative form thereof);

a “subsidiary” of a company or corporation is construed as a reference to any company:

(a)	which is controlled, directly or indirectly, by the first-mentioned company or corporation and, for these purposes, a company shall be treated as being controlled by a company if that other company is able to direct its affairs and/or to control the composition of its board of directors or equivalent body;

(b)	more than half the issued share capital or partnership interest of which is beneficially owned, directly or indirectly, by the first-mentioned company; or

(c)	which is a subsidiary of another subsidiary of the first mentioned company;

a “successor” is construed so as to include a permitted assignee or successor in title of such party and any person who under the laws of its jurisdiction of incorporation or domicile has assumed the rights and obligations of such party under this Agreement or to which, under such laws, such rights and obligations have been transferred;

“tax” is construed so as to include any tax, levy, impost, duty or other charge of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

“VAT” is construed as a reference to value added tax including any similar tax which may be imposed in place thereof from time to time;

the “winding-up” or “dissolution” of a company or corporation is construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, reorganisation, dissolution, administration, general arrangement, general adjustment, protection or relief of debtors.

1.3	Currency Symbols

“EUR” and “euro” mean the single currency unit of the European Union as constituted by the Treaty on European Union as referred to in EMU legislation and “euro unit” means the currency unit of the “euro” as defined in EMU legislation.

1.4	Agreements and Statutes

Any reference in this Agreement to:

1.4.1	this Agreement or any other agreement or document is construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented and in case an agreement has been terminated, the latest version of such agreement; and

1.4.2	a statute or treaty is construed as a reference to such statute or treaty as the same may have been, or may from time to time be, amended or, in the case of a statute, re-enacted.

1.5	Headings

Clause, Part and Schedule headings are for ease of reference only.

1.6	Singular and Plural

Words incorporating the singular number include the plural and vice versa.

1.7	Time

Any reference in this Agreement to a time of day is, unless a contrary indication appears, a reference to German time.

1.8	Language

Where a Financing Document is available in the English and German language, the German version prevails.

1.9	Amendments

Some definitions, provisions or schedules of this Agreement have expired or are otherwise no longer relevant. For historic consistency, such provisions are nevertheless maintained. Accordingly, all such definitions, provisions or schedules that have expired or are otherwise no longer relevant shall no longer be taken into consideration or have any effect following the Amendment Date (as defined in the Amendment Agreement). Consequently, if reference is made to “the date of this Agreement” or “on or about the date herof”, it refers to the initial execution date of this Agreement, i.e. 26 August 2002.

2.	THE FACILITY

2.1	Granting of the Facility

Subject to the terms and conditions of this Agreement, the Lenders will provide the Borrower with a Facility comprising:

2.1.1	a euro denominated term loan facility in an aggregate amount of up to EUR 668 million divided as follows:

(a)	Tranche A in an amount of EUR 464.55 million (“Tranche A”);

(b)	Tranche B in an amount of EUR 122 million (“Tranche B”) containing no more than four (4) Sub-Tranches in the respective amounts of EUR 20,666,666 (“Sub-Tranche B1”), EUR 20,666,667 (“Sub-Tranche B2”), EUR 20,666,667 (“Sub-Tranche B3”) and EUR 60 million (“Sub-Tranche B4”);

(c)	Tranche C in an amount of EUR 42 million (“Tranche C”);

(d)	Tranche D1 in an amount of EUR 9.40 million (“Tranche D1”); and

(e)	Tranche D2 that may be drawn in an amount of up to EUR 30 million (“Tranche D2”);

2.1.2	a euro denominated revolving loan facility in an aggregate amount of up to EUR 160 million (“Tranche E”).

2.2	Availability of Facility

Provided that the first Advance hereunder is made on or prior to the date falling three months after the date hereof, the Facility will, subject to the next following sentence, be available for disbursement, on and in accordance with the terms hereof, from Financial Close up to and including the date on which Acceptance is achieved, but no later than the date falling 40 months after Financial Close. However, Tranche C will be available until and including the 30 September 2005. Tranche D2 and E will, however, be available up to and including the date falling one (1) month prior to the First Repayment Date.

2.3	Borrower’s Obligations

2.3.1	The obligations of the Borrower to the Agent and each Lender hereunder are created vis-à-vis each of them as separate and independent obligations (Teilschuldnerschaft).

2.3.2	Unless otherwise provided for under the Financing Documents, the Agent and each Lender may separately enforce their rights hereunder.

2.4	Lender’s Obligations

The obligations of each Lender under this Agreement are several. Failure of a Lender to carry out its obligations pursuant to this Agreement in a proper manner does not relieve any other party of its obligations under this Agreement. No Lender is responsible for the obligations of any other party under this Agreement. Joint liability (gemeinschaftliche Schuld) or joint and several liability (Gesamtschuldnerschaft) is excluded.

2.5	Purpose and Application

The Facility is intended to finance the Project in accordance with the Investment and Financing Plan. It will exclusively be used by the Borrower for the following purposes:

2.5.1	Tranche A will only be used by the Borrower for the financing of Project Construction Costs and Development Costs;

2.5.2	Sub-Tranches B1, B2 and B3 will only be used by the Borrower for the financing of the Financing Costs, up until Acceptance, start-up costs, up until Acceptance, and other Project Construction Costs and Development Costs not financed under Tranche A;

2.5.3	Sub-Tranche B4 will only be used by the Borrower for the financing of Working Capital Costs;

2.5.4	Tranche C will only be used by the Borrower to fund in part the Debt Service Reserve Account;

2.5.5	Tranche D1 will only be used by the Borrower for the financing of Project Construction Costs;

2.5.6	Up to the earlier of (i) the completion of Additional Works and (ii) one (1) month prior to the first Repayment Date, Tranche D2 will be used by the Borrower for the financing of Cost Overruns. Up to and including the date falling one (1) month prior to the First Repayment Date, Tranche D2 will be used for a prepayment of Tranche A (not already funded pursuant to Clause 2.4.2 (b) (iv) of the Shareholders’ Undertaking Agreement) to the extent necessary to meet the EU-Equity Test and for the financing of shortfalls in Government Grants (not already funded pursuant to Clause 2.4.2 (b) (i) of the Shareholders’ Undertaking Agreement or by an earlier drawing under Tranche D2) as finally calculated one month prior to the First Repayment Date; and

2.5.7	Tranche E will only be used by the Borrower to bridge finance:

(a)	the portion of all costs in relation to the Project for which the Government Grants are expected to be received; and

(b)	recoverable VAT payments on Project Construction Costs.

2.5.8	Without affecting the obligations of the Borrower, neither the Arranger, the Agent, the Security Agent, the Lenders nor any of them is required to monitor or verify the application of any amount borrowed pursuant to this Agreement. The Agent will however require from the Borrower the documents regarding the application of funds in accordance with Clause 3.4.3 (Drawdown Restrictions).

2.6	Cash Advances

The Facility will be available only in the form of cash Advances.

2.7	Substitute Lenders

In the event the Commitment of any Lender is terminated, and the Advances of such Lender are prepaid or may be prepaid, pursuant to Clause 12 or Clause 13, the Borrower shall have the right to seek a substitute lender (which may be a Lender) to assume the Commitment and acquire the Advances (or make new Advances in substitution for Advances prepaid) of such terminating Lender.

3.	UTILISATION OF THE FACILITY

3.1	Delivery of Drawdown Request

The Borrower may from time to time request the making of an Advance by delivery to the Agent of a duly completed Drawdown Request in form and substance as set out in Schedule 1 (Drawdown Request) not later than 11:00 a.m. on the fifth (5th) Business Day before the Drawdown Date proposed in the Drawdown Request.

3.2	Drawdown Details

Each Drawdown Request delivered to the Agent pursuant to Clause 3.1 (Delivery of Drawdown Request) is irrevocable and will not be regarded as having been duly completed unless it specifies:

3.2.1	the proposed Drawdown Date which must be a Business Day within the Availability Period and in the case of the first Advance hereunder no later than the date falling three months after the date hereof;

3.2.2	the term of the initial Interest Period;

3.2.3	the amount of any Advance requested which, if it is not for the whole undrawn amount of the relevant Tranche or Sub-Tranche, must be

(a)	with respect to Tranche A a minimum amount of EUR 5 million or any larger amount which is an integral multiple of EUR 1 million unless it is in respect of Post-Acceptance Costs; and

(b)	with respect to Tranches B, D1 and D2 a minimum amount of EUR 2 million or any larger amount which is an integral multiple of EUR 1 million unless it is in respect of Post-Acceptance Costs; and

3.2.4	the specific purposes for which the Advance will be used by the Borrower and which Tranche it forms part of; Advances made under Tranche B (other than in respect of Working Capital Costs which will be allocated to Sub-Tranche B4) will be allocated first to Sub-Tranche B1, then to Sub-Tranche B2 and lastly to Sub-Tranche B3.

3.3	Drawdown Conditions

3.3.1	The Borrower may only deliver a Drawdown Request to the Agent if:

(a)

the conditions precedent listed in Schedule 2 (Conditions for the First Drawdown) are met with respect to the first Advance and the Agent has notified the Borrower and the Lenders that it has received all of the documents and other evidence to be delivered in respect of such conditions precedent and each is in form and substance satisfactory to the

Agent (and the Agent undertakes to promptly after receipt of such documents and evidence notify the Borrower that such conditions are met or inform the Borrower of the reasons they are not met);

(b)	the conditions precedent listed in Schedule 3 (General Drawdown Conditions) are met with respect to any Advance; and

(c)	each condition subsequent listed in Schedule 4 (Conditions Subsequent) has been met to the satisfaction of the Agent within three months of the date indicated in such Schedule for its satisfaction unless (i) the Agent, acting on the instruction of Majority Lenders, determines that failure to meet the relevant condition subsequent will not be materially adverse in relation to the Borrower’s ability to perform its obligations under the Transaction Documents and/or the validity or enforceability of the Transaction Documents or (ii) such failure is subsequently remedied.

3.3.2	The Agent may waive each drawdown condition with the Majority Lenders’ consent upon written request by the Borrower to the Agent.

3.4	Drawdown Restrictions

3.4.1	Drawings except under Tranche E will only be permitted to the extent that amounts standing to (or expected to be standing to) the credit of the Disbursement Account are not sufficient to meet the relevant funding requirements for which the Borrower has delivered the Drawdown Request.

3.4.2	Drawings will further only be permitted if:

(a)	on the Drawdown Date no Event of Default or Potential Event of Default has occurred and remains uncured or unwaived or would occur as a result of the making of the Advance to be drawn down; and

(b)	the representations to be made by the Borrower remain true in all respects,

(c)	the Shareholders have made the additional Shareholder Loans which they are required to make under the last paragraph of Clause 2.4.1 of the Shareholders’ Undertaking Agreement.

3.4.3

Drawings in respect of Project Costs (excluding Financing Costs, costs for interest payments during the Construction Period and Post-Acceptance Costs) will further only be permitted against submission to the Agent of a list of all invoices as well as all detailed documents which the Agent requires in relation to any item listed thereon evidencing the Project Costs for which the Borrower has delivered a Drawdown Request or which have been or are to be paid from equity in accordance with Schedule 2 (Conditions for the First Drawdown), paragraphs 6(a) and (b), unless such Project Costs are anticipated to be incurred within one month from the Drawdown Date specified in the respective Drawdown Request. Upon receipt of the relevant invoice the Borrower shall deliver to the Agent without undue delay a list of any Project Costs not previously submitted as well as those detailed documents which the Agent has requested in relation to any item listed thereon.

3.4.4	Drawings under Tranche D2 will be permitted only:

(a)	if approved by the Agent, and, in the case of (b), the Technical Adviser and the Wood Supply Adviser, such approval or, as the case may be, the procurement of such approval not to be unreasonably withheld or delayed;

(b)	up to and including the earlier of (i) the completion of the Additional Works and (ii) one (1) month prior to the First Repayment Date to the extent that such Cost Overruns are not required to be paid by the Shareholders under the Shareholders’ Undertaking Agreement and in any case only so long as the portion thereof required to be paid by the Shareholders under the Shareholders’ Undertaking Agreement has first been paid;

(c)	up to a maximum amount of EUR 5,000,000 with respect to a prepayment of Tranche A (not already funded pursuant to Clause 2.4.2 (b) (iv) of the Shareholders’ Undertaking Agreement) to the extent necessary to meet the EU-Equity Test; and

(d)	for the financing of shortfalls in Government Grants (not already funded pursuant to Clause 2.6.2 (b) (i) of the Shareholders’ Undertaking Agreement or by an earlier drawing under Tranche D2) as finally calculated at the earlier of the conclusion of the subsidy audit (Mittelverwendungsnachweis) and one month prior to the First Repayment Date.

3.4.5	Drawings under Tranche C shall take place on or before 30 September 2005 to fund the Debt Service Reserve Account and will be permitted only to the extent that the Agent has received evidence that on or before the date of such Advance the Shareholders have deposited into the Debt Service Reserve Account the amount determined pursuant to Clause 2.4.2 (b) (iii) of the Shareholders’ Undertaking Agreement.

3.5	Participation of the Lenders in Advances

3.5.1	Each Lender will contribute to each Advance made hereunder in the proportion to which its Commitment bears to the total Commitments of all the Lenders at the relevant time.

3.5.2	The Agent shall no later than three (3) Business Days prior to the Drawdown Date notify each Lender of the amount of the Advance, the Drawdown Date, the Interest Period and such Lender’s participation in the Advance.

3.5.3	Upon receipt of the written notice pursuant to the previous paragraph, each Lender will, no later than 10:00 a.m. on the Drawdown Date, credit the account in the name of the Agent with UniCredit Bank AG, which has been notified by the Agent to Lenders at the latest three (3) Business Days prior to such Drawdown Date, with its participation in the Advance and the Agent will, with same day value as the Drawdown Date, transfer the amount of the Advance to the Disbursement Account in accordance with Clause 9.3.1 (Payments to the Borrower).

4.	INTEREST AND LIQUIDITY CHARGE

4.1	Interest Period

4.1.1	Tranche A, Tranche B, Tranche C, Tranche D1 and Tranche D2

(a)	Prior to the Scheduled First Repayment Date Interest Periods relating to Advances made under Tranche A, Tranche B, Tranche C, Tranche D1 or Tranche D2 will be of one (1), three (3) or six (6) months duration (or such lesser duration as may be necessary so that all Interest Periods in relation to Advances made under each Tranche will end on the Scheduled First Repayment Date) at the option of the Borrower provided that any Interest Period relating to an Advance made under any Tranche commencing at the same time as or during another Interest Period relating to an Advance made under the same Tranche shall be of such duration that it shall end on the same date as that other Interest Period.

(b)	Interest Periods commencing on or after the Scheduled First Repayment Date relating to Advances made under Tranche A, Tranche B, Tranche C, Tranche D1 and Tranche D2 will, subject to paragraph (c) below, end on a Repayment Date, thus in each case (other than the first such Interest Period) being of six (6) months duration.

(c)	Interest Periods relating to Advances made under Tranche A2 will end on the Business Day immediately following a Repayment Date.

4.1.2	Tranche E: The Interest Periods relating to Advances under Tranche E will be of one (1), three (3) or six (6) months duration at the option of the Borrower (or such shorter period as is required in order for the Interest Periods of the Advances under Tranche E to end on the Scheduled First Repayment Date).

4.1.3	The Borrower will, where appropriate, give irrevocable notice to the Agent of the chosen Interest Period in the relevant Drawdown Request or, if the Advance has already been made, in an irrevocable written notice to be received by the Agent no later than 11:00 a.m. on the fifth (5th) Business Day prior to the commencement of that Interest Period. At the latest three (3) Business Days prior to the commencement of the Interest Period chosen by the Borrower, the Agent will give notice to the Lenders and the Guarantors of any notice given by the Borrower pursuant to this Clause 4.1.3.

4.1.4	If the Borrower fails to give notice of an Interest Period, its term will be one (1) month, or any shorter period as the Agent determines to be necessary to comply with the requirements pursuant to Clauses 4.1.5.

4.1.5	The first Interest Period with respect to an Advance will commence on its Drawdown Date, and each subsequent Interest Period will commence on the last day of its preceding Interest Period.

4.1.6	The Agent may, with the approval of the Borrower, determine other Interest Periods with respect to any or all Advances if the Agent deems such other Interest Periods necessary or appropriate to facilitate syndication, provided that any such other Interest Period will not be shorter than five (5) Business Days nor longer than six (6) months.

4.1.7	If two or more Interest Periods relating to Advances under the same Tranche end at the same time, then, on the last day of those Interest Periods, the Advances to which they relate will be consolidated into and treated as a single Advance under such Tranche. Advances under Tranche B forming part of any Sub-Tranche will however, not be consolidated with any Advance forming part of a different Sub-Tranche.

4.1.8	The Agent will notify the Borrower and the Lenders of the duration of each Interest Period in respect of each Advance promptly after having determined the same.

4.2	Interest Rate

The rate of interest applicable to an Advance under any of the Tranches from time to time during an Interest Period is the percentage rate per annum which is the aggregate of EURIBOR on the Quotation Date therefore, the applicable Margin and Mandatory Costs, if any.

4.3	Payment of Interest

The Borrower will pay accrued interest for each Interest Period on the last day of such Interest Period. Interest will accrue during each Interest Period from and including the first day of such Interest Period to but excluding the last day of such Interest Period.

4.4	Notification

The Agent will promptly notify the Borrower and the Lenders of each determination of the Interest Rate and interest payable in relation to each Advance. Each determination of the Interest Rate by the Agent will, in the absence of a manifest error, be conclusive and binding on the Borrower and the Lenders.

4.5	Liquidity Charge

During the period commencing on 31 March 2009 and ending upon the full repayment of Tranche A2, the Borrower will pay a liquidity charge of 0.45 per cent p.a. in respect of the principal amount outstanding under Tranche A2. Such liquidity charge will be payable in arrears on each Repayment Date commencing with the Repayment Date falling on 30 September 2009 and calculated on the principal amount outstanding under Tranche A2 on such Repayment Date.

4.6	Default Interest

4.6.1	If the Borrower fails to pay any amount (other than interest) payable by it hereunder on its due date, interest will accrue on the overdue amount from the due date up to the date of actual payment at a rate of 1.5 per cent. per annum above:

(a)	in relation to an amount becoming due and payable before expiration of the Interest Period applicable thereto, for the period until the expiration of such Interest Period the rate applicable to such overdue amount immediately prior to the due date; and

(b)	in all other cases, the Interest Rate on the most recent Quotation Date for such periods as the Agent may designate, provided, however, that such Interest Period will not exceed three (3) months.

4.6.2	If the Borrower fails to pay any interest payable by it hereunder on its due date, it will make, at the time of payment of all arrears of interest, a lump sum payment for all arrears of interest in the amount of 1.5 per cent. above EURIBOR applicable to the respective Interest Period of the amount due and payable.

4.6.3	The right of the Lenders to compensation for any loss arising from the default remains unaffected. Payments made under Clause 4.6.2 will however be deducted from such compensation.

4.6.4	The Agent will promptly notify the Borrower and the Lenders of the determination of any default interest. Each determination by the Agent will, in the absence of a manifest error, be conclusive and binding on the Borrower and the Lenders.

5.	MARKET DISRUPTION

5.1	Market Disruption

If, on any Quotation Date in relation to any Advance and any Interest Period:

5.1.1	EURIBOR is to be determined by reference to Reference Banks and at or about 11.00 a.m. on the Quotation Date for the relevant Interest Period none or only one of the Reference Banks supplies a rate for the purpose of determining the EURIBOR for the relevant Interest Period; or

5.1.2	before the close of business in Frankfurt am Main on the Quotation Date for such Advance, the Agent has been notified by Lenders to whom in aggregate 50 per cent. or more of the principal of the relevant Advance is owed that EURIBOR does not, by reason of circumstances affecting the inter-bank market generally, accurately reflect the cost to them of obtaining matching deposits for their participation in such Advance, then, notwithstanding anything contrary in this Agreement, the Agent will promptly give written notice (the “Suspension Notice”) to the Borrower and the Lenders of such event.

5.2	Alternative Basis of Interest

5.2.1	If Clause 5.1.1 (Market Disruption) applies, the applicable Interest Period will be one (1), three (3) or six (6) month(s) at the option of the Agent or such shorter period to end on any Repayment Date, and the interest rate applicable will be the weighted average of the interest rates notified by the Lenders to the Agent on or before the last day of the relevant Interest Period to reflect the cost of funding (regardless from what sources a Lender may reasonably select to fund its participation) their participation in the relevant Advance, expressed as a percentage per annum plus the Margin applicable to such Advance and Mandatory Costs, if any.

5.2.2	If Clause 5.1.2 (Market Disruption) applies, the interest rate applicable to the affected Lenders’ participation in the relevant Advance shall be:

(a)	in respect of each Lender having notified the Agent in accordance with Clause 5.1.2 (Market Disruption) the interest rate notified by it to the Agent pursuant to the principles as set out in Clause 5.2 (Alternative Basis of Interest); and

(b)	in respect of all other Lenders EURIBOR and the Margin applicable to such Advance and Mandatory Costs, if any.

5.3	Negotiations

During a period of thirty (30) days upon the giving of the Suspension Notice, the Agent, the Lenders and the Borrower will negotiate in good faith with a view to agreeing on the rate of interest or a substitute basis for determining the rate of interest, including without limitation alternative Interest Periods or alternative methods of determining the interest rate from time to time, (whereby a margin above the cost of funding of each Lender’s participation in the Advance equivalent to the Margin has to be included) and any such rate of interest or substitute basis that is agreed will take effect in accordance with its terms and be binding on each party.

5.4	Prepayment

The Borrower may elect at any time during which an interest rate is determined pursuant to Clause 5.2 (Alternative Basis of Interest) to give notice to a Lender in writing through the Agent that it intends to prepay in full such Lender’s participation in each Advance on the last day of the then current Interest Period for that Advance.

6.	REPAYMENT

6.1	General

The Borrower shall repay in full all Advances under each Tranche outstanding on the Final Maturity Date with respect to such Tranche.

6.2	First Repayment

6.2.1	Not later than the first (1st) 31 March or 30 September immediately following the fourth (4th) anniversary of the first Advance under Tranche A (the “Scheduled First Repayment Date”), the Borrower will repay an amount which will reduce the aggregate Advances outstanding (other than under Tranche E) to no more than the Required Level (the “First Repayment”).

6.2.2	The First Repayment will be applied to the Tranches in the following order:

(a)	first, for the repayment of 70 % of Tranche D2;

(b)	second, for the repayment of 70 % of Tranche D1;

(c)	third, for the repayment of 70 % of Tranche C;

(d)	fourth, for the repayment of part of any Sub-Tranche B1 to B3;

(e)	fifth, for the repayment of Tranche A.

6.3	Repayments other than First Repayment

6.3.1	Subject to Clauses 6.3.3 and 6.3.4, the Amortisation Schedule (expressed as a maximum percentage of the Required Level to be outstanding at the close of business in Munich on the relevant Repayment Date) to be delivered pursuant to paragraph 12 of Schedule 2 (Conditions for the First Drawdown) shall be prepared on the basis that a minimum Annual Debt Service Cover Ratio, as shown by the Base Case delivered pursuant to paragraph 9 of Schedule 2 (Conditions for the First Drawdown) of 1.73 is achieved at each Repayment Date assuming repayment of all Advances made hereunder (other than under Tranche E) in accordance with the following sub-clauses of this Clause 6.3 (Repayments other than First Repayment).

6.3.2	Following the repayment referred to in Clause 6.2 (First Repayment) and subject to Clause 6.3.3, Clause 6.4.2, the Borrower will repay the outstanding Advances under Tranche A in 22 instalments semi-annually on each 31 March and 30 September following the Scheduled First Repayment Date in accordance with the Amortisation Schedule. The amount of each instalment shall be such that, after the repayments of Tranches B, C, D1 and D2 required to be made on the relevant Repayment Date pursuant to the following sub-clauses of this Clause 6.3 (Repayments other than first Repayment) have been made, the aggregate outstanding amount of all Advances, other than Advances under Tranche E, (at close of business in Munich on the relevant Repayment Date) expressed as a percentage of the Required Level does not exceed the percentage set out in the Amortisation Schedule against that Repayment Date.

6.3.3	As of (and including) the Repayment Date falling on 31 March 2009, Tranche A shall be split into a sub-tranche of EUR 270,686,833 (“Tranche A1”) and a sub- tranche of EUR 164,219,900 (“Tranche A2”).

6.3.4	The Borrower will repay the outstanding Advances under each of Sub-Tranche B1, B2 and B3, following the repayment referred to in Clause 6.2 (First Repayment), in eight (8) equal semi-annual instalments on the eight (8) Repayment Dates ending on the (1st) first Repayment Date following the eighth (8th) anniversary of the first Advance under the relevant Sub-Tranche.

6.3.5	The Borrower will repay Sub-Tranche B4 in one amount on the Final Maturity Date for Sub-Tranche B4.

6.3.6	The Borrower will repay the outstanding Advances under Tranche C, following the repayment referred to in Clause 6.2, in three (3) equal semi-annual instalments on the three (3) Repayment Dates falling after the Scheduled First Repayment Date.

6.3.7	The Borrower will repay the outstanding Advances under Tranche D1 in three (3) equal semi-annual instalments on the three (3) Repayment Dates falling after the Scheduled First Repayment Date.

6.3.8	The Borrower will repay the outstanding Advances under Tranche D2 in three (3) equal semi-annual instalments on the three (3) Repayment Dates falling after the Scheduled First Repayment Date.

6.3.9	The Borrower will repay the outstanding Advances under Tranche E in an amount equal to the proceeds of Government Grants and/or VAT refunds on Project Costs received from time to time and/or, as the case may be, out of one or more drawings made under Clause 2.4.2 (b) of the Shareholders’ Undertaking Agreement and/or moneys on the Proceeds Account which are available in accordance with Clause 9.4.3(a)(xiv) (Application of Moneys on Proceeds Account). Any such repayment shall be made on the interest payment date(s) relating to any Advance(s) outstanding under Tranche E next following receipt of such proceeds or, in relation to the moneys on the Proceeds Account, with a seven (7) Banking Days prior written notice to the Agent on the relevant Repayment Date. Should there be less than seven (7) Banking Days between receipt of Government Grants and/or VAT refunds on Project Costs and/or, as the case may be, drawings made under Clause 2.4.2 (b) of the Shareholders’ Undertaking Agreement, and the interest payment date(s) mentioned in the previous sentence, then such repayment shall be made on the following interest payment date(s). Such repayment is, however, not necessary to the extent the Borrower uses the proceeds of Government Grants and/or VAT refunds on Project Costs for purposes corresponding to the purpose of Tranche E. Any Advances under Tranche E remaining outstanding at Tranche E’s Final Maturity Date will be repaid on that date by the Borrower. Any such repayment shall be made together with accrued interest thereon and any other amounts outstanding under this Agreement in respect thereof.

6.4	Repayment Schedule

6.4.1

The Agent will forward to the Borrower and the Lenders with respect to Tranche A, Tranche B, Tranche C, Tranche D1 and Tranche D2 a repayment Schedule setting out in accordance with Clause 6.3 (Repayments other than First Repayment) the amount of the repayment instalments and their respective payment dates at the latest 15 days prior to the Scheduled First Repayment Date (the “Repayment Schedule”), provided that the Repayment Schedule for Tranche A for the period commencing as of (and including) the Repayment Date falling on 31 March 2009 shall be as set out in Clause 6.4.2. The Repayment Schedule will be amended pro rata by the Agent following the making of any voluntary prepayments or mandatory prepayments according to this Agreement and will be submitted to the Borrower and the Lenders upon its amendment.

6.4.2	As of (and including) the Repayment Date falling on 31 March 2009, the Repayment Schedule in relation to Tranche A shall be as follows:

Repayment Date	Repayment in Euro in relation to Tranche A1	Repayment in Euro in relation to Tranche A2
31 March 2009	500,000	0

30 September 2009	500,000	0

31 March 2010	500,000	0

30 September 2010	500,000	0

31 March 2011	12,000,000	0

30 September 2011	6,000,000	0

31 March 2012	7,000,000	0

30 September 2012	15,000,000	0

31 March 2013	20,000,000	0

30 September 2013	20,000,000	0

31 March 2014	20,000,000	0

30 September 2014	20,000,000	0

31 March 2015	22,000,000	0

30 September 2015	22,000,000	0

31 March 2016	22,000,000	0

30 September 2016	22,000,000	0

31 March 2017	24,906,733	0

30 September 2017	35,780,100	164,219,900

6.5	Deferred Amortisation

6.5.1	If there are insufficient funds available to meet scheduled amortisation payments from the Proceeds Account, the Equity Reserve Account and the Debt Service Reserve Account, deferral of the amortisation of the amounts outstanding, excluding Advances under Tranche E, remaining after application of the available funds will, at the request of the Borrower, subject to Clause 6.1 (General), be permitted without triggering an Event of Default for a period of not more than six (6) months and subject to the maximum permitted deferred amortisation amount under any Tranche at any Repayment Date being no greater than the principal amortisation amount due on such Repayment Date.

6.5.2	Any deferral shall be apportioned rateably across the Tranches due for repayment on the relevant Repayment Date. On the First Repayment Date any deferral shall, however, first be apportioned rateably across Tranches D2, D1 and C and only then rateably across Tranche A and Sub-Tranches B1, B2 and B3.

6.6	No Other Repayments

The Borrower will not repay all or any part of the Advances except at the times and in the manner expressly provided for in this Agreement.

7.	VOLUNTARY AND MANDATORY PREPAYMENTS

7.1	General

At any time after the Scheduled First Repayment Date the Borrower may, after having given to the Agent not less than fifteen (15) Business Days’ prior irrevocable written notice to that effect, prepay any part of the amount outstanding under Tranche A, Tranche B, Tranche C, Tranche D1 and Tranche D2 on a Repayment Date in respect of such Tranche without Breakage Costs, subject to a minimum prepayment amount of EUR 5 million or the total outstanding amount, whichever is smaller. Voluntary prepayments under this Clause 7.1 (General) will be applied first to Tranche D2, then to Tranche D1, then to Tranche C, then to Tranche B (in reduction of Sub-Tranche B1 and then Sub-Tranche B2 and then Sub-Tranche B3) then to Tranche A and will be applied pro rata over the remaining instalments of the respective Tranche and/or Sub-Tranche. The Borrower may, subject to paying Breakage Costs, where applicable, at any time following the Scheduled First Repayment Date, by submitting at least fifteen (15) Business Days in advance a written and irrevocable notice thereof, repay on a Repayment Date any outstanding amounts under Tranche E in whole or in part.

7.2	Prepayment of First Repayment

The Borrower may, by giving not less than seven (7) Business Days’ prior irrevocable and written notice to the Agent, prepay all or from time to time any part of the First Repayment prior to the Scheduled First Repayment Date. Such prepayment must fall on the last day of an Interest Period relating to one or more Advances having an aggregate principal amount at least equivalent to the amount of such prepayment.

7.3	Prepayment for meeting of EU-Equity Test

The Borrower shall have the right, effective on the first day of any Interest Period commencing within 18 months after Acceptance, to prepay any amount outstanding under Tranche A by drawing an equivalent amount from the Equity Reserve Account or, if the balance standing to the credit of such account is insufficient for the purpose, by drawing an amount of up to EUR 5 million under Tranche D2 to the extent necessary to meet the EU-Equity Test. The Borrower shall give the Agent at least ten (10) Business Days prior written notice, specifying the principal amount outstanding under Tranche A to be prepaid, and the amount to be drawn under the Equity Reserve Account or, as the case may be, Tranche D2. Any such prepayment made by the Borrower shall satisfy rateably the remaining obligations of the Borrower to repay Tranche A.

7.4	Prepayment of Tranche A2

As of (and including) the Repayment Date falling on 30 September 2009, any surplus standing to the credit of the Proceeds Account after application in accordance with Clause 9.4.3(a)(i) to 9.4.3(a)(xv) (Application of Moneys on Proceeds Account) on a Repayment Date shall be applied on the Business Day following that Repayment Date in prepayment of Tranche A2 until Tranche A2 has been prepaid in full.

7.5	Scope of Prepayment

All prepayments will be made together with accrued interest on the amount prepaid and all other amounts, if any, owing by the Borrower to the Lenders hereunder.

7.6	Notice of Prepayment

Any notice of prepayment given by the Borrower pursuant to this Clause 7.6 is irrevocable and will specify the date upon which such prepayment is to be made and the amount of such prepayment. The Agent will notify the Lenders promptly of receipt of any such notice.

7.7	No Other Voluntary Prepayments

The Borrower will not voluntarily prepay all or any part of any Advances except at the times and in the manner expressly provided for in this Agreement.

7.8	No Re-Borrowing

The Borrower will not be entitled to re-borrow any prepaid amount.

8.	CANCELLATION

8.1	General

8.1.1	The Borrower may, by giving to the Agent not less than fifteen (15) days’ prior written notice to that effect, without premium or penalty, cancel the whole or any part of the undrawn Commitments under any Tranche.

8.1.2	Any notice of cancellation given by the Borrower pursuant to this paragraph will be irrevocable and specify the date upon which such cancellation is to be made and the amount of such cancellation.

8.2	End of Availability Period; End of Period for first Advance

The unutilised portion (if any) of the Facility will automatically be cancelled at close of business on the last day of the Availability Period or, if the first Advance has not been made hereunder on or before the date falling three months after the date hereof, on such later date unless the Agent acting on the instructions of all Lenders otherwise notifies the Borrower in writing.

8.3	No Re-borrowing

Cancelled amounts are not available for re-borrowing.

8.4	Reduction of Commitments

Any cancellation will reduce the Lenders’ Commitments proportionately across the relevant Tranches.

9.	PAYMENTS

9.1	Disbursement Account

9.1.1	The Borrower will open a disbursement account with the Agent at the latest at Financial Close, such account to be pledged pari passu by the Borrower in favour of the Lenders and the Blue Mill Lenders.

9.1.2	The Disbursement Account will be used to deposit

(a)	amounts which are disbursed under the Facility (Tranche E) (unless otherwise provided for in Clause 9.3.2 to 9.3.4),

(b)	amounts which are provided by the Shareholders as Shareholder Contributions up to Acceptance,

(c)	Start-Up Cash Flows to the extent they do not exceed the budgeted amount therefore as set out in the Base Case delivered pursuant to Schedule 2 (Conditions for the First Drawdown), paragraph 9,

(d)	material loss or damage insurance proceeds received prior to Acceptance which will be applied in making good the related loss; and

(e)	delayed start-up or business interruption insurance proceeds and/or any delay liquidated damages under the EPC Contract received, in either case, prior to Acceptance, respectively, which will be applied first in or towards any increased costs and expenses incurred by the Borrower as a result of the related delay.

9.1.3	Save as otherwise specifically provided herein, the Borrower is entitled to apply any moneys standing to the credit of the Disbursement Account exclusively, and, in the case of a continuing Event of Default, only with the Agent’s prior written consent, in or towards payment of all due and payable Project Costs, as the case may be.

9.1.4	Any amount remaining on the Disbursement Account after Acceptance, except for amounts to be used for the payment of Post-Acceptance Costs shall be transferred by the Borrower on to the Revenue Account.

9.2	Proceeds Account

9.2.1	The Borrower will open a current account (Kontokorrentkonto) with the Agent at the latest at Financial Close, such account to be pledged by the Borrower pari passu in favour of the Lenders and the Blue Mill Lenders (the “Revenue Account”).

9.2.2	The Revenue Account will be used to collect all revenues and income generated by the Borrower’s business apart from the budgeted Start-up Cash Flows as set out in the Base Case delivered pursuant to Schedule 2 (Conditions for First Drawdown) paragraph 9 and Excess Start-up Cash Flows in an amount of up to EUR 15 million. The Borrower will ensure that all payments to be made by the respective counterparties to any agreement concluded with the Borrower, apart from Shareholder Contributions, are made into the Revenue Account.

9.2.3	The Borrower may elect to open a further account with UniCredit Luxembourg Société Anonyme and/or the Agent in respect of investments which may be made by the Borrower pursuant to Clause 9.2.4 (each an “Investment Account”, together with the Revenue Account, the “Proceeds Account”), such accounts to be pledged by the Borrower pari passu in favour of the Lenders and the Blue Mill Lenders. The Borrower will at its own cost provide the Agent with a legal opinion satisfactory to the Agent and issued by a reputable Luxembourg law firm in respect of, inter alia, the validity and enforceability of such Luxembourg account pledge agreement.

9.2.4	The Borrower may invest the balance standing to the credit of the Revenue Account in Permitted Investments, provided that such Permitted Investments are deposited in the Investment Account and the maturity of such Permitted Investments does not conflict with the anticipated payments to be made by the Borrower pursuant to Clause 9.4.3 (Application of Moneys on Proceeds Account). To the extent necessary to make payments in accordance with Clause 9.4.3 (Application of Moneys on Proceeds Account), the Borrower will transfer sufficient funds from the Investment Account to the Revenue Account and will liquidate any of the Permitted Investments if necessary to meet its payment obligations.

9.3	Payments to or on behalf of the Borrower

9.3.1	The proceeds of all Advances to be made to the Borrower under this Agreement will, to the extent not otherwise provided in the following Clauses 9.3.2 and 9.3.4, be made into the Disbursement Account in accordance with Clause 3.5.3. The Borrower will procure that until Acceptance all funds in respect of Shareholder Contributions will be made into the Disbursement Account.

9.3.2	The Borrower authorises the Agent to make payments on behalf of the Borrower relating to the Financing Costs until Acceptance and costs for interest payments for Tranche A Advances during the Pre Production Period directly to the Lender having incurred such costs.

9.3.3	The Borrower authorises the Agent to make payments on behalf of the Borrower with respect to the provision of funds to the Debt Service Reserve Account directly into the Debt Service Reserve Account.

9.3.4	The Borrower relieves the Agent from the restrictions of § 181 BGB in respect of the authority conferred upon the Agent in Clauses 9.3.2 and 9.3.3.

9.4	Payments by the Borrower and the Lenders

9.4.1	Time and Currency: Unless otherwise permitted, all payments required to be made by the Borrower to the Lenders under any Financing Document will be made in euro to the Agent on the due date therefore not later than 10:00 a.m. If a payment is due on a day which is not a Business Day, the due date for that payment will instead be the next Business Day in the same calendar month and, if there is none, on the immediately preceding Business Day.

9.4.2	Set-off and Retention Rights: All payments required to be made by the Borrower to the Lenders under any Financing Document (other than the Hedging Agreements) will be made without set-off or counterclaim.

9.4.3	Application of Moneys on Proceeds Account:

(a)	Priority of Payments: The Borrower is entitled to apply any moneys standing to the credit of the Proceeds Account with the exception of proceeds from Government Grants and/or VAT refunds on Project Costs applied in accordance with Clause 6.3.9 (Repayments other than First Repayment) and 21.1.11 (Payments and Application of Payments), (and with the exception of Blue Mill Government Grants which will be paid directly into the Blue Mill Investment Account) exclusively in the following order and, in the case of a continuing Event of Default, only with the Agent’s written consent:

(i)	first; pari passu in or towards payment of all due and payable operating costs, on-going capital costs, and Working Capital Costs as well as extraordinary costs and expenses and any scheduled amount then due and payable under the Hedging Agreements and VAT payments on Blue Mill Project Costs;

(ii)	second, pari passu in and towards payment of any tax payment and fee for the State Guarantee or the Blue Mill State Guarantee then due and payable;

(iii)	third, pari passu in and towards payment of any unpaid costs and expenses of the Lenders, the Blue Mill Lenders, the Agent and the Security Agent due from the Borrower pursuant to Clause 27 (Costs and Expenses) and clause 24 (Costs and Expenses) of the Blue Mill Facility Agreement and any accrued interest and fees due and payable to the Lenders hereunder and due and payable to the Blue Mill Lenders under the Blue Mill Facility Agreement, with the exception of the payments mentioned under paragraphs 9.4.3(a)(iv) to 9.4.3(a)(vi);

(iv)	fourth, pari passu in or towards payment of any deferred principal then due and payable to the Lenders under Tranche B and Tranche A (in that order and rateably) and to the Blue Mill Lenders under the Blue Mill Facility;

(v)	fifth, pari passu in or towards payment of any principal then due and payable to the Lenders under Tranche B and Tranche A and to the Blue Mill Lenders under the Blue Mill Facility and the net amount of any close-out or termination sums then due and payable under the Hedging Agreements;

(vi)	sixth, in or towards payment of any interest and principal due and payable under any other Permitted Financial Indebtedness

(vii)	seventh, an amount of EUR 15,000,000 to be retained in the Proceeds Account for operational liquidity purposes;

(viii)	eigth, on each first Business Day after a Repayment Date, in or towards payment of the Blue Mill Cash Flow Contributions to be transferred into the Blue Mill Investment Account for the payment of Capital Expenditures in connection with Project Blue Mill;

(ix)	ninth, on each first Business Day after a Repayment Date in or towards any payment up to the Drawn Reserve Amount into the Debt Service Reserve Account;

(x)	tenth, on each first Business Day after a Repayment Date in or towards repayment of amounts contributed by the Shareholders in connection with the Blue Mill Shareholders’ Cost Overrun Comittment plus accrued interest thereon due and payable provided that no Event of Default has occurred and is continuing and provided further that any repayment of such amounts shall only be made pro rata to any repayment of principal to the Blue Mill Lenders pursuant to Clause 9.4.3 (v) above;

(xi)	eleventh, on each first Business Day after a Repayment Date in or towards any other payments due and payable into the Debt Service Reserve Account until the Debt Service Reserve Account is fully funded for the first time;

(xii)	twelfth, on each first Business Day after a Repayment Date in or towards due and payable instalments to the Shareholders in connection with the Blue Mill Repayable Shareholder Loan plus accrued interest thereon, provided that no Event of Default has occurred and is continuing;

(xiii)	thirteenth, on each first Business Day after a Repayment Date in or towards any other payments due and payable into the Debt Service Reserve Account;

(xiv)	fourteenth; any surplus in or towards prepayment of Tranche A2 in accordance with Clause 7.4 (Prepayment of Tranche A2); and

(xv)	fifteenth, subject to Clause 9.4.3(c)) into the Shareholders’ Account to include any interest payable on any Shareholder Loan, except for the Blue Mill Shareholder Loan in relation to which no principal and interest payments shall be made until full and final repayment of the Blue Mill Facility.

(b)	Authorisation of Agent: The Borrower authorises the Agent (on behalf of the Lenders) to debit and, to the extent necessary, to liquidate any Permitted Investments previously purchased with any funds standing to the credit of the relevant account:

(i)	the Proceeds Account with all amounts referred to in Clause 9.4.3 (ii) (but only regarding the payment of fees in relation to the State Guarantee or the Blue Mill State Guarantee) and Clause 9.4.3(a)(iv) to 9.4.3(a)(v) inclusive when due; and

(ii)	if the funds in the Proceeds Account are not sufficient to pay any amounts set out in Clause 9.4.3(a)(iv) to 9.4.3(a)(v) inclusive, to debit the Equity Reserve Account and then the Debt Service Reserve Account with any such amount, and to apply any amount so debited in payment of the relevant amounts.

(c)	Restricted Application:

(i)	Payments by the Borrower from the Proceeds Account to the Shareholders’ Account pursuant to Clause 9.4.3(a)(xv) are permitted only:

(1)	from the time the aggregate outstanding amounts have been paid down to the Required Level;

(2)	Tranche E has been repaid in full;

(3)	Tranche A2 has been prepaid in full in accordance with Clause 7.4 (Prepayment of Tranche A2);

(4)	subject to the absence of a continuing Event of Default or Potential Event of Default;

(5)	within a period of ten Business Days following a Repayment Date; and

(6)	the balance standing to the credit of the Debt Service Reserve Account is at least equal to the Target Balance as set out in Clause 11.3 (Target Balance).

(ii)	If the Annual Debt Service Cover Ratio at any Repayment Date is less than 1.15, the moneys available to be paid into the Shareholders’ Account will be retained in the Proceeds Account, provided that if the Annual Debt Service Cover Ratio (taking Available Cash Flow from Acceptance to the 31 December or 30 June next preceding the First Repayment Date) is less than 1.15 on the First Repayment Date, the Borrower may nevertheless (notwithstanding Clause 9.4.3(c)(i)(5) make payments into the Shareholders’ Account pursuant to Clause 9.4.3(a)(xv) prior to the next following Repayment Date if it submits to the Agent a further calculation of the Annual Debt Service Cover Ratio (taking into account Available Cash Flow from Acceptance to the First Repayment Date) certified by its independent auditors demonstrating that its Annual Debt Service Cover Ratio at the First Repayment Date equalled or exceeded 1.15.

9.4.4	Application of Insurance Proceeds (other than insurance proceeds allocated to Project Blue Mill prior to Blue Mill Final Completion):

(a)	Material loss or damage insurance proceeds each below or equal to EUR 10 million until Acceptance and below or equal to EUR 5 million after Acceptance will be applied, for repairs or replacements by the Borrower.

(b)	Material loss or damage insurance proceeds, each in excess of EUR 10 million but only up to a total of EUR 50 million until Acceptance and each in excess of EUR 5 million after Acceptance, but only up to a total of EUR 50 million will be applied, if insured damage occurs which, in the opinion of the Technical Adviser and the Wood Supply Adviser, is repairable or replaceable by application of insurance proceeds (together with any monies then available to the Borrower), directly to meet the cost of such repairs or replacements.

(c)	Material loss or damage insurance proceeds

(i)	in excess of EUR 10 million each, but only up to EUR 50 million until Acceptance and in excess of EUR 5 million each, but only up to EUR 50 million after Acceptance, if damage occurs which, in the opinion of the Technical Adviser and the Wood Supply Adviser, is not replaceable by application of insurance proceeds (together with any monies then available to the Borrower),

(ii)	in excess of EUR 50 million,

will be applied at the direction of the Combined Majority Lenders. For the avoidance of doubt, the Lenders will however forward to the Borrower any insurance proceeds received by them in respect of security measures provided by the EPC Contractor pursuant to Clause 13.2 of the EPC Contract.

(d)	Notwithstanding the provisions of Clauses 9.4.4(a) and 9.4.4(b) and to the extent no material interests (versicherte Interessen) under the Construction/Erection All Risks Material Damage Insurance Contract of any co-insured are affected, payments by the Borrower from the Insurance Account will be permitted only if no Event of Default has occurred and is continuing unless such Event of Default would be cured by the application of such payment.

9.4.5	Distribution of Payments:

(a)	Each payment made to the Agent by the Borrower pursuant to this Clause 9 will be promptly distributed proportionately by the Agent among the Lenders and the Blue Mill Lenders entitled thereto in accordance with the Security Pooling Agreement. Each such distribution will be made in like funds as and for value the date on which such payment is received by the Agent.

(b)	The previous paragraph applies mutatis mutandis to payments made to the Agent by third parties under any Financing Document.

10.	EQUITY RESERVE ACCOUNT

10.1	Maintenance

The Borrower will open an interest bearing equity reserve account at the latest at the First Repayment Date or earlier if required so that Excess Start-Up Cash Flows can be deposited into it as they arise.

10.2	Purpose

The Equity Reserve Account will be used for securing the Lenders’ and the Blue Mill Lenders’ claims under the Financing Documents in priority to the funds on the Debt Service Reserve Account.

10.3	ERA-Balance

The Equity Reserve Account will be funded by Excess Start-Up Cash Flows and by the amount determined in accordance with Clause 2.4.2 (b) (vi) of the Shareholders’ Undertaking Agreement in accordance with the provisions of the Shareholders’ Undertaking Agreement.

10.4	Set-off

The Agent is entitled to set off the credit balance in the Equity Reserve Account against any obligations of the Borrower due and payable under the Financing Documents to the Lenders and the Blue Mill Lenders if the Borrower does not, does not on time or does not entirely perform such obligations.

10.5	Investments

10.5.1	The Borrower may elect to open a further account with UniCredit Luxembourg Société Anonyme and/or the Agent in respect of investments which may be made by the Borrower pursuant to Clause 10.5.2 (the “ERA Investment Account”), such account to be pledged by the Borrower pari passu in favour of the Lenders and the Blue Mill Lenders. The Borrower will at its own cost provide the Agent with a legal opinion satisfactory to the Agent and issued by a reputable Luxembourg law firm in respect of, inter alia, the validity and enforceability of such Luxembourg account pledge agreement. Any interest or other income earned on balances on the Equity Reserve Account may, so long as:

(a)	the balance standing to the credit of the Debt Service Reserve Account is at least equal to the then Target Balance; and

(b)	no Event of Default or Potential Event of Default has occurred and is then continuing,

be paid into the Shareholders’ Account.

10.5.2	The Borrower may invest the balance standing to the credit of the ERA Investment Account in Permitted Investments, provided that such Permitted Investments are deposited in the ERA Investment Account and the maturity of such Permitted Investments does not conflict with any anticipated payments to be made by the Borrower out of the ERA Investment Account. To the extent necessary to make any payments out of the ERA Equity Account, the Borrower will transfer sufficient funds from the ERA Investment Account to the ERA Equity Account and will liquidate any of the Permitted Investments if necessary to meet its payment obligations.

11.	DEBT SERVICE RESERVE ACCOUNT

11.1	Maintenance

The Borrower will open an interest bearing debt service reserve account at the latest on 30 September 2005.

11.2	Purpose

The Debt Service Reserve Account will be used for securing pari passu the Lenders’ and Blue Mill Lenders’ claims under the Financing Documents.

11.3	Target Balance

The target balance to be maintained on the Debt Service Reserve Account prior to the First Repayment Date is EUR 57 million and on each Repayment Date thereafter such amount as is sufficient to service the amounts due and payable under the Facility and the Blue Mill Facility during the following twelve (12) months, taking into consideration any amounts held in USD in accordance with Clause 11.7 (Currency) (the “Target Balance”). Any balance on the Equity Reserve Account from time to time will count towards the Target Balance. The Debt Service Reserve Account will be funded through

(a)	a drawdown under Tranche C,

(b)	the amount determined in accordance with Clause 2.4.2 (b) (iii) of the Shareholders’ Undertaking Agreement,

(c)	out of the Proceeds Account taking into consideration Clause 9.4.3(a) (Priority of Payments).

When determining the twelve (12) months debt service, the Agent will estimate the costs of interest on the basis of the interest rates then currently payable on outstanding Advances (taking into consideration the Hedging Agreements entered into for the hedging of the interest risks and the hedging of the currency rate risk related to the debt service of the Borrower) and that repayments are made only according to Clauses 6.1 (General) to 6.3 (Repayments other than First Repayment). The Agent will notify the Borrower of the Target Balance at the latest two (2) Business Days before the 30 September 2005 and each subsequent Repayment Date following the notification on such date pursuant to Clause 4.4 (Notification).

11.4	Funding of Blue Mill Project Costs

In case the proceeds to be made available under Clause 9.4.3 (a) are not sufficient to cover the Blue Mill Cash Flow Contributions the Agent shall bridge any shortfall by applying a corresponding amount standing to the credit of the Debt Service Reserve Account.

11.5	Lock-up following funding of Blue Mill Project Costs

Until the entire amount of the Blue Mill Cash Flow Contributions has been paid into the Blue Mill Investment Account, an amount corresponding to the then not yet funded Blue Mill Cash Flow Contributions shall be locked-up in the Debt Service Reserve Account. The respective locked-up amount will be reduced according to the amounts paid in form of the Blue Mill Cash Flow Contributions into the Blue Mill Investment Account.

11.6	Set-off

The Agent is entitled to set off the credit balance in the Debt Service Reserve Account against any obligations of the Borrower due and payable under the Financing Documents to the Lenders or the Blue Mill Lenders if the Borrower does not, does not on time or does not entirely perform such obligations.

11.7	Currency

The Borrower may elect to hold the moneys on the Debt Service Reserve Account in USD up to an amount corresponding to the notional amount of interest payments and payments of principal with regard to the EUR/USD cross-currency-swaps concluded in accordance with the Hedging Strategy if (a) the respective USD-account is held with the Agent or UniCredit Luxembourg Société Anonyme, and (b) the USD account is pledged by the Borrower pari passu in favour of the Lenders and the Blue Mill Lenders and the Agent is provided with a legal opinion satisfactory to the Agent and issued by a reputable Luxembourg law firm in respect of, inter alia, the validity and enforceability of such account pledge. The Agent will notify the Borrower of the minimum amount of the Debt Service Reserve Account that may be held in USD from time to time.

11.8	Investments

The Borrower may elect to open a further account with UniCredit Luxembourg Société Anonyme and/or the Agent in respect of investments which may be made by the Borrower pursuant to Clause 11.9 (the “DSRA Investment Account”), such account to be pledged by the Borrower in favour of the Lenders and the Blue Mill Lenders. The Borrower will at its own cost provide the Agent with a legal opinion satisfactory to the Agent and issued by a reputable Luxembourg law firm in respect of, inter alia, the validity and enforceability of such Luxembourg account pledge agreement. Any balance on the Debt Service Reserve Account in excess of the Target Balance from time to time may be paid into the Revenue Account.

11.9	Permitted Investments

The Borrower may invest the balance standing to the credit of the DSRA Investment Account in Permitted Investments, provided that such Permitted Investments are deposited in the DSRA Investment Account and the maturity of such Permitted Investments does not conflict with any anticipated payments to be made by the Borrower out of the DSRA Investment Account. To the extent necessary to make any payments out of the Debt Service Reserve Account, the Borrower will transfer sufficient funds from the DSRA Investment Account to the Debt Service Reserve Account and will liquidate any of the Permitted Investments if necessary to meet its payment obligations.

12.	ILLEGALITY

If at any time it is or becomes unlawful or impracticable, by reason of any adoption, amendment or change of official application or interpretation of any law or regulation or any directive, request or requirement (whether or not having the force of law) from any central bank or other fiscal, monetary or other authority, having jurisdiction over any Lender for such Lender to fund, or to allow to remain outstanding, all or any of its participations in Advances made or to be made, or to maintain its Commitment, or to charge or receive interest or fees hereunder at the rate applicable, such Lender will promptly after becoming aware thereof notify the Borrower through the Agent and:

12.1	the Commitment of such Lender under the Facility will forthwith be reduced to zero; and

12.2	the Borrower will prepay to such Lender its participation in any relevant Advances together with accrued interest and all other amounts owing to such Lender hereunder on the next following date on which interest is payable on the relevant Advance, or on such earlier date as such Lender certifies to be necessary having regard to the relevant circumstances.

13.	INCREASED COSTS

13.1	Increased Costs

Where any Lender certifies that, as a result of the adoption or amendment of or any change of official application or interpretation of any law, regulation, directive, request or requirement (being legally binding or, if not legally binding to the extent that non-compliance therewith would be impracticable) (including without limitation any law, regulation or requirement relating to taxation, reserve assets, special deposits, cash ratio, liquidity or capital adequacy requirements, but not including any law, directive, request, regulation or requirement as in effect on the date hereof or already adopted but not yet in force on the date hereof):

13.1.1	such Lender or any of its affiliated companies incurs a cost in relation to such Lender being a party to and/or performing its obligations and/or exercising its rights under this Agreement;

13.1.2	the cost to such Lender of making available or maintaining or funding its participation in any Advance or maintaining its Commitment is increased;

13.1.3	any sum received or receivable by such Lender under or in connection with this Agreement is reduced;

13.1.4	the effective return of such Lender in connection with this Agreement is reduced; or

13.1.5	such Lender becomes liable to make any payment on account of tax or otherwise (except for taxes imposed on its net income or net worth) or is required to forego any interest or other return on or calculated by reference to the amount of any sum received or receivable by it under or in connection with this Agreement, then in any such case:

(a)	a Lender intending to make a claim pursuant to the above will notify the Borrower through the Agent setting forth in reasonable detail the basis for such claim;

(b)	the Borrower will pay to the Agent for the account of such Lender upon demand of the Agent such amounts as are certified by such Lender to be necessary to fully compensate such Lender for such cost, reduction, payment or foregone interest or other return, after reduction of benefits which accrue to such Lender directly or indirectly because of such event and reasonably allocable to such costs; and

(c)	the Borrower may, by giving irrevocable notice to the Agent, prepay to such Lender its participation in each Advance together with accrued interest and all other amounts owing to such Lender hereunder on the last day of the then current Interest Period for that Advance, or on such earlier date as such Lender certifies to be necessary having regard to the relevant circumstances.

13.2	For the avoidance of doubt, this Clause 13 shall not apply in case of a removal of the guarantor’s liability (Gewährträgerhaftung) regarding German public savings banks, state banks and public credit institutions of the Federal Republic of Germany and its states.

14.	TAXES

14.1	All payments by the Borrower under this Agreement will be made without any deduction or withholding on account of any taxes unless the Borrower is required by law to make such deduction or withholding, in which case the Borrower will:

14.1.1	ensure that the deduction or withholding does not exceed the minimum amount legally required; and

14.1.2	forthwith pay to the Lenders such additional amounts so as to ensure that the amount received by each Lender will equal the full amount which would have been received by it had no deduction or withholding been made, provided that the foregoing obligation to pay such additional amounts will not apply in respect of:

(a)	any taxes measured or imposed upon the overall net income or the overall capital or net worth of any Lender or its applicable lending office, or any branch or affiliate thereof, and all franchise taxes, branch taxes, or taxes on doing business; or

(b)	any taxes that would not have been imposed but for the failure of any Lender to comply with any certification, identification, information, documentation or other reporting requirement, if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or reduction in the rate of, such taxes.

14.2	The Borrower will pay all stamp, recording or similar taxes payable in respect of the execution, delivery and enforcement of the Transaction Documents promptly when due.

14.3	If any Lender or the Agent is obliged to make any payment on account of taxes referred to in Clause 14.2 or if any other additional tax burdens occur in connection with the Transaction Documents the Borrower will indemnify each Lender and the Agent from any payment on account of such taxes.

14.4	If, in the good faith determination of a Lender:

(a)	such Lender has obtained a tax refund or tax allowance or tax credit as a result of, and directly attributable to, an additional payment of the Borrower under Clause 14.1; and

(b)

it can make a lawful payment to the Borrower in an amount leaving it in no better or worse position than it would have been had the payment by the Borrower been made without any deduction or withholding, then after actual receipt or usage of such tax refund or tax allowance or tax credit it will pay such amount to the Agent for the account of the Borrower. The Lender will make commercially reasonable efforts where permitted by law to claim a refund or allowance or credit, but will not be obliged to disclose any information as to its tax situation to the Borrower or to any other person acting on the Borrower’s behalf.

14.5	If the Borrower is required to make any payment to a relevant tax or other authority for which the Borrower has made a deduction or withholding under Clause 14.1, the Borrower will pay the full amount of the deduction or withholding within the applicable periods to the relevant authority and will deliver to the Agent for the account of each Lender concerned as soon as reasonably practical following the making of such payment the original receipt or a certified copy thereof and/or other evidence reasonably satisfactory to such Lender that the payment has been made.

15.	MITIGATION

15.1	Mitigation

15.1.1	Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 12 (Illegality), Clause 13 (Increased Costs) or Clause 14 (Taxes), including, but not limited to, transferring its rights and obligations under the Financing Documents to another affiliate or Facility Office.

15.1.2	Clause 15.1.1 does not in any way limit the obligations of the Borrower under the Financing Documents.

15.2	Limitation of Liability

15.2.1	The Borrower shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 15.1.

15.2.2	A Finance Party is not obliged to take any steps under Clause 15.1 if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

16.	REPRESENTATIONS AND WARRANTIES

16.1	Representations and Warranties

The Borrower represents and warrants to each of the Arranger, Agent, Security Agent and Lenders that:

16.1.1	Status: it is a limited liability company duly organised and validly existing under the laws of the Federal Republic of Germany, has the capacity to sue and be sued in its own name and has the corporate power and authority to own its assets and to carry on its business as currently conducted and the Project;

16.1.2	Powers and Authority: it has the corporate power and authority to enter into and perform its obligations under the Transaction Documents and has taken all necessary corporate and other action required to authorise the execution, delivery and performance of the Transaction Documents;

16.1.3	Legal Validity: the Transaction Documents that have been executed by the Borrower on or before the date as of which this representation is made or repeated, create legal, valid and binding obligations of the Borrower and the other parties thereto (apart from the Lenders in their various capacities) enforceable in accordance with the terms and conditions of the respective agreements and such agreements are in proper form for enforcement in the courts of the Federal Republic of Germany, subject to applicable bankruptcy, insolvency, liquidation or other laws affecting creditors’ rights generally;

16.1.4	Non-Conflict: the entry into and the execution and performance of the Transaction Documents by the Borrower do not and will not conflict:

(a)	in any material respect with any agreement, mortgage, bond or other instrument or treaty to which it is a party or which is binding upon it or any of its assets which could reasonably be expected to have a Material Adverse Effect;

(b)	with its constitutive documents; or

(c)	with any applicable law in a manner which could reasonably be expected to be materially adverse in relation to its ability to perform its obligations under the Transaction Documents and/or the validity or enforceability of the Transaction Documents;

16.1.5	No Event of Default: no Event of Default or Potential Event of Default has occurred and is continuing;

16.1.6

Authorisations: except for such Authorisations not obtainable by the date as of which this representation is made or repeated, as to which the Borrower reasonably believes that they will be obtained as and when necessary for the

Project, all authorisations listed in Appendix 3, Exhibits 4.4 and 13 of the EPC Contract and any other material Authorisations required for the Project, including, without limitation, in connection with the performance by each of the parties of their obligations under the Infrastructure Agreement, or the performance of its obligations under the Transaction Documents are in full force and effect, have not been revoked or annulled by a first instance decision, to the best of the Borrower’s knowledge and after inquiry with the relevant authority, have not been contested as a result of which the direct enforceability of such Authorisation has been suspended until a final decision and it has complied with the terms and conditions of such Authorisations in all material respects; and such Authorisations have not been modified or amended and there are no proposals to amend or modify the same unless such modification or amendment is not materially adverse in relation to the Borrower’s ability to perform its obligations under the Transaction Documents and/or the validity or enforceability of the Transaction Documents;

16.1.7	Further Authorisations: to the best of its knowledge, having made due inquiry, it knows of no reason why any Authorisation required for the Project or the performance of its obligations under the Transaction Documents (i) will not be granted when applied for or requested, or (ii) will be withdrawn (zurückgenommen) or revoked (widerrufen);

16.1.8	Financial Statements: its most recent audited consolidated annual financial statements:

(a)	were prepared in accordance with accounting principles generally accepted in the Federal Republic of Germany and consistently applied;

(b)	disclose all material liabilities (contingent or otherwise) and all unrealised or anticipated losses of any member of the Group required to be disclosed by accounting principles generally accepted and (except as disclosed therein) consistently applied in the Federal Republic of Germany; and

(c)	give a true and fair view of the financial condition and operations of the Group during the relevant period.

Its financial year-end and the financial year end of the Group is 31 December;

16.1.9	No Material Adverse Change: since the date as at which the latest audited consolidated financial statements were stated to be prepared there has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group) apart from changes affecting the industry generally;

16.1.10	Taxation: each member of the Group has duly and punctually paid and discharged all taxes, assessments and governmental charges imposed upon it or its assets within the time period allowed therefore without imposing tax penalties, or creating any encumbrance having priority to the Lenders or the Security (save to the extent payment thereof is being contested in good faith by the relevant member of the Group and where payment thereof can lawfully be withheld and would not result in any encumbrance having priority to the Lenders or the Security);

16.1.11	Claims Pari-Passu: the claims of the Lenders against it under the Financing Documents to which it is a party will rank at least pari passu with the claims of all its unsecured and unsubordinated creditors save for those preferred in accordance with the provisions of this Agreement or the Security Pooling Agreement, solely as a matter of law or resulting from those land charges which will be released following the first Advance;

16.1.12	No Insolvency or Winding-Up: neither the Borrower or any of its material subsidiaries has taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of its knowledge and belief) threatened against the Borrower or any such subsidiary for the opening of insolvency proceedings against it or its winding-up, dissolution, administration or re-organisation (whether by voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of any or all of its assets or revenues;

16.1.13	No Material Proceedings: no action or administrative proceeding of or before any court, arbitrator or agency (including, but not limited to, investigative proceedings), which is materially adverse in relation to the Borrower’s ability to perform its obligations under the Transaction Documents and/or the validity or enforceability of the Transaction Documents, has been started or to the best of its knowledge threatened against any member of the Group or its assets, nor are there to the best of its knowledge any circumstances likely to give rise to any such action or proceedings which, if resolved adversely could reasonably be expected to be materially adverse to its ability to perform its obligations under the Transaction Documents and/or the validity or enforceability of the Transaction Documents;

16.1.14	No Material Defaults: it is not in breach of or in default under any agreement to which it is a party or which is binding on it or any of its assets in a way which is materially adverse in relation to the Borrower’s ability to perform its obligations under the Transaction Documents and/or the validity or enforceability of the Transaction Documents;

16.1.15	Project Contracts: (i) all existing Project Contracts are or will be in full force and effect at the time of the first drawdown under this Agreement (except for the EPC Contract, which will be in full force and effect once the down payment under the EPC Contract has been made), (ii) no other material Project Contracts have been concluded, which have not been disclosed to the Agent, (iii) the Borrower has no notice of any material breaches by any contracting party under the Project Contracts, and (iv) with regard to Project Contracts, which will not be available before the day on which this representation and warranty is made or repeated, the Borrower assumes that these are produced as soon as and to the extent that they may become necessary for the Project;

16.1.16	Information: all financial projections contained in the Financial Model were prepared or made in good faith and on the basis of assumptions believed by the Borrower to be reasonable;

16.1.17	Environmental Compliance: it has duly performed and observed in all material respects all Environmental Law, Environmental Permits and all other material covenants, conditions, restrictions or agreements including in connection with any contamination, pollution, emissions, waste, release or discharge of any toxic or hazardous substance where failure to do so is materially adverse in relation to the Borrower’s ability to perform its obligations under the Transaction Documents and/or the validity or enforceability of the Transaction Documents;

16.1.18	Environmental Claims: no Environmental Claim has been commenced against it or its officers, or is to the best of its knowledge threatened against it or its officers materially adverse in relation to the Borrower’s ability to perform its obligations under the Transaction Documents and/or the validity or enforceability of the Transaction Documents;

16.1.19	Relevant Substances: no substance which is capable of causing harm to any living organism or damaging the environment, public health or welfare has been deposited, disposed of, kept, treated, imported, exported, transported, processed, manufactured, used, collected, sorted or produced at any time or is present in the environment (whether or not on property owned, leased, owned, occupied or controlled by any member of the Group) in circumstances which are likely to result in any liability of any member of the Group under Environmental Laws which is materially adverse in relation to the Borrower’s ability to perform its obligations under the Transaction Documents and/or the validity or enforceability of the Transaction Documents;

16.1.20	Ownership of Assets: the Borrower is the sole owner of or fully entitled to use all of its assets and is the legal and beneficial owner of its assets subject only to the Security Agreements and other Permitted Encumbrances;

16.1.21	Easements: it has all easements, rights of way, rights of ingress and egress necessary for the construction and operation of the Project, except for those as to which it has no reason to believe will not be in place when so necessary;

16.1.22	Encumbrances: save for Permitted Encumbrances no encumbrance exists over all or any of the assets of any member of the Group and the execution of the Transaction Documents to which it is a party and the exercise by it of its rights thereunder will not result in the existence or imposition of nor oblige any member of the Group to create any encumbrance (save for Permitted Encumbrances) in favour of any person over any of its or any member of the Group’s assets;

16.1.23	Indebtedness: on the day of signing this Agreement, the Borrower has no indebtedness save for:

(a)	Permitted Financial Indebtedness (except for indebtedness named under paragraph (e) of the definition of Permitted Financial Indebtedness);

(b)	indebtedness for Development Costs and other similar costs, not exceeding EUR 1.3 million, envisaged in the Investment and Financing Plan and incurred but not yet invoiced or paid);

(c)	indebtedness under the Pre-Activity Agreement (as defined under the EPC Contract) not exceeding EUR 4,210,000 plus VAT; and

(d)	indebtedness to the former shareholders, Kvaerner plc in the amount of EUR 478,687 and Thyssen Rheinstahl Technik Projektgesellschaft mbH in the amount of EUR 2,648,000;

(e)	indebtedness for the payment of the second purchase price instalment for the Site towards ALTMARK INDUSTRIEPARK AG in the amount of EUR 1,755,686 plus VAT and for liabilities under the tenancy agreement dated 16 May 2002;

(f)	further indebtedness to the Shareholders and ALTMARK INDUSTRIEPARK AG to be waived at the latest on the day after Financial Close;

(g)	indebtedness for the ongoing payments which become due at the date the guarantee decision is delivered; and

(h)	further indebtedness not exceeding EUR 100,000;

16.1.24	Tax Grants: it is not aware of any reason why the Tax Grants (Investitionszulagen) should not be paid in the amounts assumed in the Base Case and no encumbrances exist over any of its claims thereunder or rights and title thereto;

16.1.25	Investment Incentives and State Guarantee: the Investment Incentives (GA-Zuschuss) given by the State of Saxony-Anhalt and the State Guarantee are legal, valid and binding obligations of the State Guarantor and the Guarantors respectively and no encumbrances (other than as contemplated hereby) exist over any of its claims under the Investment Incentives (GA-Zuschuss) or rights and title thereto;

16.1.26	EU-Decision: the EU-Decision is in full force and effect, it has complied with the terms and conditions of the EU-Decision in all respects, and the EU-Decision has not been modified or amended in any material respect, withdrawn or revoked, since the date of its issuance, and there are no proposals known to the Borrower to amend or modify in any material respect, withdraw or revoke the same, nor is it the subject of any existing challenge by any third party in connection with which the EU-Decision has been suspended pending the outcome of any appeal;

16.1.27	Intellectual Property: it has, or as the case may be, will have available all material Intellectual Property Rights and is not in material breach of or has not infringed in any material respect any Intellectual Property Rights of any other person;

16.1.28	Insurances: all insurances required to be in place, as provided in the Minimum Insurance Schedule, are in full force and effect and all premia then due in respect thereof have been paid in full or will be paid in full out of the proceeds of the next following Advance;

16.1.29	No Deduction or Withholdings: under the laws of its jurisdiction of incorporation in force at the date hereof, it will not be required to make any deduction or withholding from any payment it may make hereunder;

16.1.30	Shareholding: upon the making of the Capital Contributions pursuant to Clause 2.4.1 of the Shareholders’ Undertaking Agreement, the Share Capital will be EUR 15,000,000 and the Shareholders will be the owner of the following Shares

Shareholder	Number of Shares	Nominal Value of Shares		Percentage

SP Holding	9	EUR	27,360	74,9%
		EUR	27,360
		EUR	9,160
		EUR	30,320
		EUR	9,442,800
		EUR	12.940
		EUR	27.360
		EUR	1.009.700
		EUR	2.581.670

E&Z-IN	4	EUR	51,130	25,1%
		EUR	31,100
		EUR	38,970
		EUR	4,291,800

and no person will have any right to subscribe for any additional Shares in the Share Capital;

16.1.31	Liability vis-à-vis Former Shareholders: it has no liabilities or outstanding obligations to any of its former shareholders other than those to be paid to

(i)	Kvaerner plc in the amount of EUR 478,687,

(ii)	Thyssen Rheinstahl Technik Projektgesellschaft mbH in the amount of EUR 2,648,000 for compensation payments and EUR 570,646 for ancilliary costs in relation to the purchase of the Site for which Thyssen Rheinstahl Technik GmbH and its legal successor Thyssen Rheinstahl Technik Projektgesellschaft mbH have provided funds; and

(iii)	ALTMARK INDUSTRIEPARK AG in the amount of EUR 1,755,686 plus VAT purchase price in relation to the Site, EUR 546,794 for ancilliary costs in relation to the purchase of the Site for which ALTMARK INDUSTRIEPARK AG has provided funds to the Borrower, and the lease agreement dated 16 May 2002 between the Borrower and ALTMARK INDUSTRIEPARK AG all of which (except for the obligations under the lease agreement) will be repaid under the first Advance;

16.1.32	Assurance of Overall Financing: to the best of its knowledge there is an Assurance of Overall Financing;

16.1.33	Accounts: the Borrower has no accounts other than those established or to be established in accordance with this Agreement or the Blue Mill Facility;

16.1.34	Subsidiaries and Affiliates: it does not have any subsidiaries, other than the Permitted Subsidiaries, or any investments in any other person other than Permitted Investments;

16.1.35	Utilities and Facilities: all utility services, means of transportation, facilities and other materials necessary for the importation, construction, installation, and operation of the Project (including, without limitation, gas, wood receiving, pulp dispatching, fuel, electrical, water supply, storm drainage, rail, port, telephone and sewage services and facilities, as necessary) are or, to the best of the Borrower’s knowledge after due inquiry, will be available to the Project (in the case of utility services, at or within the boundaries of the Site) as soon as required for the construction, operation, testing and start-up of the Project, and to the extent necessary or desirable, arrangements have been made on commercially reasonable terms for such services, means of transportation, facilities and other materials, except for such arrangements as are not required to be made as of the date hereof by the applicable Transaction Documents, with respect to which arrangements the Borrower has no reason to believe such arrangements will not be made at the time so required;

16.1.36	Adequate Facilities: other than those services to be performed and materials to be supplied that can reasonably be expected to be commercially available as and when required or those described in Clause 16.1.35 (Utilities and Facilities) which are not yet available, the services to be performed, the facilities and materials to be supplied and the property interests and other rights granted pursuant to the Project Contracts comprise all of the property interests and other rights necessary to secure any right or privilege which is material to the acquisition, development, construction, installation, completion, operation and maintenance of the Project in accordance in all material respects with the Transaction Documents and all Authorisations required for the Project or the performance of its obligations under the Transaction Documents;

16.2	Repetition

Each of the representations and warranties pursuant to Clause 16.1 (Representations and Warranties) (other than Clause 16.1.29) will be repeated by the Borrower by reference to the facts and circumstances then existing in each Drawdown Request and on the first day of each Interest Period.

17.	FINANCIAL CALCULATIONS (WIRTSCHAFTLICHKEITS-BERECHNUNGEN) AND FINANCIAL COVENANTS

17.1	Annual Debt Service Cover Ratio

The Borrower shall ensure that the Annual Debt Service Cover Ratio does not fall below 110 per cent. in the period from 31 December 2011 to 31 December 2013 and 120 per cent. at any time thereafter.

17.2	Senior Debt/EBITDA Cover Ratio

The Borrower shall ensure that the Senior Debt/EBITDA Cover Ratio does not exceed the ratios set out in the following table:

Testing Date	Ratio	Testing Date	Ratio

31 December 2009	13.0	31 December 2013	6.0

30 June 2010	11.0	30 June 2014	5.5

31 December 2010	11.0	31 December 2014	5.5

30 June 2011	7.5	30 June 2015	5.0

31 December 2011	7.5	31 December 2015	5.0

30 June 2012	7.0	30 June 2016	5.0

31 December 2012	6.5	31 December 2016	4.5

30 June 2013	6.5	30 June 2017	4.5

17.3	Ratio default cure right

(a)	If, on any relevant date, the required ratios pursuant to Clause 17.1 (Annual Debt Service Cover Ratio) or 17.2 (Senior Debt/EBITDA Cover Ratio) is or would, but for paragraph (c) below, be breached (the “Ratio Default”), the Borrower may, within twenty Business Days of the breach being notified to the Borrower by the Agent, cure the Ratio Default by means of an Equity Cure Measure.

(b)	The right to cure pursuant to paragraph (a) above may not be exercised more than once in each fiscal year of the Borrower for each of the ratios pursuant to 17.1 (Annual Debt Service Cover Ratio) or 17.2 (Senior Debt/EBITDA Cover Ratio).

(c)	Subject to paragraph (b) above, no Event of Default shall arise in respect of any breach of the ratios pursuant to Clause 17.1 (Annual Debt Service Cover Ratio) or 17.2 (Senior Debt/EBITDA Cover Ratio), as the case may be, until the twenty Business Days’ period referred to in paragraph (a) above has expired.

17.4	Method of Calculation of Annual Debt Service Cover Ratio

The initial projected Annual Debt Service Cover Ratios are set out in the Base Case delivered pursuant to paragraph 9 of Schedule 2 (Conditions for the First Drawdown).

17.5	Recalculation

The Borrower will calculate the Annual Debt Service Cover Ratio and the Senior Debt/EBITDA Cover Ratio on each Repayment Date and on the basis of the financial statements most recently delivered to the Agent pursuant to Clauses 18.1.1(a), 18.1.1(b) or as the case may be Clause 9.4.3(c)(ii). The Borrower will prepare a certificate of compliance, which shall be executed on behalf of the Borrower, in respect of the financial covenants in form and substance satisfactory to the Agent and containing details of the calculation of by the Borrower of the financial covenants enabling the Agent to ascertain compliance by the Borrower with the financial covenants.

17.6	Adjustments to Financial Model

The Borrower will provide information reasonably requested by the Agent for the updating of the Financial Model.

18.	INFORMATION REQUIREMENTS

18.1	Financial Statements

18.1.1	The Borrower will deliver to the Agent and PWC in sufficient copies for each of the Lenders:

(a)	as soon as available, but no later than 90 days after the end of its financial year:

(i)	the balance sheet, profit and loss statement and cash flow statement for the Borrower and (on a consolidated basis) for the Group for such financial year, audited by a recognised firm of independent auditors licensed to practise in the Federal Republic of Germany, together with a statement from the Borrower reconciling such financial statements with the budgeted yearly accounts and explaining all material deviations of such financial statements from the budgeted yearly accounts referred to in Clause 18.3 (Project Budget);

(ii)	the related auditors’ report; and

(iii)	a confirmation by such auditors that all transactions effected by the Borrower with Related Parties in such financial year have been made on terms no less beneficial to the Borrower than those obtainable on an arms’ length basis;

(b)	as soon as available, but no later than 60 days after the end of its financial half year, the balance sheet, profit and loss statement and cash flow statement for the Borrower and (on a consolidated basis) for the Group for such period which will be in a form reasonably acceptable to the Lenders and will be accompanied by data necessary for the calculation of the Annual Debt Service Coverage Ratio, certified by its independent auditors; and

(c)	no later than thirty (30) days after the end of each calendar quarter, a management commentary as to, inter alia, the Borrower’s and the Group’s performance during such calendar quarter and any material developments or proposals affecting the Borrower and the Group or its business.

18.1.2	The Borrower will ensure that each set of accounts delivered by it pursuant to this Clause 18 is prepared on the same basis as was used in the preparation of its Original Financial Statements or, in the case of a divergence therefrom, will be accompanied by a statement explaining each changed accounting principle and its effects.

18.1.3	The Borrower will at the request of the Agent require and authorise its auditors to discuss with the Lenders matters reasonably related to or arising out of the annual audit of the Borrower by such auditors.

18.1.4	The Borrower will provide the financial information required to be provided to the Lenders under this Clause 18 in the German and the English language.

18.2	Compliance Certificates

Each of the financial statements delivered by the Borrower under Clause 18.1.1(a) and 18.1.1(b) will be accompanied by a compliance certificate signed by two directors of the Borrower certifying that all payments effected by the Borrower out of the Proceeds Account were in compliance with the priorities set out in Clause 9.4.3 (Application of Moneys on Proceeds Account).

18.3	Project Budget

18.3.1

The Borrower will deliver to the Agent, with sufficient copies for each of the Lenders, starting from the calendar year in which the Start-Up is expected to occur as soon as available, but no later than 30 days prior to the beginning of the relevant financial year, the updated Financial Model, the budgeted balance sheet, the budgeted profit and loss statement and the budgeted cash flow statement for the next following financial year and the Borrower will be available for a meeting with the Lenders within two (2) weeks thereafter, to discuss such documents with the Lenders. Such statements will forecast the costs of maintenance, overhauls and Capital Expenditure for the next following three years in each case for the Borrower and for the Group.

18.3.2	On the Blue Mill Financial Close at the latest, the Borrower will deliver to the Agent updates of the updated Financial Model, the budgeted balance sheet, the budgeted profit and loss statement and the budgeted cash flow statement for the ongoing financial year, which will take into account Project Blue Mill. Any further documents submitted to the Agent thereafter in connection with this Clause 18.3 will include the respective financial information regarding Project Blue Mill.

18.3.3	Following review by the Agent and if necessary the Technical Adviser and the Wood Supply Adviser, if the Agent is satisfied with the information supplied pursuant to Clause 18.3.1, it will confirm the same to the Borrower. If the Technical Adviser, the Wood Supply Adviser or the Agent is not satisfied with such information, the Borrower shall make such amendments to such documents as may be reasonably required by the Technical Advisor and/or Wood Supply Adviser and/or the Agent.

18.4	Reports during Construction Period

18.4.1	During the Construction Period the Borrower will provide the Agent, the Technical Adviser and the Wood Supply Adviser with the following information within fifteen (15) days of the last day of each calendar quarter:

(a)	quarterly construction progress reports in accordance with the conditions set out in Schedule 11 (Sample Table of Content regarding Quarterly Construction Progress Reports); and

(b)	quarterly reports on the development of the costs budgeted for construction, including a confirmation or a proposal for a revised version of the Project Budget including a budgeted cost/actual cost comparison; and

(c)	any material reports and other material notifications issued by the EPC Contractor and/or any of its sub-contractors to the Borrower in respect of the Project, including but not limited to the Detailed Program and any work around plan (both as described in Clauses 8.7 and 8.11, respectively, of the EPC Contract).

18.4.2	The Technical Adviser and the Wood Supply Adviser will review such reports as to their compliance with the requirements of this Agreement, the EPC Contract and the Investment and Financing Plan. If the Technical Adviser and

the Wood Supply Adviser is satisfied with such reports, he will confirm the same to the Agent. If the Technical Adviser and/or the Wood Supply Adviser and/or the Agent is not satisfied with such reports, the Borrower shall consult with the Agent, the EPC Contractor and/or any of its subcontractors with a view to rectifying the situation and ensuring that all future reports are satisfactory to the Technical Adviser and/or Wood Supply Adviser and/or the Agent.

18.5	Reports during Operation Period

During the Operation Period the Borrower will provide the Agent with a quarterly production report, including, inter alia, actual production figures, operating cost figures, sales and sales price figures and the budgeted figures thereof plus an actual/budget comparison within thirty (30) Business Days of the last day of each calendar quarter.

18.6	Other Financial Information

The Borrower will from time to time on the request of the Agent or any Lender, furnish the Agent or such Lender with such information about its business, condition (financial or otherwise), operations, performance, properties or prospects as the Agent or such Lender through the Agent may reasonably require, in particular all information and documents as may be required under the provisions of the German Banking Act (Gesetz über das Kreditwesen) and any material changes to the information included in the Information Memorandum and the Financial Model.

18.7	Reports in connection with Project Blue Mill

The Borrower is not required to submit any additional reports to the Agent in respect of Project Blue Mill but will ensure that on the Blue Mill Financial Close at the latest, the reports to be submitted to the Agent pursuant to Clause 18.5 and 18.6 above comprise, in addition to the information provided in connection with the Project, the respective information with respect to Project Blue Mill.

18.8	Miscellaneous Information

18.8.1	The Borrower will inform the Agent in writing:

(a)	promptly upon a Responsible Officer becoming aware of it, of the occurrence of any Event of Default, Potential Event of Default, Blue Mill Event of Default or Potential Blue Mill Event of Default and confirm to the Agent in each Drawdown Request and, after the Facility has been fully drawn, not later than thirty (30) days after the end of each calendar quarter that, save as previously notified to the Agent or as notified in such Drawdown Request or, as the case may be, confirmation, no Event of Default, Potential Event of Default, Blue Mill Event of Default or Potential Blue Mill Event of Default has occurred and is continuing;

(b)	promptly upon a Responsible Officer becoming aware of it, of any circumstances which are likely to delay in any material respect the completion of the Project or Project Blue Mill in accordance with the Base Case, including any event which might reasonably be expected to result in Cost Overruns or Blue Mill Cost Overruns;

(c)	promptly upon a Responsible Officer becoming aware of it, of any material delay in the payment or non-payment of the Government Grants or the Blue Mill Government Grants compared with the assumption made in the Finance Model;

(d)	promptly upon a Responsible Officer becoming aware of it, of any circumstances which are likely to have a materially adverse impact on the validity, enforceability and continuance of the State Guarantee, the Blue Mill State Guarantee, the Government Grants, the Blue Mill Government Grants and the EU-Decision;

(e)	promptly upon a Responsible Officer becoming aware of it, of any Event of Force Majeure or Blue Mill Event of Force Majeure or any other event which might delay construction or operation or which might reasonably be expected to interrupt or reduce the operation of the plant or the construction or operation of Project Blue Mill excluding any planned outage or maintenance period previously notified to the Agent or which might reasonably be expected to have a Material Adverse Effect;

(f)	promptly upon a Responsible Officer becoming aware of it, of any Environmental Claim commenced or threatened against it;

(g)	promptly upon a Responsible Officer becoming aware of it, of any material default of any party to a Project Contract;

(h)	within ten (10) Business Days upon a Responsible Officer becoming aware thereof, of the details of each litigation, arbitration or administrative proceeding pending or threatened against it which is likely to result in a liability of the Borrower in an amount or amounts exceeding, in aggregate, EUR 2,000,000 or the equivalent in other currencies;

(i)	of any Change of Control;

(j)	of any changes in its senior management;

(k)	as soon as reasonably possible after a Responsible Officer becoming aware of it, of possible Capital Expenditures or Blue Mill Capital Expenditures in an amount of more than EUR 2 million in excess of the Project Budget for that financial year.

18.8.2	The Borrower will provide upon request such verbal or written information concerning the Project or Project Blue Mill as the Agent or the Lenders may reasonably require including information that is publicly available.

The Borrower will fulfil its reporting requirements pursuant to this Clause 18 in a form which will allow the Agent to make the information available to the Lenders without material effort. The Agent will notify the Borrower of the number of copies needed and the form (e-mail, fax, mail) in which the information will have to be provided. The Agent will promptly upon receipt forward any information to the Lenders and, to the extent necessary, to the Guarantors.

19.	INSPECTION RIGHTS

The Borrower shall permit the Agent, the Lenders or any of their representatives or the Advisers to inspect the Site and its books and records during usual business hours, and upon reasonable prior notice, for the purpose of checking whether the Borrower is in compliance with the provisions of the Transaction Documents. Any requests for such inspections shall be made through the Agent.

20.	HEDGING REQUIREMENTS

20.1	Implementation

The Borrower will implement the Hedging Strategy in a manner which is in form and substance acceptable to the Agent and will enter into all Derivative Transactions necessary for such purpose with the Hedging Counterparty.

20.2	Compliance with Hedging Strategy

The Borrower will not enter into any Derivative Transaction except in compliance with the Hedging Strategy.

20.3	Adjustments

The Borrower and the Agent will negotiate in good faith and agree to adjustments of the Hedging Strategy from time to time whenever adjustments are considered necessary by the Borrower or the Agent at all times having regard to the interests of the Lenders and the financial condition of the Borrower.

21.	COVENANTS

21.1	Positive Covenants

The Borrower shall:

21.1.1	Maintenance of Legal Validity and Legal Status: do all things necessary to maintain its existence as a legal person and to ensure the legality, validity, enforceability or admissibility in evidence in the Federal Republic of Germany of the Transaction Documents including the obtaining and maintaining of all applicable Authorisations necessary for the Project and the performance of its obligations under the Transaction Documents, as and when required, and, on request of the Agent, shall supply copies (certified by a director of the Borrower as true, complete and up to date) of any such Authorisations;

21.1.2	Applicable Laws and Authorisations: with the exception of Environmental Laws and Environmental Permits where the obligations of the Borrower with respect thereto are set out in Clause 21.1.15 (Environmental Compliance) comply in all material respects with all laws and comply with, obtain, maintain and renew, all applicable Authorisations in each case which are applicable in connection with the Project and the Borrower’s business and operation generally and required for its ability to perform its obligations under the Transaction Documents. As soon as the Authorisations granted after the conclusion of this Agreement become valid and upon request by the Agent, the Borrower will obtain legal opinions on such validity from a reputable law firm addressed to and for the benefit of the Agent;

21.1.3	Transaction Documents: Subject to Clause 21.2.15(b) (Additional Project Contracts and Amendments to Project Contracts) enter into, maintain in full force and effect and comply with all Transaction Documents;

21.1.4	Authorised signatories: provide the Agent with a list of persons authorised to sign Change Orders as defined in the EPC Contract and amendments to the EPC Contract;

21.1.5	Relevant Advisers: from time to time and on the reasonable request of the Agent inform the relevant Advisers and co operate with them to enable each such Adviser fully to perform its obligations under its advisory agreement;

21.1.6	Information regarding Permitted Encumbrances and Permitted Financial Indebtedness: provide details to the Agent of any newly created Permitted Encumbrance granted outside the ordinary course of business or any newly incurred Permitted Financial Indebtedness incurred to any person;

21.1.7	Information of Technical Adviser and Wood Supply Adviser: provide the Technical Adviser and the Wood Supply Adviser during the Construction Period on a quarterly basis and upon request with all information and documentation reasonably required for the purposes of this Agreement and bear the reasonable costs of the report to be provided by the Technical Adviser and the Wood Supply Adviser pursuant to Clause 18.4.2 (Reports during Construction Period), as well as with respect to the Technical Adviser during the Blue Mill Construction Period;

21.1.8	Preservation of Assets: maintain and preserve all of its assets in good condition and undertake regular maintenance, except disposal of obsolete assets, in accordance with prudent industry practice or the EPC Contractor’s and Suppliers’ recommendations;

21.1.9	Transactions with Third Parties: conclude and procure that any subsidiary of the Borrower concludes any transaction with a third party, irrespective of whether or not it is a Related Party, only on terms no less beneficial to it than those obtainable on an arm’s length basis. All contracts to be concluded by it with a Related Party, including without limitation those contracts concluded in connection with Project Blue Mill, will be submitted to the Agent in their final draft form for approval, such approval not to be unreasonably withheld. It will further waive any Financial Indebtedness owed by any person to it only for valuable market consideration;

21.1.10	Conduct of Business: cause the Project to be built, operated and maintained in accordance with good industry practices, the Project Contracts and all conditions, obligations, requirements set out in any Authorisation or technical specifications from time to time agreed with the EPC Contractor or by Suppliers, or issued by any Authority in respect of the Borrower or the Project and ensure that all staff necessary for the proper and efficient operation of its business or that of its subsidiaries in place;

21.1.11	Payments and Application of Payments: otherwise than as referred to in Clause 9.1.2 (Disbursement Account) and save for

(a)	any proceeds of material loss and damage insurance obtained after Acceptance which will be paid to the Insurance Account and applied in accordance with Clause 9.4.4 (Application of Insurance Proceeds),

(b)	any proceeds of material loss and damage insurance allocated to Project Blue Mill and obtained after Blue Mill Final Completion which will be paid to the Insurance Account and applied in accordance with Clause 9.4.4 (Application of Insurance Proceeds),

(c)	any third party liability insurance which will be paid directly to the relevant third party, and

(d)	Excess Start-up Cash Flows up to a maximum amount of EUR 15 million which will be paid into the Equity Reserve Account ensure that all monies received by it in connection with the Project and Project Blue Mill are paid to the Proceeds Account and applied in accordance with Clause 9.4.3 (Application of Moneys on Proceeds Account).

Amounts received in respect of the Government Grants and VAT refunds on Project Costs shall, however, be applied to the repayment of Tranche E in accordance with Clause 6.3.9 (Repayments other than First Repayment) or for purposes corresponding to the purpose of Tranche E. To the extent that, at the time these amounts are received on a date after the First Repayment Date on which Tranche E has been completely repaid, the Borrower will however transfer these amounts to the Shareholders’ Account. Furthermore, the Borrower will transfer any Blue Mill Government Grants to the Blue Mill Investment Account and any VAT refunds obtained in connection with Project Blue Mill to the Proceeds Account.

21.1.12	Tax: duly and punctually pay and discharge:

(a)	all taxes, assessments and governmental charges imposed upon it or its assets within the time period allowed therefore without imposing penalties and without resulting in an encumbrance having priority to the Lenders or any security purported to be granted by or created pursuant to the Security Agreements; and

(b)	all lawful claims which, if unpaid, would by law become encumbrances upon its assets

(save to the extent payment thereof is being contested in good faith by the Borrower and where payment thereof can lawfully be withheld and would not result in an encumbrance having priority to the Lenders or any security purported to be granted by or created pursuant to the Security Agreements).

21.1.13	Filing of Tax Returns: file or cause to be filed all tax returns required to be filed in all jurisdictions in which the Borrower or any of its subsidiaries is situated or carries on business or is otherwise subject to tax;

21.1.14	Claims Pari-Passu: ensure that at all times the claims of the Lenders against it under the Financing Documents rank at least pari passu with the claims of all its unsecured and unsubordinated creditors save those whose claims are preferred pursuant to this Agreement, the Blue Mill Facility Agreement and any security thereunder or the Security Pooling Agreement, by any bankruptcy, insolvency, liquidation or other similar laws of general application and save for the claims resulting from those land charges, which will be released following first drawdown;

21.1.15	Environmental Compliance: comply in all material respects with all Environmental Law and obtain and maintain any Environmental Permits and notify the Agent, promptly after a Responsible Officer becomes aware of the same of:

(a)	any material Environmental Claim made on it or to any occupier of any property owned or leased by it under any Environmental Law which may affect the compliance with this Agreement; and

(b)	any circumstances which arise whereby any material remedial action is likely to be required to be taken by, or at the expense of, it pursuant to any Environmental Law;

21.1.16	Enforcement: take all reasonable steps to promptly enforce its rights under any Project Contract where failure to do so is material in relation to the Project and the rights and obligations of the parties to any of the Financing Documents;

21.1.17	Compliance with Conditions for State Guarantee and Government Grants: comply, at all times, with all conditions, obligations and requirements of, and assume all undertakings in, the EU-Decision, the State Guarantee and the Government Grants, in particular:

(a)	to allow inspections by the Guarantors or PWC (either by themselves or by agents appointed by them) at any time for the purpose of checking whether a drawdown under the State Guarantee may be made or whether the conditions for such drawdown are satisfied or have been satisfied;

(b)	to authorise the Agent and the Lenders to submit to the Guarantors and PWC all documents concerning the Facility and the Security and to give to the Guarantors and PWC all information requested by each of them;

(c)	to pay all fees in connection with the State Guarantee; and

(d)	to discharge the Arranger, the Agent, the Security Agent and the Lenders vis-à-vis the Guarantor and PWC from any duty of discretion (Schweigepflicht) whereby any requests by the Lenders shall be made through the Agent;

21.1.18	Intellectual Property: procure and comply in all material respects with all material Intellectual Property Rights necessary to construct and operate the Project and conduct the Borrower’s business;

21.1.19

Security: provide and maintain the Security and any other security to be provided to the Lenders and the Blue Mill Lenders, respectively, pursuant to the Financing Documents and procure that the Security is effective and maintained and upon reasonable request of the Agent provide additional security over its assets in favour of the Lenders and the Blue Mill Lenders on a pari passu basis. The Agent will determine the details of the additional security within its reasonable discretion (billiges Ermessen) pursuant to § 315 BGB. The provision of additional security will not affect existing Permitted Encumbrances;

21.1.20	Defects Liability Protection: refrain from any acts which may prejudice materially and adversely any defects liability protection afforded to the Borrower by the Contractor under the EPC Contract or, to the Borrower’s knowledge, by any subcontractor (at any level) to the Contractor and/or the Borrower;

21.1.21	Management: employ experienced professionals in the pulp industry;

21.1.22	Syndication: provide at its own cost assistance to the Original Lender in the syndication of the Facility, including without limitation, by taking all reasonable steps to make management available for the purpose of making presentations to, or meeting, potential lending institutions and comply with all reasonable requests for information from potential syndicate members;

21.1.23	Technical Assistance: as and when reasonably requested obtain such assistance as may be necessary prior to Acceptance in connection with the construction, commissioning, testing, start-up, management, operation and maintenance of the Project;

21.1.24	Information Memorandum: use best endeavours to assist the Arranger in the preparation of the Information Memorandum and ensure that, save as otherwise disclosed in the Information Memorandum, the factual information contained in the Information Memorandum is true and accurate and complete in all material respects on the date thereof (or, if different, as of the date when it is stated) and that the Borrower and the Sponsors do not omit to make any disclosure which would make the Information Memorandum misleading in any material respect, and in the case of any financial projections or expressions of opinion contained in the Information Memorandum, procure that such projections and expressions are prepared or made in good faith and on the basis of assumptions believed by the Borrower or any of its subsidiaries to be reasonable and ensure that, if in the opinion of the Arranger it is necessary for the purpose of syndication, the Information Memorandum is updated immediately prior to syndication;

21.1.25	Rented part of the Site: not terminate the site lease agreement dated 16 May 2002 and made between the Borrower and ALTMARK INDUSTRIEPARK AG, before the acquisition of the part of the Site leased to it without the Majority Lenders’ consent;

21.1.26	Owner’s Scope: implement the Owner’s Scope in accordance with internationally recognised engineering standards in a prudent and timely manner so as not to hinder achievement of Acceptance by month 28 after the Commencement Date (as defined in the EPC-Contract) and so that such additional works are free from any Defects and do not violate any intellectual property rights of third parties;

21.1.27	Permitted Subsidiaries: save as the Majority Lenders may otherwise agree (such agreement not to be unreasonably withheld) ensure that any Permitted Subsidiaries operate their respective businesses in a proper and efficient manner and in accordance with the principles set out in Schedule 9 (Financing of the Subsidiaries);

21.1.28	Reduction of Existing Financial Indebtedness: repay in full, using funds from the first Advance, and in any event within 5 Business Days following such Advance:

(a)	the EUR 12,286,000 loan made to the Borrower by Dresdner Bank AG and discharge all encumbrances securing any amounts payable thereunder;

(b)	the claims of ex-shareholder Kvaerner plc in the amount of EUR 478,687 and Thyssen Rheinstahl Technik Projektgesellschaft mbH in the amount of EUR 2,648,000;

(c)	the claims of ALTMARK INDUSTRIEPARK AG for the payment of the second instalment of the purchase price for the Site in the amount of EUR 1,755,686 plus VAT; and

(d)	the claims of RWE-IN, ALTMARK INDUSTRIEPARK AG and Thyssen Rheinstahl Technik Projektgesellschaft mbH for the ancilliary costs in connection with the purchase of the Site for which RWE-IN, ALTMARK INDUSTRIEPARK AG, Thyssen Rheinstahl Technik GmbH and its successor in title Thyssen Rheinstahl Technik Projektgesellschaft mbH have provided to the Borrower funds in the amount of EUR 2,708,339.

21.1.29	Accounts: close any existing bank account within one (1) month after the first Blue Mill Advance other than as contemplated by this Agreement or the Blue Mill Facility Agreement.

21.2	Negative Covenants

The Borrower will not (by action or omission):

21.2.1	Negative Pledge: create or permit to subsist any encumbrance over all or any of its assets other than a Permitted Encumbrance or create any restriction or prohibition on encumbrances over all or any of its assets;

21.2.2	Investments, Loans and Guarantees: make any investment in, make any loans to, grant any credit or other financial accommodation to or for the benefit of any person or give or have outstanding any guarantee or indemnity to or for the benefit of any person other than in respect of product liability assumed in the ordinary course of business or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any other person other than Permitted Investments and save as set out in the principles set out in Schedule 11 (Financing of the Subsidiaries), nor will it make any material fixed asset investments (Sachinvestitionen) or financial investments (Finanzinvestitionen) without the prior consent of the Guarantors or except as permitted by this Agreement in relation to the Project or permitted by the Blue Mill Facility Agreement in relation to Project Blue Mill;

21.2.3	Disposals: dispose of the whole or any part of its assets other than in the ordinary course of business or other than by way of Permitted Disposals, nor sell any material investments (Beteiligungen) or divisions of its business (Betriebsteile) without the prior consent of the Combined Majority Lenders and the Guarantors. Any emission permits under the Kyoto Protocol to the United Nations Framework Convention on Climate Change dated 11. December 1997 shall, however, be disposed of only with the Agent’s consent;

21.2.4	Financing: use the proceeds of any Advances for any other purposes than those set out herein;

21.2.5	Transfer of Shares or Shareholder Loans: consent to any transfer of Shares or Shareholder Loans in violation of the Shareholders’ Undertaking Agreement;

21.2.6	Shares in Subsidiaries:

(a)	sell or otherwise dispose of (in any transaction or series of transactions whether related or not) its existing shares in any direct subsidiary; and

(b)	procure that no direct subsidiary shall sell or dispose of (in any transaction or series of transactions whether related or not) its existing shares in any of its subsidiaries or issue any new shares to any third party where following any such sale more than 49% of the issued ordinary share capital of the relevant subsidiary would be owned by one or more third parties, unless the terms of such sale and/or issue (including the terms upon which any new shareholder may enter into contracts with such subsidiary) have been previously approved in writing by the Combined Majority Lenders, such approval not to be unreasonably withheld. In no event shall any such new shareholder be a Sponsor or any affiliate of a Sponsor unless previously approved in writing by the Combined Majority Lenders (such approval not to be unreasonably withheld).

21.2.7	Shareholders’ Account: make any payments to the Shareholders’ Account other than in compliance with the provisions of this Agreement;

21.2.8	Capital Expenditures: incur any Capital Expenditures at any time or in any amount of more than EUR 2 million in excess of the Project Budget for that financial year other than with the consent of the Combined Majority Lenders or unless the same is required to comply with applicable Environmental Law in Germany;

21.2.9	Capital Reserves: repay any capital reserves set up for Kvaerner plc’s, Thyssen Rheinstahl Technik Projektgesellschaft mbH or any Shareholder’s waivers of repayment claims under the shareholder loans granted by them to the Borrower unless (a) the tax audit of the accounts has accepted the amount of such capital reserves and (b) they are funded out of the Shareholders’ Account and identify such capital reserves as a separate balance sheet item;

21.2.10	Shareholder Loans: (a) prior to the First Repayment Date pay interest on any Shareholder Loans and thereafter only in accordance with the terms hereof and of the Shareholder Loans and (b) prepay, repay, redeem, purchase or otherwise acquire any Shareholder Loans prior to the Tranche A Final Repayment Date and the repayment in full of each outstanding Advance hereunder;

21.2.11	Financial Indebtedness: incur, create or permit to subsist or have outstanding any Financial Indebtedness or enter into any agreement or arrangement whereby it is entitled to incur, create or permit to subsist any Financial Indebtedness other than, in each case, Permitted Financial Indebtedness, it being understood and agreed that

(a)	non-speculative forward energy sales on fixed price terms for periods of at least up to 12 months are customary and shall not be commodity hedges under this Agreement, nor shall be considered to be Financial Indebtedness under this Agreement, provided that principal energy sales volumes do not exceed the underlying excess power generation of the Borrower, as it may be reasonably assumed to be generated based on the Project Budget;

(b)

renewable power generation is a natural co-production of a modern pulp mill and such generation is projected to increase with every increase in pulp production capacity. To the extent such additional electric power will be sold to the general power market, be it directly or indirectly, non-speculative fixed price forward sales are customary (if not essential to successfully sell and compete) and shall be permitted under this Agreement; and

(c)	though physical delivery and therefore physical settlement of any contracts for power sales or in relation thereof shall prevail, it cannot be excluded that power sales or parts thereof, be it quantitatively or by quality, may be possible by way of financial settlement only and shall be permitted under this Agreement;

21.2.12	Encumbrances: create or permit to subsist any encumbrance on any of its assets other than Permitted Encumbrances;

21.2.13	Mergers: split, merge or consolidate with any other person, enter into any demerger transaction, or participate in any other type of corporate reconstruction without the prior consent of the Combined Majority Lenders and the Guarantors;

21.2.14	Subsidiaries: create any subsidiary or permit to exist any interest in any person (whether by shareholding, joint venture, partnership, whether any income or profits are, or would be, shared or transferred with any other party or otherwise), other than the Permitted Subsidiaries;

21.2.15	Additional Project Contracts and Amendments to Project Contracts:

(a)	enter into any additional material Project Contracts (except for the Blue Mill Project Contracts) with a value of more than EUR 4 million save with the prior written consent of the Combined Majority Lenders (such consent not to be unreasonably withheld or delayed);

(b)	subject to Clause 21.2.16 (Project Specifications), only, amend in any material respect, or grant any waiver or consent under, any Project Contract if such amendment, waiver or consent would not reasonably be expected to be materially adverse in relation to the Borrower’s ability to perform its obligations under the Transaction Documents and/or the validity or enforceability of the Transaction Documents. In the case of Project Contracts with a value of more than EUR 4 million or contracts for the sale of energy and the agreement on reserve electricity services such amendments, waivers and consents will have to be notified to the Agent in writing seven (7) days in advance;

(c)

cancel or terminate any Project Contract with a value of more than EUR 4 million (other than the EPC Contract or any contract for the carrying out of the necessary infrastructure works at the Site), without having given thirty (30) days prior written notice to the Agent and then only so long as a replacement contract is in place on terms no less beneficial to the Borrower as the cancelled/terminated Project Contract; and

(d)	cancel, terminate or suspend the EPC Contract or any contract for the carrying out of the necessary infrastructure works at the Site or (subject to Clause 21.2.16 (Project Specifications)) grant any waiver or consent under or amend the same without Combined Majority Lenders’ prior written consent;

21.2.16	Project Specifications: make any changes to the design, specification or configuration of the plant (except for Project Blue Mill) without Combined Majority Lenders’ consent except for such amendments and changes which are in conformity with the EPC Contract or the Blue Mill Turbine Contract, required under Environmental Law or are of a minor nature, it being understood that any such change which might result in an increase in the Project Costs or the Blue Mill Project Costs in an aggregate amount of at least EUR 1 million or a delay in a System Start-Up as defined in the EPC Contract, the Acceptance or the Blue Mill Final Completion will not be deemed to be of a minor nature;

21.2.17	Waiver of tests under EPC Contract: waive or materially alter any test procedures or approve any test results in connection with the tests under Clauses 16 to 19 of the EPC Contract where this could have an adverse effect on the Project without Combined Majority Lenders’ consent (such consent not to be unreasonably withheld or delayed);

21.2.18	Acceptance Certificate: issue the Acceptance Certificate as defined in the EPC Contract without the Agent’s consent (such consent not to be unreasonably withheld or delayed);

21.2.19	Shares: purchase, cancel or redeem any Share Capital, reduce the Share Capital, issue any Shares otherwise than to an existing Shareholder, grant any option over or make any offer of Shares to any person or alter any material rights attaching to the Shares without the Combined Majority Lenders’ and the Guarantors’ consent. Their consent is however not required in relation to the offer of Shares;

21.2.20	Shareholders’ Agreement: change its articles of association in any manner which would be inconsistent with the provisions of any Transaction Document without Combined Majority Lenders’ consent (such consent not to be unreasonably withheld);

21.2.21	Change of Business: make any material changes to the general nature of its business as a pulp mill (including wood harvesting and procurement as well as logistic services and energy generation and sales) and any business incidental thereto or carry on any other business which results in any material change to the nature of such business;

21.2.22	Abandonment: abandon the Project;

21.2.23	Withdrawals from Cash Collateral Accounts: withdraw any moneys on the Cash Collateral Accounts other than pursuant to the provisions of the Financing Documents;

21.2.24	Accounts: open or operate any bank accounts other than as contemplated by this Agreement or the Blue Mill Facility Agreement;

21.2.25	Assignment and Encumbrance of Government Grants: assign, pledge or otherwise charge, encumber or dispose of its claims, rights and title under and to the Government Grants except as provided in the Investment Incentives Assignment Agreement listed in Schedule 7 (Security Agreements);

21.2.26	Financial Year: change its financial year;

21.2.27	Obligations: incur any material obligations not contemplated by or permissible under this Agreement or the Blue Mill Facility Agreement or which the Borrower assumes in connection with deliveries and services undertaken by it in the ordinary course of business without the prior consent of the Guarantors.

22.	INSURANCES

22.1	General

The Borrower will effect through brokers, previously approved in writing by the Agent, pay the premiums when due, maintain in full force and effect and comply with all provisions of the insurances for the Construction Period and the Operation Period, under forms of policies commonly accepted in the industry and with reputable insurance companies reasonably acceptable to the Agent. Such insurances include the insurances set out in Schedule 12 (Minimum Insurance Schedule) and Schedule 12a (Minimum Insurance Operation Period Schedule) and such other insurances as the Agent specifies are required to be maintained in connection with the Project in accordance with prudent operating practice.

22.2	Specific Provisions of the Insurances

The Borrower will provide for the following with respect to all Material Insurances:

22.2.1

Sole Loss Payee: the Security Agent to be named as sole loss payee in all policies save, in relation to policies relating to third party liability, where payment is made directly to the third party claiming thereunder in full and final settlement of his claim. A payment to the loss payee in accordance with this Clause shall, to the extent of that payment, be made to the Insurance Account or any other account specified to the insurers by the Security Agent and discharge the liability of the respective insurer to pay the Borrower or other claimant insured party. The arrangements in this Clause shall continue to apply notwithstanding the liquidation or insolvency of the Borrower or any of the insurers;

22.2.2	Waiver: the insurers to agree to waive all rights of subrogation or action against the Security Agent unless any of the members of the executive board (Vorstand) of the Security Agent acted with gross negligence or wilful misconduct (Vorsatz);

22.2.3	Reduction of Insurance Proceeds: the insurers not to reduce any insurance proceeds due and payable to the Security Agent (on behalf of itself and other beneficiaries) as loss payee, save in respect of any unpaid premium if so required by the respective insurer;

22.2.4	Insurance Claims Assignment: cause the insurers to acknowledge that they have noticed that, by the Insurance Claims Assignment Agreement as set out in Schedule 9 (Security Agreements), the Borrower assigned to the Security Agent (for and on behalf of the Lenders) all its existing and future rights and claims in and to the Material Insurances (including all claims of whatsoever nature thereunder and return of premiums and proceeds in respect thereof). The insurers shall also confirm that they have not received notice of any other assignment, charge or other encumbrance of the Borrower’s rights and claims under the respective insurance.

22.2.5	Adequate Information: the insurers to acknowledge that they have received adequate information in order to evaluate the risk of insuring the Borrower in respect of the risks hereby insured;

22.2.6	Cancellation: the insurers not to cancel (kündigen) the Material Insurances during the Construction Period;

22.2.7	Notices: the insurers to give in writing to the Security Agent

(a)	subject to 22.2.6 a thirty (30) days notice of cancellation, non-renewal (whether for non-payment of premium or otherwise), suspension (if applicable) or adverse change of terms;

(b)	a thirty (30) days notice of any reduction in limits or coverage, any increase in deductibles or any termination before the original expiry date is to take effect; and

(c)	as soon as any of the insurers becomes aware, notice of any act, event or omission which such insurer considers may invalidate or render unenforceable in whole or in part any insurance.

22.2.8	Delivery of Notices and Documents: the policies to stipulate that any notice or document to be served in relation to any policy may be delivered or sent by prepaid recorded delivery post (if within the Federal Republic of Germany), by prepaid airmail (if elsewhere) or facsimile process to the party to be served at its registered office or at such other address as it may have notified to the other parties in writing in accordance with this Clause. Any such notice will be deemed to be given as follows:

(a)	if delivered by hand or by mail, when delivered; and

(b)	if by facsimile when transmitted, but only if, immediately after the transmission, the sender’s fax machine records the correct answerback;

22.2.9	Governing Law and Jurisdiction: the insurance policies to be governed by German law and each of the insurers and co-insured to agree that any legal proceedings arising out of or in connection with the policies will be brought in the exclusive jurisdiction of a German court.

22.3	Insurance Documentation

The Borrower will promptly provide to the Security Agent copies of all cover notes and policies (including endorsements) issued from time to time in relation to each insurance, and of all changes requested or effected thereto, and, if so requested by the Security Agent, of placing slips and all documents disclosed or disclosable to the insurers of each insurance and relating to claims notified or notifiable to insurers or the insurance brokers. In addition, the Borrower will promptly deliver to the Security Agent the originals of all policies (including endorsements) and placing slips.

22.4	Inspection Right

The Security Agent or any of its representatives or the Advisers will be entitled to review from time to time the compliance of the insurances effected by the Borrower with the above provisions and the provisions contained in the Minimum Insurance Schedule and the Borrower undertakes to co-operate with the Security Agent or any of its representatives or the Advisers, respectively, in this respect and to furnish to it all information requested by it for such purpose.

22.5	Broker’s Letter of Undertaking

The Borrower will procure that every insurance broker who effects an insurance writes a broker’s letter of undertaking (substantially in the form set out in Schedule 16 (Broker’s Letter of Undertaking)) to the Security Agent. Such letters have to be provided prior to Financial Close with respect to insurances during the Construction Period and at least five (5) Banking Days prior to inception with respect to insurances during the Operation Period.

22.6	Changes to Insurance Programme

22.6.1	If any variation is proposed to be made to the terms of any insurance, the Borrower will give at least thirty (30) days prior written notice thereof to the Security Agent. No variation to any insurance should be effected or agreed by the Borrower until the Security Agent notifies the Borrower in writing either that the variation is not material to the Lenders or is otherwise agreeable to the Security Agent. The Security Agent will not unreasonably withhold or delay its agreement after obtaining any advice that it deems appropriate in considering the Borrower’s request.

22.6.2	No Event of Default occurs to the extent the Borrower has given notice pursuant to Clause 22.6.1 (Changes to Insurance Programme), and for so long as, cover required to be maintained is not available to the Borrower in the international insurance or reinsurance market on what the Security Agent accepts in writing to the Borrower to be reasonable commercial terms. In determining whether such cover is available on reasonable commercial terms, the Security Agent shall have on-going regard to the scope of such insurance, its cost in the context of the financing of the Project and the direct and indirect interests of the Lenders under the Financing Documents.

22.7	Notification

The Borrower will promptly notify the Security Agent and the insurers of any increase or material change in any risk insured under any Material Insurance.

22.8	Claim Handling

The Borrower will

(a)	diligently pursue any valid claim under any insurance,

(b)	promptly notify the Security Agent and the insurers of any matter for which it may be entitled to a claim under any insurance,

(c)	keep the Security Agent informed on a regular basis regarding progress towards settling any such claim,

(d)	take account of any representations made by the Security Agent in relation to any such claim, and

(e)	not negotiate, compromise or settle any claims with a potential value in excess of EUR 5 million without the written consent of the Security Agent, such consent not to be reasonably withheld or delayed.

22.9	Renewals

The Borrower will, at least thirty (30) days prior to the renewal of any insurance satisfy the Security Agent that the cover proposed to be effected for the renewal period will, on and after the renewal date, comply with the requirements of the Minimum Insurance Schedule.

22.10	Changes in Insurer Security

If an insurer under a Material Insurance ceases to carry a claims paying rating from Standard & Poor’s Corporation of at least A-, or an equivalent rating from such other rating agency approved by the Security Agent, the Borrower will promptly inform the Security Agent thereof and, at the request of the Security Agent, promptly replace the affected cover with cover from another insurer, or insurers, reasonably acceptable to the Security Agent and terminate the affected insurer’s participation in the risk, provided that there will at no time be any period when any relevant risk is not insured as required by the Financing Documents.

22.11	Lender’s Right to Insure if Borrower Defaults

If at any time and for any reason any insurance is not in full force and effect on the terms or for the insured values required under the Financing Documents, then the Security Agent shall forthwith be entitled, at the cost and expense of the Borrower, to procure and pay for such insurance as the Borrower should have effected or procured pursuant to the terms hereof or at any time whilst such failure is continuing.

22.12	Disputes over Availability of Cover Borrower Defaults

Any disagreement between the Borrower and the Security Agent over the availability of cover in the international insurance market will be referred to an independent expert appointed with the agreement of the Borrower and the Security Agent, or, if the parties cannot so agree within 20 days of the notice given by the Borrower under the covenant referred to in Clause 22.6 (Changes to Insurance Programme), to a person nominated at the request of either party by the President of the German Association of Insurers, in each case acting as an independent expert. The expert’s decision will be final and binding on the parties hereto. The expert’s fees and disbursements will be borne by the Borrower.

23.	EVENTS OF DEFAULT

23.1	Each of following circumstances constitutes an Event of Default for the purposes of this Agreement, irrespective of whether or not caused by any reason within the control of the Borrower or any other person:

23.1.1	Payment Obligations: failure by the Borrower to make:

(a)	subject to Clause 6.5, any payment of principal or interest due under the Facility within seven (7) Business Days from the due date thereof;

(b)	subject to clause 6.4 of the Blue Mill Facility Agreement, any payment of principal or interest due under the Blue Mill Facility within seven (7) Business Days from the due date thereof; and

(c)	any other payment due under the Financing Documents within five (5) Business Days from a notification by the Agent of the Borrower’s failure to pay;

23.1.2	Representations and Warranties: any representation, warranty or statement made in any Financing Document, certificate, statement or opinion delivered by or on behalf of the Borrower hereunder or in connection herewith is or proves to have been incorrect, untrue or misleading in any material respect when made and which, if capable of being remedied, has not been remedied within thirty (30) days from notification by the Agent of such breach;

23.1.3	Covenants: the Borrower or any of its Shareholders breaches any covenant or material obligation under the Financing Documents which, if capable of being remedied, has not been remedied within fifteen (15) Business Days from notification by the Agent of such breach;

23.1.4	Blue Mill Event of Default: a Blue Mill Event of Default has occurred and is continuing;

23.1.5	Debt Service Reserve: (i) Scheduled Debt Service for two consecutive half year periods is partially or wholly financed by drawings from the Debt Service Reserve Account, and as a result the balance standing to the credit of the Debt Service Reserve Account is less than one third of the Target Balance, or (ii) a drawing on the Debt Service Reserve Account resulting in full utilisation of the Debt Service Reserve Account is followed on the Repayment Date immediately following such full utilisation by a deferred amortisation in accordance with Clause 6.5 (Deferred Amortisation) or clause 6.4 (Deferred Amortisation) of the Blue Mill Facility Agreement, in each case unless waived by the Combined Majority Lenders.

23.1.6	Annual Debt Service Cover Ratio: Failure by the Borrower to meet the Annual Debt Service Cover Ratio as provided for in Clause 17.1 (Annual Debt Service Cover Ratio), unless waived by the Majority Lenders.

23.1.7	Senior Debt/EBITDA Cover Ratio: Failure by the Borrower to meet the Senior Debt/EBITDA Cover Ratio as provided for in Clause 17.2 (Senior Debt/EBITDA Cover Ratio), unless waived by the Majority Lenders.

23.1.8	Consents and Approvals: any Authorisation necessary to enable the Borrower to comply with any of its material obligations under the Transaction Documents and Project is revoked, withheld or modified or is limited in a way which materially prejudices the validity and enforceability of the Transaction Documents and/or the ability of the Borrower to meet its obligations thereunder;

23.1.9	EU-Decision, State Guarantee and Government Grants: any of the EU-Decision, State Guarantee or Government Grants is modified in any material respect, revoked, withdrawn, withheld or suspended, or does not remain in full force and effect;

23.1.10	Insolvency and Rescheduling: any cause exists on the basis of which insolvency proceedings under the German Insolvency Code should be initiated against the Borrower, the Borrower commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its indebtedness or makes a composition with its creditors;

23.1.11	Winding-up: (a) the Borrower, (b) while it has any liability under the Shareholders’ Undertaking Agreement any of the Shareholders or any of the Sponsors or (c) while it has any liability under the RWE Solutions AG Guarantee, the Direct Agreement or the Parent Company Guarantee RWE Solutions AG takes any corporate action or any other steps are taken or legal proceedings are started for its winding-up, dissolution or reorganisation or for the appointment of a liquidator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of any part or all of its revenues and assets;

23.1.12	Insolvency or Winding-up of EPC Contractor: the EPC-Contractor during the Construction Period is unable to pay its debts as they fall due, commences negotiations with any one or more of its creditors with a view to the general readjustments or rescheduling of its indebtedness, makes a composition with its creditors, or takes any corporate action or other steps or legal proceedings are started for its winding-up, dissolution, reorganisation (except for a solvent re-organisation previously approved in writing by the Agent) or for the appointment of a liquidator, receiver, administrator, administrative receiver or similar officer of it or of any or all of its revenues and assets;

23.1.13	Indebtedness: failure by the Borrower to pay any other Financial Indebtedness (other than pursuant to the Blue Mill Facility Agreement) over EUR 1,000,000 when due or after the expiry of any applicable grace period unless such payment is contested in good faith by the Borrower;

23.1.14	Obligations of the Borrower: at any time it is unlawful for the Borrower to perform any of its material obligations under the Transaction Documents, or to own its material assets or to carry on its business in materially the same fashion as contemplated in the Financing Documents and such condition continues for period of sixty (60) days;

23.1.15	Obligations of the Parties to Shareholders’ Undertaking Agreement and the RWE Solutions AG Guarantee: any of the Shareholders or Sponsors (or any of their successors) fails to comply with any obligation assumed by it in the Shareholders’ Undertaking Agreement and/or RWE Solutions AG (or any of its successors) fails to comply with any obligation assumed by it in the RWE Solutions AG Guarantee, the Direct Agreement or the Parent Company Guarantee and such failure, if capable of remedy, is not remedied within thirty (30) days after receipt of written notice from the Agent requesting the same;

23.1.16	Change of Control: a Change of Control occurs without the prior written consent of the Majority Lenders;

23.1.17	The Borrower’s Business: the Borrower ceases or threatens to cease to carry on all or a substantial part of the business it carries on at the date hereof, abandons or threatens to abandon the Project or disposes of a substantial part of its business or assets or a substantial part of its business or assets is seized, nationalised or expropriated or compulsorily acquired by or under the authority of any government;

23.1.18	Assets of the Borrower: except as permitted by the Financing Documents, the Borrower ceases to be the sole lawful and beneficial owner of, and having good title to, any material part of its assets, and such assets or part thereof, are not re-acquired or replaced in a manner satisfactory to the Lenders within fifteen (15) days of such cessation;

23.1.19	Acceptance: Acceptance does not occur by the date falling 40 months after Financial Close;

23.1.20	Default under Transaction Documents: a material default under any of the Transaction Documents which, if capable of being remedied, has not been remedied within thirty (30) days in the case of any Financing Document and ninety (90) days in the case of any Project Contract in each case of notification by the Agent of such default;

23.1.21	Invalid, Non-binding and Non-enforceable Obligations: a material provision of the Financing Documents is not, or is contested by a party other than a Lender to be not, legal, valid, binding and enforceable;

23.1.22

Qualifications in the Auditors’ Report: the auditors have made a qualification in their report and there are reasonable doubts (vernünftige Zweifel) concerning the continuation of the Borrower’s business on a going concern basis unless within twenty (20) Business Days from the date of the auditor’s report the Borrower has presented a certificate from the auditors showing that the reasons for the doubts raised have been remedied or sufficient measures have been taken for their remedy;

23.1.23	Security: any Security ceases to be in full force and effect for any reason other than:

(a)	the assignment of any credit or portion of the finance to which such Security relates;

(b)	the failure to make the required filings or registrations where such filings or registrations are under the control of the Lenders;

23.1.24	Litigation: any material judgement, award or decision on any litigation, arbitration, administrative proceedings or governmental or regulatory investigations, proceedings or disputes is commenced against the Borrower or its assets which is materially adverse in relation to the Borrower’s ability to perform its obligations under the Transaction Documents and/or the validity or enforceability of the Transaction Documents unless such judgement, award or decision is stayed pending appeal without the necessity for the Borrower to provide any security in connection therewith;

23.1.25	Enforceability of Encumbrance: any encumbrance over any assets of the Borrower (other than pursuant to the Blue Mill Facility Agreement and the security thereunder) securing an indebtedness of not less than EUR 100,000 becomes enforceable;

23.1.26	Execution or Distress: any execution (Zwangsvollstreckung) or distress (Beschlagnahme) is levied against, or an encumbrancer takes possession of the whole, or any material part of the assets of the Borrower or any event which under the laws of any jurisdiction has a similar effect is not discharged within thirty (30) days;

23.1.27	Insurances: Subject to Clause 22.6.2 (Changes to Insurance Programme), the Borrower fails to maintain the insurances pursuant to the provisions of Clause 22 (Insurances);

23.1.28	Destruction of Project: the Project or any substantial part thereof is destroyed or damaged in a manner which is not covered in full by proceeds of insurance, (excluding any agreed deductibles);

23.1.29	Material Adverse Change: any event or circumstance (or series of events or circumstances) occurs which has a Material Adverse Effect;

23.1.30	Force Majeure: an Event of Force Majeure occurs or a series of Events of Force Majeure occur the effects of which continue (on an aggregated basis) for a period of 230 days under the EPC-Contract.

23.1.31	Registration of Capital Increase: (i) the Borrower has failed to produce within four (4) Business Days from receipt by it and the notary (who, in accordance with Clause 2.4.1 of the Shareholders’ Undertaking Agreement has certified the capital increase) of a written confirmation by the Agent that the Shareholder Contributions have been credited to the Disbursement Account, the confirmation by the notary required as proof thereof that the registration of the EUR 15,000,000 has been sent to the commercial register, or (ii) the registration of the capital increase has been revoked by the Shareholders.

23.1.32	Equity Contribution: If at any time after 31 December 2011 (i) on the first day of trading of the shares issued under any Equity Sale the Debt Service Reserve Account is not fully funded, and (ii) Mercer International fails to contribute 50 per cent. of the net amount raised under any such Equity Sale (up to an aggregate maximum amount equal to EUR 10,000,000) to the Borrower, by way of Capital Contribution or Shareholder Loans, within 30 days of any Equity Sale.

23.2	Acceleration and Cancellation

23.2.1	Upon the occurrence of an Event of Default and at any time thereafter while such Event of Default is continuing, the Agent may and shall upon the direction of the Combined Majority Lenders and the Majority Lenders by notice to the Borrower:

(a)	declare all or any part of the Advances to be immediately due and payable or declare all or any part of the Advances to be due and payable on its demand (whereupon the same will become so payable together with accrued interest thereon and any other sums then owed by the Borrower under the Financing Documents);

(b)	declare that any unutilised portion of the Facility will be cancelled, whereupon the Lenders’ undrawn Commitments shall be cancelled and each Lender’s undrawn Commitment will be reduced to zero, provided that, notwithstanding the foregoing, upon the occurrence of an Event of Default specified in Clauses 23.1.10 (Insolvency and Rescheduling), 23.1.11 (Winding Up), the undrawn Commitments of each Lender will immediately be reduced to zero and all Advances and other sums then owed by the Borrower hereunder shall become immediately due and payable; and/or

(c)	exercise all rights and remedies under any Financing Document or instruct the Security Agent to do so.

If so instructed by the Guarantors, the Agent will exercise its rights pursuant to this Clause 23.2.1, irrespective of the direction of the Combined Majority Lenders and the Majority Lenders.

23.2.2	A notice of the Agent pursuant to Clause 23.2.1 may only be given (a) if an Event of Default pursuant to Clauses 23.1.1 (Payment Obligations), 23.1.10 (Insolvency and Rescheduling), 23.1.11 (Winding-Up), 23.1.17 (The Borrower’s Business) and 23.1.28 (Destruction of Project) has occurred and is continuing, or (b) if any other Event of Default has occurred and is continuing only after careful consideration of the reasonable concerns of the Borrower or in case the Combined Majority Lenders have determined in their reasonable opinion that due to such Event of Default the ability of the Borrower to perform any of its obligations under the Financing Documents has been materially impaired.

23.3	Advances Due on Demand

If, pursuant to Clause 23.2.1(a), the Agent declares all or any part of the Advances to be due and payable on demand of the Agent, then, and at any time thereafter within a period of three months, the Agent may by notice to the Borrower:

(a)	require repayment of all or such part of the Advances on such date as it may specify in such notice (whereupon the same will become due and payable on the date specified together with accrued interest thereon and any other sums then owed by the Borrower under the Financing Documents); and/or

(b)	select as the duration of any Interest Period which begins whilst such declaration remains in effect a period of six months or less.

23.4	Waivers

The Lenders may, subject to Clause 23.5.2, waive any Event of Default with the Combined Majority Lenders’ consent upon written request by the Borrower to the Agent.

23.5	Participation of Guarantors

23.5.1	Upon the occurrence of an Event of Default the Agent will promptly inform the Guarantors thereof.

23.5.2	The Lenders may waive any Event of Default pursuant to Clause 23.4 (Waivers) only with the consent of the Guarantors.

24.	AGENT, ARRANGER AND LENDERS

24.1	Appointment and Authorisation

Each Lender hereby irrevocably (except for a removal under Clause 24.15 (Resignation)) appoints the Agent to act as its agent in connection with the administration of the Facility under the Financing Documents, and irrevocably (except for a removal under Clause 24.15 (Resignation)) authorises the Agent, to take such action and to exercise and carry out such rights, discretions, authorities, powers and duties as are specifically delegated to the Agent in this Agreement, in the Shareholders’ Undertaking Agreement, the Security Agreements and the RWE Solutions AG Guarantee together with such rights, discretions, authorities, powers and duties as are reasonably incidental thereto, provided that the Agent will not commence any legal action or proceedings on behalf of any Lender without such Lenders’ consent. Each Lender hereby relieves the Agent from the restrictions of § 181 BGB in respect of the authority conferred upon it in this Agreement.

24.2	No Obligation

Neither the Agent nor the Arranger is obliged:

24.2.1	to take any action to ascertain whether any Event of Default has occurred or is outstanding;

24.2.2	to ascertain the correctness of any representation made by the Borrower or any other party in connection with this Agreement or any other Transaction Document;

24.2.3	to inquire as to the performance by the Borrower or any other party of its obligations under this Agreement or any other Transaction Document, or any breach of the Borrower or any other party of its obligations under this Agreement or any other Transaction Document; or

24.2.4	to give notice to the Lenders of any information or event of which the Agent becomes aware otherwise than by notice given by a party to this Agreement or to any of the Advisers in accordance with this Agreement.

The Agent will not be deemed to have knowledge of the occurrence of a Event of Default until it has received notice thereof from a party to this Agreement describing the Event of Default and stating that the event is an Event of Default, in which case it will promptly notify the Lenders.

24.3	Reliance

The Agent is entitled to rely on any communication or document believed by it to be genuine and correct, and on the advice given in connection with this Agreement by any of the Advisers appointed in connection with this Agreement, and will not be liable to any of the parties hereto and any of the Lenders for any of the consequences of such reliance where such reliance is in good faith.

24.4	Information Obligations

Notwithstanding any specific provisions in this Agreement relating to reporting requirements, the Agent will within the scope of its appointment:

24.4.1	promptly upon receipt notify each of the Lenders affected thereby of any material information and notice received by it from the Borrower, any of its Shareholders or any of the Advisers and will, to the extent it has obtained a sufficient number of photocopies from the Borrower, any of its Shareholders or such Adviser, supply photocopies of relevant documents to the Lenders;

24.4.2	promptly notify each of the Lenders of the occurrence of an Event of Default or any default by the Borrower, any of its Shareholders or any other party in the performance of or compliance with its respective obligations under this Agreement and the other Transaction Documents of which the Agent has received notice from a party to this Agreement or any of the Advisers in accordance with this Agreement.

24.5	Compliance with Legal Provisions

Nothing in this Agreement obliges the Agent to do anything which would or might in its opinion be contrary to the law of any relevant jurisdiction or render it liable to any person, and the Agent may do anything which in its opinion is necessary to comply with any such law.

24.6	Advisers

The Agent may retain and pay for the advice or services of any of the Advisers or any expert whose advice in its opinion is necessary or appropriate and rely upon any advice so obtained and shall not be liable to any of the parties hereto or to any of the Lenders for any of the consequences where such reliance is in good faith.

24.7	Liability

Neither the Agent nor the Arranger nor any of their respective directors, officers, employees or agents will be liable for any action taken or omitted by it, him or them under or in connection with this Agreement, the Security Agreements, the Shareholders’ Undertaking Agreement or any other Transaction Document and any related documentation except, notwithstanding any other provision of this Agreement, to the extent of its, his, or their gross negligence, wilful misconduct or bad faith.

24.8	Agency

The Agent will in performing its functions and duties under this Agreement, the Security Agreements, Shareholders’ Undertaking Agreement and any other

Transaction Document solely act as the agent of the Lenders and will not assume or be deemed to have assumed any obligation as agent or otherwise for the Borrower or any of its Shareholders, except as specifically stated herein or in any other Transaction Document. The Agent will have no liability or responsibility to the Borrower or any Lender in connection with any failure or delay in performance or breach by any Lender or Lenders (other than the Agent in its capacity as a Lender) or the Borrower of any of its obligations under this Agreement, the Security Agreements, the Shareholders’ Undertaking Agreement or any other Transaction Document.

24.9	No Verification Duties

Neither the Agent nor the Arranger will be responsible for or obliged to verify:

24.9.1	the accuracy and/or completeness of any statements, representations or warranties made in or in connection with this Agreement, the Security Agreements, the Shareholders’ Undertaking Agreement or any other Transaction Document;

24.9.2	for any information given to any of the Lenders in respect of the Borrower or any matter relating to the Facility (including, without limitation, the Information Memorandum);

24.9.3	the recoverability of any of the sums due or to become due under this Agreement;

24.9.4	any failure, omission or defect in perfecting any Security, or the enforceability or value of any Security; or

24.9.5	the legality, validity, effectiveness, adequacy or sufficiency of this Agreement, the Security Agreements and the other Financing Documents.

24.10	Transaction Analysis

Each Lender acknowledges that it has made its own analysis of this transaction (including, without limitation, all agreements entered into in connection with this Agreement) without relying on the Agent or the Arranger and based on such information as it has deemed appropriate, and has reached its decision to enter into this Agreement based on its own investigations, and that it will continue to make its decisions in taking or not taking action under this Agreement based on such investigations as it shall deem appropriate. Each Lender hereby confirms that it does not have any objections against any agreements entered into in accordance with this Agreement.

24.11	Instruction by Majority Lenders

In the exercise of any right or power and in relation to any matter not expressly provided for by this Agreement, the Security Agreements, the Shareholders’

Undertaking Agreement or any other Transaction Document the Agent may act (or refrain from acting) in accordance with the instructions of the Majority Lenders to be given by the Lenders within ten (10) Business Days of the Lenders having received a respective request from the Agent and will be fully protected in so doing, except to the extent of its own gross negligence, wilful misconduct or bad faith. In the absence of such instructions being given, or if the Agent were not provided with security satisfactory to it, whether by way of payment in advance or otherwise, against any liability or loss which it may incur in taking any proceedings or action in connection with this Agreement, the Security Agreements, the Shareholders’ Undertaking Agreement or any other Transaction Document, then the Agent may act (or refrain from acting) as it thinks fit provided that it shall only take action while the above period for the issue of instructions is running if it determines that there is an urgent need to do so.

24.12	Indemnity

Each Lender will indemnify the Agent and the Arranger on demand from and against any and all liabilities, losses, damages, costs and expenses of any kind or nature whatsoever including any VAT thereon which the Agent or the Arranger may incur other than by reason of its own gross negligence or wilful misconduct in acting in its respective capacity as Agent or Arranger. Such indemnification will be made rateably in proportion to each Lender’s Commitment.

24.13	Same Rights and Liabilities, Business with the Borrower

In relation to its participation in the Facility which the Agent or any Lender and/or the Arranger will or may have from time to time, each of them will have the same rights, liabilities and powers under this Agreement as though it had not assumed such capacity. The Agent, the Arranger or any Lender or any of their respective associated companies may engage in any kind of business with the Borrower or any of their respective associated companies as if it were not the Agent, a Lender or, as the case may be, the Arranger.

24.14	Designation of New Office

Subject to Clause 24.5 (Compliance with Legal Provisions), the Agent may from time to time by giving notice to the Borrower and the Lenders designate an office or branch different from that acting at the time of giving notice, from which its duties under this Agreement will be performed thereafter provided that the Borrower will not be obligated to pay any fees, taxes or other costs or expenses to the extent the same would not have been payable in the absence of such designation.

24.15	Resignation

The Agent may resign at any time its appointment under this Agreement by giving written notice thereof to the other parties hereto, and the Agent may be removed from its position under this Agreement by the Majority Lenders giving written notice to that effect to the Borrower and the Agent. Any such resignation or removal shall take effect upon the notification of the acceptance of the appointment by the successor in its respective position in accordance with Clause 24.16 (Appointment of Successor).

24.16	Appointment of Successor

In the event of a resignation or removal of the Agent, the Majority Lenders will be entitled to appoint a successor in the position, upon agreement of the Borrower. If no such successor has been appointed within 30 days from the notice of resignation or notice of removal then the Agent will be entitled, upon agreement of the Borrower, to appoint any reputable and experienced bank or other financial institution as its successor.

24.17	Acceptance of Appointment

The acceptance of the appointment will be notified by any Lender being appointed for such purpose by the Majority Lenders to the Agent and upon such notification the relevant successor will succeed to and become vested with all rights, powers, privileges and duties of its predecessor. The resigning or removed Agent will do all such things as may be necessary to give effect to the succession and will thereupon be discharged from its duties and obligations under this Agreement (except for those under Clause 24.7 (Liability)), but shall continue to benefit from the provisions of this Clause 24.7 (Liability) in respect of any actions or omissions taken in its capacity as Agent. Such discharges do not exempt the Borrower from any of its liabilities.

24.18	Arranger

The Arranger has no duties or responsibilities whatsoever in connection with the operation or administration of the Facility.

24.19	Facility Office

The Agent may assume that the Facility Office or, as the case may be, each Facility Office of each Lender is that identified in Schedule 5 (Lenders and Commitments) (or, in the case of a transferee, at the end of the Transfer Certificate to which it is a party as transferee) until it has received from such Lender a notice designating some other office of such Lender to replace any such Facility Office, and the Agent may act upon any such notice until the same is superseded by a further such notice.

24.20	Missing Communication

The Agent may, if it is unable to obtain instructions or communicate with a Lender after making reasonable attempts to do so, either refrain from acting as Agent on behalf of such Lender or take such action on behalf of such Lender as it in its absolute discretion deems appropriate, and shall not be liable to such Lender as a result of any such action or inaction.

24.21	Majority Lenders’ Decisions

To the extent not otherwise stated in the Financing Documents, all amendments, consents and waivers under the Financing Documents may be given by the Agent acting on the direction of the Majority Lenders. Any changes in maturity, amounts payable, size of Commitments, the definition of Majority Lenders and this Clause 24.21 will, however, require unanimity of all Lenders.

25.	ADVISERS

25.1	The resignation or dismissal of an Adviser will be in accordance with its respective mandate.

25.2	Subject to the terms of the relevant mandate the Agent or the Arranger, as the case may be, will, if so instructed by the Majority Lenders cancel the appointment of an Adviser.

25.3	If the mandate of an Adviser is terminated prematurely for whatever reason, the Agent will, with the consent of the Majority Lenders and with the consent of the Borrower, appoint a successor at terms and conditions which are as similar to the terms and conditions on the initial mandate as is reasonably practical, and in such a manner that the duties of the relevant Adviser are continuously performed.

25.4	The Borrower hereby consents to the appointment of the Technical Adviser and the Wood Supply Adviser until six (6) months after Acceptance upon the expiry of its existing mandate.

26.	FEES

26.1	Commitment Fee

From the date of signing of this Agreement the Borrower will pay to the Lenders quarterly in arrears on each 31 March, 30 June, 30 September and 31 December on the undrawn portion of each Tranche a commitment fee to be calculated at the following rates:

Tranche A:	0.375 % per annum
Tranche B:	0.250 % per annum
Tranche C:	0.375 % per annum
Tranche D1:	0.375 % per annum
Tranche D2:	0.375 % per annum
Tranche E:	0.375 % per annum

26.2	Arranging Fee

The Borrower will pay to the Arranger an arranging fee in accordance with the Fee Letter.

26.3	Agency Fee

The Borrower will pay to the Agent an agency fee in accordance with the Fee Letter.

26.4	Federal Guarantee Fee

The Borrower will pay to the Federal Guarantor a guarantee fee on each 1 April and 1 October. The guarantee fee will be calculated for each half year starting at these dates at a per annum rate of 0.25 % of the amount guaranteed by the Federal Guarantor at those dates and is payable to PWC (account number: 3015112, sort code: 300 500 00 with Westdeutsche Landesbank, Girozentrale) by making reference to the State Guarantee number. An amount of 0.25 % of the maximum guaranteed amount is due and payable by the Borrower in accordance with the grading granted by the Federal Guarantor. The Borrower will promptly inform the Agent of any payments made pursuant to this Clause 26.4 (Federal Guarantee Fee).

26.5	State Guarantee Fee

The Borrower will pay to the State Guarantor a guarantee fee on each 1 April and 1 October. The guarantee fee will be calculated for each half year starting at these dates at a per annum rate of 0.25 % of the amount guaranteed by the State Guarantor at those dates and is payable to PWC (account number: 3015112, sort code: 300 500 00 with Westdeutsche Landesbank, Girozentrale) by making reference to the State Guarantee number. An amount of 0.25 % of the maximum guaranteed amount is due and payable by the Borrower in accordance with the sliding scale granted by the State Guarantor. The Borrower will promptly inform the Agent of any payments made pursuant to this Clause 26.5 (State Guarantee Fee).

26.6	VAT

Any fee referred to in this Clause 26 (Fees) is exclusive of any VAT or other tax which might be chargeable in connection with that fee.

27.	COSTS AND EXPENSES

27.1	Transaction Expenses

The Borrower will, from time to time on demand of the Agent, reimburse the Agent, the Security Agent and the Arranger for all reasonable external costs and expenses properly incurred (including travel and out-of-pocket expenses, notarial fees, the reasonable fees for the Advisers and counsel to the Agent and related expenses) on a full indemnity basis together with any VAT thereon incurred by them in connection with:

(a)	the carrying out of all due diligence enquiries and searches in connection with the Transaction Documents;

(b)	the negotiation, preparation and execution and translation of each of the Financing Documents and if any such party is involved in the negotiation of any Project Contract, the relevant Project Contract;

(c)	the completion and performance of the transactions contemplated in the Transaction Documents;

(d)	the activities of PWC pursuant to Clause 21.1.17 (Compliance with Conditions for State Guarantee and Government Grants);

(e)	any initial syndication (excluding any legal counsel’s fees of any transferee under the syndication);

(f)	the conduct of any audits; or

(g)	any exercise or attempted exercise of any right, power or remedy under any Financing Document or any failure to exercise any right, power or remedy except where that failure is due to the wilful misconduct or gross negligence of, as the case may be, the Arranger, the Agent or the Security Agent;

in each case subject to the terms of any agreement then made by the Borrower and the Agent relating to such costs and expenses.

27.2	Preservation and Enforcement of Rights

The Borrower will, from time to time on demand of the Agent reimburse the Lenders, the Agent, the Security Agent and the Arranger for all reasonable costs and expenses (including reasonable legal fees) on a full indemnity basis together with any VAT thereon incurred by them in connection with the preservation and/or enforcement of any of the rights of the Agent, the Security Agent or the Lenders under the Financing Documents and any document referred to in the Financing Documents.

27.3	Registration Fee

The Borrower will pay all registration and other fees to which the Financing Documents, any other document referred to in the Financing Documents or any judgment given in connection therewith is or at any time may be subject and shall, from time to time on demand of the Agent, indemnify the Lenders, the Agent and the Security Agent against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such fees.

27.4	Amendment Costs

If the Borrower requests any amendment, waiver or consent then it will, within five (5) Business Days of demand by the Agent, reimburse the Lenders for all reasonable external costs and expenses (including reasonable legal fees of one law firm for the Lenders selected by the Agent) together with any VAT thereon incurred by such Lender in responding to or complying with such request.

law firm for the Lenders selected by the Agent) together with any VAT thereon incurred by such Lender in responding to or complying with such request.

27.5	Lenders’ Liabilities for Costs

If the Borrower fails to perform any of its obligations under this Clause 27 (Costs and Expenses), each Lender will, in proportion to its aggregate participation in the Advances (or, if no Advances have been made, the Facility) for the time being (or, if the Advances have been repaid in full, immediately prior to the final repayment), indemnify the Agent (or as the case may be the Security Agent) against any loss incurred by it as a result of the failure and the Borrower will immediately reimburse each Lender for any payment made by it pursuant to this Clause 27.5 (Lenders’ Liabilities for Costs).

28.	INDEMNITY AND BREAKAGE COSTS

28.1	Indemnity

The Borrower undertakes to indemnify the Lenders, the Agent and the Security Agent, except where any such costs, loss, expense or liability results from a Lender’s, the Agent’s and the Security Agent’s gross negligence, wilful default, bad faith or the breach of any of a Lender’s, the Agent’s and the Security Agent’s obligations under the Financing Documents against:

28.1.1	any reasonable cost, claim, loss, expense (including reasonable legal fees) or liability together with any VAT thereon, which it may sustain or incur as a consequence of the occurrence of any Event of Default or any default by the Borrower in the performance of any of the obligations expressed to be assumed by it in any of the Transaction Documents; and

28.1.2	any reasonable cost or loss it may suffer as a result of any claim or proceeding against it relating to its involvement in the transactions contemplated hereby or any use of the proceeds of the Facility.

28.2	Breakage Costs

28.2.1	If:

(a)	any payment is made otherwise than on the last day of an Interest Period applicable thereto;

(b)	any other payment is made otherwise than on the due date therefore;

(c)	any Advance requested cannot be made because the Borrower has failed to fulfil a condition precedent; or

(d)	the Borrower refuses to accept a requested Advance,

then the Borrower will pay to the Agent for the account of each Lender to which such payment is made or who participated in the Advance requested, such additional amount as the relevant Lender may reasonably certify as being necessary to compensate it for any loss (excluding however the Margin) or expense incurred on account of funds borrowed, funds contracted for or utilised to fund its participation in the amount so paid or the Advance so requested, which it has suffered or incurred as the result of such amount not having been paid on the last day of such Interest Period or on its due date or the Advance not having been disbursed or accepted, as the case may be.

28.2.2	The Borrower will pay to the Agent for the account of the Hedging Counterparty to which such payment is made, such additional amount as the Hedging Counterparty may reasonably certify as being necessary to compensate it for any loss or expense arising as a result of the termination, in whole or in part, of any Hedging Agreement entered into in relation to any amounts cancelled or prepaid hereunder.

29.	SET-OFF

Each Lender may set off any matured obligation owed by the Borrower under this Agreement against any obligation owed by the Lender to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of set-off.

30.	PRO-RATA SHARING

30.1	If at any time the proportion received or recovered by any Lender by way of set-off or otherwise (other than through the Agent in accordance with Clause 9 (Payments)) in respect of its portion of any amounts due from the Borrower to the Lenders under this Agreement is greater than the proportion thereof which the Lender would have received through the Agent if distributed in accordance with Clause 9 (Payments) (the difference between the amount received or recovered (after deduction of any costs incurred by the Lender in connection with such receipt or recovery) by the Lender and the amount which the Lender would have received or recovered had the recovery been received through the Agent if distributed in accordance with Clause 9 (Payments) hereinafter called the “Excess Amount”), then:

30.1.1	such Lender will promptly notify the Agent and pay to the Agent an amount equal to the Excess Amount within three (3) Business Days of such notification;

30.1.2	the Agent will account for such payment to the Lenders (excluding the Lender having received the Excess Amount) as if it were a payment by the Borrower on account of the sum owed to the Lenders under this Agreement; and

30.1.3	the liability of the Borrower to the Lenders will be adjusted in accordance with the distribution of the Excess Amount among the Lenders,

provided that:

(a)	if the Excess Amount or any part thereof thereafter has to be repaid to the Borrower by the Lender having received the Excess Amount, each of the Lenders will repay to the Agent for the account of such Lender such proportion of the amount received by it out of the Excess Amount (plus any interest legally demanded by the Borrower in respect of such proportion) as corresponds to the proportion of the Excess Amount which has to be repaid by the relevant Lender to the Borrower; and

(b)	sums recovered as a result of litigation started by a Lender to enforce its rights under this Agreement and resulting in an Excess Amount will only be shared with all Lenders other than Lenders which were aware of such litigation and did not join in such litigation without being legally prevented from doing so.

31.	ASSIGNMENTS AND TRANSFERS

31.1	Assignments and Transfers by the Borrower

The Borrower is not entitled to assign or transfer all or any of its rights, benefits and obligations under the Financing Documents.

31.2	Assignments and Transfers by the Lenders

31.2.1	Each of the Lenders (a “Transferor”) may at any time assign all its rights and benefits under this Agreement or transfer its rights and obligations under this Agreement in whole or in part to members of the European Central Bank System, banks, financial service providers, financial institutions, insurance companies, institutional investors, funds, pension funds, public pension schemes and similar institutions (a “Transferee”) subject to Clause 31.2.2 and any such transfer will comprise a pro rata share of the entirety of the Transferor’s rights and obligations in relation to this Agreement. Participations in any disbursement of an Advance may not be transferred independently from corresponding participations in Commitments.

31.2.2	A transfer will only be permissible:

(a)	if the amount of the Commitment and/or Advance, as the case may be, under the Facilities which is transferred is not less than EUR 10 million applied rateably across the Tranches and in any particular Tranche rateably between the Transferor’s share in each outstanding Advance thereunder and its undrawn Commitment in relation thereto;

(b)	with the consent of the Borrower, such consent not to be unreasonably withheld provided that consent will not be required if such transfer is made to an affiliate (belonging to the same group of companies within the meaning of § 18 AktG) of a Lender or to another Lender provided there are no adverse tax or other detriments (e.g. Germany’s thin capitalisation rules, § 8a KStG) to the Borrower; and

(c)	following such transfer the circumstances envisaged in Clauses 12 (Illegality) or 13 (Increased Costs) would neither apply, nor reasonably be expected to apply and the Borrower would not have, and would not reasonably be expected to have, any obligations under Clause 14.1.2 (Taxes).

31.2.3	A transfer will only become effective upon execution by the Transferor and the Transferee and countersignature by the Agent of a transfer certificate in the form of Schedule 12 (Transfer Certificate) (the “Transfer Certificate”) or, if later, at the time specified in the Transfer Certificate and the payment by the Transferee of a transfer fee of EUR 1,000. Upon the transfer becoming effective, and for such part of the Transferor’s rights and obligations, as is transferred, the Transferor shall be released from its obligations under the Financing Documents and all other related documentation, and its rights and obligations under such documents shall transfer to and vest in the Transferee provided that it will be the sole responsibility of the Transferee to ensure that any additional action which may be required for securing the valid transfer to it of any rights in respect of Security is taken.

31.2.4	The Transferor will give prompt notice of any proposed transfer to the Agent who will promptly inform the Borrower.

31.2.5	The Agent will promptly inform the Borrower of any perfected transfer.

31.2.6	The Borrower will undertake all reasonable efforts to assist the Arranger in all acts in connection with a syndication pursuant to this Clause 31.2 (Assignments and Transfers by the Lenders).

31.2.7	The Guarantors must consent to any transfer by the Lenders provided that consent shall not be required if the transfer is to a credit institution or branch of a credit institution within the European Union and the Transferor assumes the Transferees’ rights and obligations under the Financing Documents on a fiduciary basis.

31.3	Disclosure of Information

The Agent may disclose to any actual or potential assignee, participant or Transferee or to any person who may otherwise enter into contractual relations with such bank or financial institution in relation to any of the Financing Documents such information about the Borrower or such details of the Project Contracts as the Agent considers appropriate provided that such person has executed and delivered to the Borrower a confidentiality undertaking reasonably satisfactory to the Borrower. The Agent will not in any way be liable or responsible for such information not being kept confidential by such proposed assignee, participant or Transferee or other person if a reasonable confidentiality undertaking was obtained prior to such disclosure.

32.	SUB-PARTICIPATIONS

32.1	Each Transferor may, in accordance with standard banking practices, grant at any time sub-participations with respect to all or any part of its rights and claims under this Agreement to Transferees and may make dispositions with respect to such rights and claims.

32.2	Clauses 31.2.4, 31.2.7 (Assignment and Transfers by the Lenders) and 31.3 (Disclosure of Information) apply mutatis mutandis.

33.	CALCULATIONS AND EVIDENCE OF DEBT

33.1	Basis of Accrual

Unless otherwise provided, interest and Fees payable per annum will accrue from day to day and be calculated for the actual number of days elapsed and on the basis of a year of 360 days.

33.2	Prima Facie Evidence

33.2.1	In any legal action or proceeding arising out of or in connection with this Agreement, the entries made in the accounts maintained with the Agent and/or the Lenders are, in the absence of manifest error, prima facie evidence of the existence and amounts of the specified obligations of the Borrowers.

33.2.2	A certificate of and determination by the Agent, Security Agent or a Lender as to the interest rate and amounts owed under the Financing Documents are, in the absence of manifest error, prima facie evidence of the existence and amounts of the specified obligations of the Borrower.

34.	NON-APPLICABILITY OF § 181 BGB

§ 181 BGB does not (to the extent legally permissible) apply to any authorisation the Borrower gives to the Arranger, Agent, Security Agent and Lenders. A Finance Party which is barred by its constitutional documents or bylaws from granting such exemption shall notify the Agent accordingly.

34.1	Each of the Agent and the Security Agent is entitled to administer the business of the consortium of Lenders in the name and for the account of each Lender. For this purpose, each Lender hereby grants power of attorney to each of the Agent and the Security Agent to submit and accept any declarations in connection with this Agreement and releases the Agent and the Security Agent (to the extent legally permissible) from the restrictions contained in § 181 BGB. If, and to the extent, a release from the restrictions contained in § 181 BGB is legally impossible, the relevant Lender shall promptly notify the Agent and the Security Agent thereof and shall ratify all acts of the Agent and the Security Agent which fall into the scope of § 181 BGB immediately without notice.

35.	FORM REQUIREMENTS AND AMENDMENTS

35.1	No oral agreements (Nebenabreden) have been made.

35.2	Any modification or amendment of this Agreement, including this Clause, and any waiver by the Agent or any of the Lenders of its rights under this Agreement, must be made in writing.

35.3	Any modification or amendment of this Agreement needs the Guarantors’ consent.

36.	CONDITIONS OF THE STATE GUARANTEE

The conditions of the State Guarantee as set out in Schedule 10 (State Guarantee) are incorporated in this Agreement, even if they are not explicitly provided for in this Agreement. In the case of any discrepancies between the conditions of the State Guarantee and the terms of this Agreement, the former will apply.

37.	REMEDIES AND WAIVERS, CUMULATIVE RIGHTS, PARTIAL INVALIDITY

37.1	Remedies and Waiver

No failure to exercise, nor any delay in exercising, on the part of the Lenders, any right or remedy under any Financing Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.

37.2	Cumulative Rights

The rights and remedies provided in the Financing Documents are cumulative and not exclusive of any other rights and remedies provided in the Financing Documents or by law.

37.3	Partial Invalidity

Should any provision of this Agreement be invalid or unenforceable, in whole or in part, or should any provision later become invalid or unenforceable, this shall not affect the validity of the remaining provisions of this Agreement. In lieu of the invalid or unenforceable provision another reasonable provision shall apply, which as far as legally possible comes as close as possible to the intention of the contracting parties, or to what would have been their intention, in correspondence with the spirit and the purpose of this Agreement, had the parties upon entering into this Agreement taken into consideration the invalidity or unenforceability of the respective provision. The same shall apply mutatis mutandis to fill possible gaps in this Agreement.

38.	NOTICES

38.1	Communications in Writing

Each communication to be made by the parties hereto under this Agreement or any other Financing Document that does not contain a provision comparable to this Clause 38.1 will be made in writing and, unless otherwise stated, will be made by fax, letter or e-mail. Each communication will be in German or English.

38.2	Addresses

Any communication or document to be made or delivered by the parties hereto pursuant to this Agreement or to any other Financing Document that does not contain a provision comparable to this Clause 38.2 will (unless the recipient of such communication or document has, by fifteen (15) days’ written notice to the Agent, specified another address or fax number) be made or delivered to the address set out below:

(a)	to the Borrower:

Zellstoff Stendal GmbH

Goldbecker Strasse 1

D – 39596 Arneburg

attn.: Dr. Niklaus Grünenfelder

Tel.:	+49 – (0) 39321 – 55150
Fax.:	+49 – (0) 39321 – 55129

(b)	to the Arranger:

UniCredit Bank AG

Arabellastrasse 14

D – 81925 München

attn.: Ruth Schneider

Tel.:	+49 – 89 378 26963
Fax:	+49 – 89 378 3326963

(c)	to the Agent and/or Security Agent:

UniCredit Bank AG

Arabellastrasse 14 (MFL3LA)

D – 81925 München

attn.: Loans Agency

Tel.:	+49 – 89-378 25460
Fax:	+49 – 89 378 41517

(d)	to the Lenders:

to the contact addresses mentioned in Schedule 5 (Lenders and Commitments).

38.2.2	Communications or documents addressed to PWC in connection with this Agreement or any other Financing Document, not containing a provision corresponding to this Clause 38.2, shall be addressed to it at:

PWC, PricewaterhouseCoopers AG

Lise-Meitner Strasse 1

D-10589 Berlin

attn.: Ursula Putz

Tel.:	+49 – (0) 30 – 2636 – 1346
Fax.:	+49 – (0) 30 – 2636 – 1221

38.3	Delivery

Any communication or document to be made or delivered by one person to another pursuant to the Financing Documents will (if by way of fax) be deemed to have been received when transmission has been completed and evidenced by a positive transmission statement (and, if such date is not a Business Day or if transmission is completed after 5.30 p.m. in the place of receipt on a Business Day, will be deemed to have been received on the next Business Day) or (if by way of letter) deemed to have been delivered when left at that address or, as the case may be, ten days after being deposited in the post postage prepaid in an envelope addressed to it at that address, provided that any communication or document to be made or delivered to the Agent will be effective only when received by its agency division and then only if the same is expressly marked for the attention of the department or officer identified with the Agent’s signature below (or such other department or officer as the Agent shall from time to time specify for this purpose).

39.	GOVERNING LAW

This Agreement will be governed by, and construed in accordance with, the laws of the Federal Republic of Germany.

40.	JURISDICTION

The exclusive place of jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes which may arise out of or in connection with this Agreement is Munich. The Lenders, the Agent and the Security Agent may, however, also commence proceedings before any other court in which assets of the Borrower are located. Mandatory places of jurisdiction remain unaffected.

41.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, all of which taken together constitute one and the same instrument.

SCHEDULE 1

Drawdown Request

[Borrower’s Letterhead]

To:	Bayerische Hypo- und Vereinsbank AG
Attn: Loans Agency

Telefax: +49 – 89 – 378 – 41517

Date: [            ]

We refer to the EUR 827,950,000 facility agreement dated August 26, 2002 whereby a facility has been made available to Stendal Zellstoff GmbH by [a group of banks] on whose behalf Bayerische Hypo- und Vereinsbank AG is acting as agent in connection therewith (such agreement as from time to time amended being referred to herein as the “Facility Agreement”). Terms defined in the Facility Agreement shall have the same meanings herein unless specified otherwise herein.

Pursuant to Clause 3.1 of the Facility Agreement, we hereby request the following drawdown under

☐	Tranche A
☐	Tranche B:
		☐	Sub Tranche B1
		☐	Sub Tranche B2
		☐	Sub Tranche B3
		☐	Sub Tranche B4
☐	Tranche C
☐	Tranche D1
☐	Tranche D2
☐	Tranche E

of the Facility Agreement:

Draw down Date:

Interest Period:

Amount of Advance: EUR

The Advance will be used for the following specific purposes:

Tranche A:	[Project Construction Costs, Development Costs], in particular

An amount of EUR [—] hereof are Post-Acceptance Costs regarding Project Construction Costs.

Tranche B[1, 2, 3]:	[Financing Costs, start-up costs as well as construction costs and development costs which are not financed under Tranche A], in particular

Tranche B4:	Working Capital Costs of Borrower, in particular

An amount of EUR [—] hereof are Post-Acceptance Costs.

Tranche C:	Funding of the Debt Service Reserve Account

Tranche D1:	Financing of Project Construction Costs, in particular

Tranche D2:	Financing of Cost Overruns/shortfall in Government Grants post Acceptance/prepayment of Tranche A for EU-Equity Test, in particular

Tranche E:	[Bridge Financing of costs in relation to the Project for which Government Grants are to be received, recoverable VAT payments on Project Construction Costs], in particular

The amount of the Advance shall be credited to the Disbursement Account.

We hereby confirm that

1.	the representations and warranties pursuant to Clause 16.1 (Representation and Warranties) of the Facility Agreement are correct as at the date hereof and will be correct immediately after the Advance is made;

2.	no Event of Default or Potential Event of Default as set out in Article 21 of the Facility Agreement has occurred and is continuing or might result from the making of the Advance;

3.	no Material Adverse Effect has occurred and is continuing;

4.	Assurance of Overall Financing is still fulfilled;

5.	the drawdown conditions for the requested Advance have been met [unless otherwise waived pursuant to Clause 3.3.2 (Drawdown Conditions) of the Facility Agreement].

Zellstoff Stendal GmbH

by:

SCHEDULE 2

Conditions for the First Drawdown

The following documentation and information in form and substance satisfactory to the Agent has been received by the Agent:

1.	A certified and up-to-date copy of the commercial register extract and the articles of association of the Borrower, RWE-IN, ALTMARK INDUSTRIEPARK AG, MFC IH, Mercer International and SP Holding.

2.	A copy of the corporate authorisations and/or shareholder resolutions of the Borrower relating to the execution, delivery and performance of all Financing Documents to which it is a party.

3.	A certified copy of the Secretary Certificates of the Corporate Secretary of Mercer International:

(a)	authorising the execution, delivery and performance of all Financing Documents to which Mercer International is a party as approved by Mercer International’s board of trustees; and

(b)	setting out the names and signatures of the authorised signatories for the signing of such documents duly certified to be true and correct.

4.	Specimen signatures of the persons authorised to sign the Financing Documents and notices thereunder.

5.	Original executed copies of the Transaction Documents, in each case, in full force and effect (with respect to the Hedging Agreements, however, only the agreement for the interest rate swaps) other than:

(a)	in the case of the Transaction Documents, which will be concluded or be in full force and effect upon first drawdown hereunder and

(b)	in the case of the EPC Contract, which will be in full force and effect upon the payment of the down payment under the EPC Contract,

together, in each case, with any necessary notices of assignment and acknowledgements thereof in form and substance acceptable to the Agent, registrations (save for the land charges to be created) etc in each case, in full force and effect.

6.	Evidence that the Shareholders have paid into the Disbursement Account the following funds:

(a)	EUR 14,744,354 in the form of equity in respect of a subscription for Share Capital; and

(b)	EUR 37,520,412 million in the form of Shareholder Loans,

and have made Shareholder Loans in the amount of EUR 17,735,234.

7.	Evidence that the Government Grants for the Project as contemplated in the Investment and Financing Plan in an amount of not less than EUR 274,7 million are available of which EUR 109,2 will be given as direct grants (GA-Zuschuss (Investment Incentives)) by the State of Saxony-Anhalt and the Agent is satisfied that EUR 165,5 million as Investitionszulagen (Tax Grants) by the Federal Republic of Germany will be granted, both approved by EU notification, for the Project in favour of the Borrower.

8.	A copy of the EU-Decision the contents of which is satisfactory to the Agent and its legal advisors.

9.	The audited Financial Model and the agreed Base Case and the model auditors’ report thereon as well as the Investment and Financing Plan.

10.	Provision of the Amortisation Schedule.

11.	The Project Budget in accordance with the Financial Model setting out all costs over the Construction Phase.

12.	Execution by the parties thereto of the letter setting out the Hedging Strategy.

13.	Uncontested (nicht angefochten) official approval of the subsidies (Fördermittelzuwendungsbescheid) to be granted by the State of Saxony-Anhalt to the city of Arneburg with respect to infrastructure measures.

14.	Evidence from RWE-IN satisfactory to the Agent that such part of the Owner’s Scope in relation to the EPC Contract required to have been completed prior to first drawdown has been fulfilled.

15.	All Authorisations required for the Project and the performance of the Borrower’s obligations under the Transaction Documents required as of the first Drawdown Date as contemplated by Clause 16.1.6 (Authorisations) have been obtained.

16.

Written confirmation by the Borrower that the official approval of the plan (Planfeststellungsbeschluß) has not been contested (nicht angefochten) and all Authorisations required for the Project and the performance of the Borrower’s obligations under the Transaction Documents required as of the first Drawdown Date as contemplated by Clause 16.1.6 (Authorisations) have been obtained. The

Borrower will further present copies of the official approval of the plan (Planfeststellungsbeschluß) and the other Authorisations required for the Project and the performance of the Borrower’s obligations under the Transaction Documents required as of the first Drawdown Date as contemplated by Clause 16.1.6 (Authorisations).

17.	Written confirmation from the Technical Adviser and the Wood Supply Adviser and an auditor acceptable to Agent that the Development Costs are reasonable.

18.	Delivery of final reports from the Technical Adviser and the Wood Supply Adviser and the Pulp Market Adviser satisfactory to the Agent.

19.	Delivery of plan concepts prepared by the Borrower regarding wood supply, logistics (and sales).

20.	Presentation of wood supply Letters of Intent (LOI) covering, together with own procured volumes, 1.25x the required wood volume of 3 Mio. m3.

21.	Report by the Insurance Adviser containing, inter alia, the confirmation that the insurances entered into are satisfactory.

22.	Brokers’ letter(s) of undertaking, insurance cover notes and agreed draft policy wordings satisfactory to the Insurance Advisor.

23.	Presentation of clearance letter by the German Federal Cartel Office (Bundeskartellamt) concerning a positive decision on the capital increase in the Borrower.

24.	The most recent audited financial statements of the Borrower.

25.	The most recent audited accounts of each of the Sponsors and Shareholders.

26.	Written confirmation by Kvaerner plc that, vis-à-vis the Borrower, it only has one claim in the amount of EUR 478,687, by Thyssen Rheinstahl Technik Projektgesellschaft mbH that it only has claims in the amount of EUR 2,648,000 (compensation payment) and EUR 570,646 for ancilliary costs for the provision of funds by Thyssen Rheinstahl Technik GmbH and its successor Thyssen Rheinstahl Technik Projektgesellschaft mbH to the Borrower in connection with the purchase of the Site.

27.	Written confirmation by RWE-IN that the profit loss transfer agreement between RWE AG and RWE Solutions AG dated 27/29 June 2000 is in full force and effect at Financial Close.

28.	Evidence that all real estate necessary for the construction of the Project has been acquired and is free of any right of third parties (save under that certain site lease agreement dated 16 May 2002 and made between the Borrower and ALTMARK INDUSTRIEPARK AG and except for Permitted Encumbrances) which may interfere with the Project as contemplated in the Financing Documents.

29.	Delivery of the confirmation by the local office of archeology (Landesamt für Archäologie) declaring that the excavations on locations 1 to 4 as set out in Schedule 17 (Archeological Sites) have been finalised.

30.	All Advisers fees and amounts payable hereunder have been paid in full or will be paid in full out of the first Advance.

31.	Receipt by the Agent of evidence that the proceeds of the first Advance will be used, inter alia, to repay indebtedness of the Borrower to Dresdner Bank AG; to Kvaerner plc in the amount of EUR 478,687; to Thyssen Rheinstahl Technik Projektgesellschaft mbH in the amount of EUR 2,648,000; to ALTMARK INDUSTRIEPARK AG in the amount of EUR 546,794; to RWE-IN in the amount of EUR 1,590,899; and to Thyssen Rheinstahl Technik Projektgesellschaft mbH in the amount of EUR 570,646 for ancilliary costs for the provision of funds by ALTMARK INDUSTRIEPARK AG, RWE-IN and Thyssen Rheinstahl Technik Projektgesellschaft to the Borrower in connection with the purchase of the Site; and for payment of the second instalment of the purchase price to ALTMARK INDUSTRIEPARK AG for the Site.

32.	The Lenders are satisfied in all respects with the construction and operating arrangements for the Project.

33.	Evidence satisfactory to the Agent that SP Holding (on a fully diluted basis) holds at least 63.58 % of the voting rights in the Borrower and has control over the board of directors of the Borrower and that SP Holding is a wholly owned subsidiary of Mercer International.

34.	A legal opinion from Cleary, Gottlieb, Steen & Hamilton with respect to the obligations of Mercer International, SP Holding, ALTMARK INDUSTRIEPARK AG, MFC IH and RWE-IN under the Transaction Documents to which it is a party.

35.	A legal opinion of the Borrower’s legal counsel with respect to the EU-Decision having been validly issued together with a report analysing the risks of an appeal from this decision.

36.	A legal opinion of the Agent’s German legal counsel regarding the transaction in form and substance satisfactory to the Agent.

SCHEDULE 3

General Drawdown Conditions

1.	The Agent has received a duly completed irrevocable Drawdown Request not later than 11:00 a.m. on the fifth (5th) Business Day before the Drawdown Date proposed in the Drawdown Request.

2.	The representations and warranties continue to be true and correct.

3.	No Event of Default or Potential Event of Default has occurred and remains uncured or unwaived or would occur as a result of the making of the Advance to be drawn down.

4.	Neither of the events mentioned in Clauses 5.1.1 and 5.1.2 has occurred.

5.	All terms and conditions of the State Guarantee are met, no event has occurred, as a result of which C&L refuses to allow disbursements under this Agreement and the State Guarantee continues to be valid and in full force and effect.

6.	Certificate by the Insurance Adviser stating that the Project is sufficiently insured in accordance with the construction progress. Such certificate is not needed if the respective insurance company is obliged to inform the Lenders promptly of a termination of any insurance.

7.	The Borrower has:

(a)	paid all due and unpaid fees and expenses due under any of the Financing Documents; or

(b)	instructed the Lenders to deduct the amount of such fees and expenses from the amount of the Advance to be disbursed to the Borrower and the amount of the Advance is sufficient to satisfy all such outstanding fees and expenses.

SCHEDULE 4

Conditions Subsequent

(A)	Wood and Logistic related Issues

6 months after first drawdown	Employment of a wood supply manager satisfactory to the Agent

10 months after first drawdown	Management, in particular a purchasing director and a harvesting manager, in place satisfactory to the Agent

10 months after first drawdown	The wood supply company and the logistic company have been incorporated

10 months after first drawdown	Final company agreement of the wood supply company and the logistic company and final agreements to be entered into between the Borrower and the Permitted Subsidiaries in place and heads of terms regarding the agreements to be entered into between the Borrower and the Permitted Subsidiaries in place

5 months before expected Start-up	Presentation of final agreements, including prices and volume, for 45 % of the required first year volume of about 2.2 mio. m3 of round wood and chips volumes with chips making up at least 20 % of the contracted volume

3 months before expected Start-up	All staff required for the Start-up with regard to the wood supply company and the logistic company has been contracted

2 months before expected Start-up	Wood inventory of 230.000 m3 at the mill or road side

2 months before expected Start-up	Presentation of final agreements, including prices and volume, for 55 % in aggregate of the required first year volume of about 2.2 mio. m3 of round wood and chips volumes with chips making up at least 20 % of the contracted volume

(B)	Pulp production related Issues

4 months after first drawdown	Employment of a Pulp Mill manager satisfactory to the Agent

4 months after first drawdown	Technical plans regarding railroad and natural gas connection in place

10 months after first drawdown	Presentation of final personnel recruitment and training plan

11 months after first drawdown	Employment of senior production, sales and maintenance management

3 months before expected Start-up	Presentation of a detailed production start-up and operation plan showing that the whole corporate structure will be in place for operation

SCHEDULE 5

Lenders and Commitments

Lender	Commitment in Euro

Bayerische Hypo- und Vereinsbank AG	827,950,000
Am Tucherpark 1 (MCS3IN)
D – 80538 München
attn.: Claudia Schmidt
Tel.: +49 –89-378 46740
Fax: +49 –89 378 41518

Total Commitments	827,950,000

SCHEDULE 6

Mandatory Cost Formulae

1.	The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of their functions) or (b) the requirements of the European Central Bank.

2.	On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders’ Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Advance) and will be expressed as a percentage rate per annum.

3.	The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Agent. This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all Advances made from that Facility Office) of complying in respect of Advances made from that Facility Office.

4.	The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent in accordance with the formula set out below (expressed as a percentage rate per annum):

A x 0.01	% per annum.
300

Where A is the rate of charge payable by that Lender to the Financial Services Authority pursuant to the Fees Rules (calculated for this purpose by the Agent as being the average of the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors, ignoring any minimum fee or zero related fee required pursuant to the Fees Rules) and expressed in pounds per £1,000,000 of the Tariff Base of that Lender.

5.	For the purposes of this Schedule:

(a)	“Fee Rules” means the Banking Supervision (Fees) Regulations 2000 or such other law as may be in force from time to time in respect of the payment of fees for banking supervision;

(b)	“Participating Member State” means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union;

(c)	“Special Deposits” has the meanings given to it from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(d)	“Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules; and

(e)	the resulting figure will be rounded to four decimal places.

6.	The Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all parties hereto any amendments or variations which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority and/or the European Central Bank (or, in any case, any other authority which replaces all or any of their functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all the parties hereto.

7.	Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information in writing on or prior to the date on which it becomes a Lender:

(a)	its jurisdiction of incorporation and the jurisdiction of its Facility Office; and

(b)	any other information that the Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Agent in writing of any change to the information provided by it pursuant to this paragraph.

8.	The percentages or rates of charge of each Lender for the purpose of A above shall be determined b the Agent based upon the information supplied to it pursuant to paragraph 7 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender’s obligations in relation to cash ratio deposits, Special Deposits and the Fee Rules are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

9.	The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender pursuant to paragraphs 3 and 7 above is true and correct in all respects.

10.	The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender pursuant to paragraphs 3 and 7 above.

11.	Any determination by the Agent pursuant to this Schedule in relation to the formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all of the parties to this Agreement.

SCHEDULE 7

Security Agreements

1.	First ranking Land Charge by the Borrower in an aggregate amount of EUR 827,950,000 on the Site of the Borrower dated on or about the date hereof whereby the Borrower submits in a separate certificate to the immediate enforcement of judgement concerning the Site in an amount of EUR 60,000,000;

2.	Security Purpose Agreement with regard to the first ranking Land Charge between the Borrower and the Security Agent dated on or about the date hereof as amended;

3.	Security Transfer Agreement as security transfer of equipment (plant or machinery) and as security transfer of all assets of the Borrower on the Secured Site between the Borrower and the Security Agent as of the date hereof as amended;

4.	Global Assignment Agreement (including claims out of pocket and delivery agreements) between the Borrower and the Security Agent dated on or about the date hereof as amended;

5.	Insurance Claims Assignment Agreement between the Borrower and the Security Agent dated on or about the date hereof as amended;

6.	Investment Incentives Assignment Agreement between the Borrower and the Security Agent dated on or about the date hereof as amended;

7.	Account Pledge Agreement between the Borrower and the Security Agent dated on or about the date hereof as amended;

8.	Pledge of Hedging Claims Agreement between the Borrower and the Security Agent dated on or about the date hereof as amended;

9.	Share Pledge Agreement between SP Holding, RWE-IN and MFC IH and the Security Agent dated on or about the date hereof, as amended.

SCHEDULE 8

State Guarantee

SCHEDULE 9

Financing of the Subsidiaries

Structure

Contractual Matrix

•	All pulp sales contracts entered into by ZSG as principal.

•

Up to 50% of the wood will be sourced through the wood supply operating company acting as principal. Contracts for the balance will be entered into by ZSG as principal acting either directly or through the wood supply operating company as its agent.

•	Profit and Loss Transfer Agreement entered into between ZSG and support holding companies.

•	Maximum working capital limited to EUR 12mn down-streamed by ZSG to the support holding companies and, from such companies, to subsidaries.

•

Service agreement entered into between ZSG and wood supply operating company providing for provision of up to 100% of total wood supply requirement. Payment for wood supplied by wood supply operating company only against actual delivery at mill. Average price over any 12 month period not to exceed average market price over similar period as evidenced by contracts entered into by ZSG as principal unless justified by ZSG to the reasonable satisfaction of the Majority Lenders for exceptional reasons (e.g start-up, initial development of new sources of supply etc.).

•

Support holding companies employ all employees except management. Support holding companies will enter into leasing agreements for wood harvesting equipment and trucks with a maximum exposure of EUR 17 mn.

•

Each support holding company enters into a service agreement with its respective operating company pursuant to which it will make available personnel, wood harvesting equipment and trucks against payment of fee covering annual operating / financing costs etc. of such Support Holding Company.

Other Issues

•

Pledge of all bank accounts of Support Holding Companies to secure ZSG debt and of Operating Companies to extent of working capital loans downstreamed to them from time to time from ZSG. The subsidiaries of ZSG shall, however, be entitled, to deposit funds with banks up to an amount of EUR 4,000,000 (in aggregate for the Group) in order to secure bank guarantees or sureties granted by such banks in relation to wood auctions. To this extent, it shall be permissible to grant to the bank issuing such guarantee or surety a first ranking pledge over the respective bank accounts.

•

Direct Agreement (substantially in the form annexed hereto) between ZSG lenders and leasing companies providing that leasing companies cannot terminate leases without giving prior notice to ZSG lenders and not at all if the ZSG lenders “step-in” to the leases making good any existing payment default.

•	The Borrower to deliver to the Agent:

(a)	as soon as possible and no later than ninety (90) days after the close of its financial year (i) the balance sheet, the profit and loss account and the cashflow statement for the subsidiaries in respect of that financial year, audited by a recognised independent firm of accountants with a license to practice in the Federal Republic of Germany as well as a reconciliation of the annual financial statements with the annual budgeted accounts made by the Borrower to include an explanation of all material deviations from the budgeted annual financial statements; and (ii) the corresponding auditing report of the firm of accountants; and (iii) a certificate of such firm of accountants certifying that all business contracts of the Borrower with Related Parties in the relevant financial year have been entered into on conditions not less advantageous to the Borrower than achievable with third parties;

(b)	upon request by the Agent semi-annually unaudited management accounts (with a list of sales and outstanding receivables) and a statement of the board of directors in respect of the development of the subsidiaries.

Annex

THIS DIRECT AGREEMENT is made on [                    ], 200[    ] between

(1)	[LEASING COMPANY] (the “Leasing Company”)

(2)	ZELLSTOFF STENDAL GmbH (“ZSG”)

(3)	ZSG SUPPORT HOLDING COMPANY (“Holding”) and

(4)	UNICREDIT BANK AG (the “Agent”)

WHEREAS

A.	ZSG [will build and operate/has built and operates] a bleached softwood kraft pulpmill located at Arneburg, Saxony-Anhalt, Federal Republic of Germany (the “Mill”).

B.	The Leasing Company has agreed to lease certain [“trucks/harvesters”] (the “Equipment”) to Holding (a wholly-owned subsidiary of ZSG) as more particularly identified in that certain Leasing Agreement dated [ ], 200[ ] (the “Leasing Agreement”) for use in the operation of the Mill.

C.	The Agent is agent for a syndicate of banks who have lent money to ZSG to finance the construction and operation of the Mill.

IT IS AGREED as follows:

1.	The Leasing Company agrees not to take any steps (“Enforcement Steps”) to terminate, rescind or suspend performance of the Leasing Agreement or to repossess or seek to repossess any of the Equipment without first giving not less that 30 days prior written notice thereof to the Agent specifying the amount of any existing payment default under the Leasing Agreement.

2.	If during such 30 day period the Agent or its nominee makes good such payment default and undertakes by notice (a “Step-in-Notice”) to the Leasing Company that it will assume together with Holding responsibility for compliance with the Leasing Agreement from the date of its notice until the date it serves on the Leasing Company a further notice (a “Step-out Notice”) specifying that it will no longer be responsible for such compliance, the Leasing Company undertakes not to take any Enforcement Steps in respect of any default by Holding under the Leasing Agreement which occurred prior to the effective date of the Step-in Notice.

3.	During the 30 day period referred to in Clause 1 and thereafter if the Agent makes good the payment default and serves a Step-in Notice the Leasing

Company shall continue to perform its obligations under the Leasing Agreement. If the Agent does not make good the payment default and serve a Step-in Notice or if having done so it serves a Step-out Notice the Leasing Company may take such action as it thinks fit to enforce its rights against Holding under the Leasing Agreement with effect from the expiry of such 30 day period or, as the case may be, the effective date of the Step-Out Notice

4.	All notices or other communications required or permitted hereunder shall be in writing addressed to the relevant party at its address identified with its signature below or such other address as any party may, by notice to each of the other parties, specify. All notices shall be deemed delivered upon receipt.

5.	This Direct Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany.

6.	The exclusive place of jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of or in connection with this Direct Agreement is Munich. Mandatory places of jurisdiction remain unaffected.

AS WITNESS the hands of the parties

[LEASING COMPANY]		ZELLSTOFF STENDAL GmbH

By:		By:
	Address:		Address:
	Fax No:		Fax No:

UNICREDIT BANK AG		ZSG SUPPORT HOLDING COMPANY

By:		By:
	Address:		Address:
	Fax No:		Fax No:

SCHEDULE 10

Minimum Insurance Schedule

SCHEDULE 10a

Minimum Insurance Operation Period Schedule

OPERATIONAL PHASE INSURANCE

1.	Material Damage All Risks (including Machinery Breakdown)

1.1	The Insured Parties

(a)	Borrower and any Subsidiary Companies;

(b)	The EPC Contractor and/or Contractor’s Suppliers in respect of the EPC Contract and the Contractor and/or Contractor’s Suppliers in respect of the non- ancillary Contracts for the duration of the relevant Defects Liability Periods only;

(c)	Any consultants and suppliers for their site activities only;

(d)	The Independent Engineer;

(e)	The Agent and the Lenders and their technical adviser,

Each for their respective rights and interests.

1.2	The Insured Property

All property comprising the entire Project, including but not limited to: the Plant, Machinery, Rail, Gas, Water and Electrical Interconnections, buildings and their contents, stock, fixtures, fittings and all other property being the Insured’s own or in their custody or control.

1.3	Geographical Limits

Federal Republic of Germany but in respect of temporary removal, Europe and Scandinavia.

1.4	Sum Insured

An amount of EUR 625,000,000 being an amount not less than equivalent to the full replacement value from time to time of the Project (Including an allowance for professional fees, removal of debris) and Customs Duties.

A sub-limit representing the new replacement value of machinery and plant may apply for Machinery Breakdown.

1.5	Indemnity

All risks of physical loss of or damage to any part of the Insured Property from any cause not excluded in the Policy.

1.6	Period of Insurance

From the earlier of the time that: cover expires under Part 1, Paragraph 1 “Construction/ Erection All Risks Material Damage insurance” of this Minimum Insurance Schedule and the date of Start Up and, to be maintained by renewals of the ‘Period of Insurance’, until the full repayment of the loan.

1.7	Main Exclusions

(a)	War, Civil War, etc., including Terrorism (until such time as insurance against acts of Terrorism becomes available in the international market on what the Security Agent accepts to be reasonable commercial terms);

(b)	radioactive contamination;

(c)	Costs incurred arising out of wear, tear, wasting or wearing away, gradual deterioration, rust, oxidation, corrosion or erosion but not consequent damage Wear and Tear and gradual deterioration but this shall not exclude consequent loss or damage;

(d)	Date Recognition Clause;

(e)	Loss of cash, banknotes, treasury notes, money orders, cheques or stamps

(f)	Vehicles licensed for road use.

1.8	Maximum Deductible

Not more than EUR 250,000 each and every loss.

1.9	Main Extensions/Conditions

(a)	Including loss or damage arising from acts of Terrorism, strikes, riots, civil commotion and criminal/malicious damage (except that insurance against acts of terrorism will be excluded until such time as that insurance becomes available in the international market on what the Security Agent accepts to be reasonable commercial terms);

(b)	Unlimited Natural Perils cover;

(c)	Debris removal;

(d)	Professional Fees;

(e)	Local Authorities clause;

(f)	Automatic Increase Clause;

(g)	Waiver of Average;

(h)	Escalation Clause;

(i)	Automatic Capital Additions Clause;

(j)	Expediting Expenses;

(k)	Computer Systems, Data Processing and Ancillary Equipment;

(l)	Malicious & Accidental Erasure of Data, replacement of computer records; Full Machinery Breakdown, Pressure Explosion/Collapse; and

(m)	Temporary Removal and Inland Transit.

2.	Business Interruption

2.1	The Insured Parties

(a)	The Borrower; and

(b)	The Agent and the Lenders,

Each for their respective rights and interests.

2.2	Indemnity

Fixed operating costs and standing charges including loss of debt service (interest -including fees- and Principal); plus any minimum take or pay obligations; plus increased cost of working following an interruption to the business as a direct result of physical loss or damage covered under Paragraph 1, “Material Damage All Risks Insurance” of this Minimum Insurance Schedule including loss or damage, which would be insured but for the application of any deductible, that causes interruption to or interference with the operations of the Project.

2.3	Period of Insurance

From the time that cover expires under Part 1, Paragraph 2 (Delay in Start Up/Advance Loss of Revenue (construction)” of this Minimum Insurance Schedule and to be maintained by renewals of the ‘Period of Insurance’, until the full repayment of the loan.

2.4	Sum Insured

EUR 160 million for any 12 months period of indemnification being an amount sufficient to cover the Project’s fixed operating costs including interest, fees and principal payable plus any minimum take or pay obligations for the duration of the maximum Indemnity Period.

2.5	Maximum Deductible

Not more than 60 days any one occurrence.

2.6	Indemnity Period

Not less than 18 months from the date of the occurrence of loss or damage.

2.7	Main Exclusions

The insurance excludes any event not insured under Paragraph 1, “Material Damage All Risks Insurance” of this Minimum Insurance Schedule.

2.8	Main Extensions/Conditions

(a)	Suppliers’ extension;

(b)	Denial of Access ;

(c)	Failure of utilities extension (Water, Gas, electricity, telecommunications).

3.	Third Party Liability

3.1	The Insured Parties

(a)	Borrower and any Subsidiary Companies;

(b)	The EPC Contractor and/or Contractor’s Suppliers in respect of the EPC Contract and the Contractor and/or Contractor’s Suppliers in respect of the non-EPC ancillary Contracts for the duration of the relevant Defects Liability Periods only;

(c)	Any consultants and suppliers for their site activities only;

(d)	The Independent Engineer;

(e)	The Agent and the Lenders and their technical adviser,

Each for their respective rights and interests.

3.2	Period of Insurance

From the earlier of expiry of cover under Part 1, Paragraph 5 “Third Party Liability” of this Schedule and the date of Start Up and to be maintained by renewals of the ‘Period of Insurance’, until the full repayment of the loan.

3.3	Indemnity

The legal and contractual liability of an Insured to pay damages, costs and expenses as a result of:

(a)	Death, bodily injury and disease (including mental shock) of any person;

(b)	loss or damage to any property and/or loss of use thereof;

(c)	interference with traffic or property or any easement, right of air, light, water, support or way or enjoyment of use by obstruction, loss of amenities, nuisance, trespass or any like cause; and

(d)	libel, slander, defamation, false arrest, invasion of privacy, detention, eviction or any like cause,

arising out of or in the course of or in connection with the performance, maintenance and operation of the Project.

3.4	Geographical Limits World-wide.

3.5	Limit of Indemnity

Not less than EUR 30,000,000 for any one occurrence, or all occurrences of a series consequent upon or attributable to one source or original source, but with respect to Products Liability in the aggregate.

3.6	Maximum Deductible

Not more than EUR 50,000 in respect of third party property damage only.

3.7	Main Extensions/Conditions

(a)	Products Liability;

(b)	Cross Liabilities Clause;

(c)	World-wide jurisdiction clause;

(d)	Legal costs and expenses; and

(e)	Contingent Motor Liability.

3.8	Main Exclusions

(a)	Death of, or bodily injury to, or illness or disease contracted by, the employees of the Insured claiming indemnity arising out of or in the course of their employment;

(b)	Property belonging to or in the charge or under the control of the Insured;

(c)	Liability arising out of the use of mechanically propelled vehicles for which compulsory insurance or security is required by legislation, except whilst in use as a tool of trade;

(d)	The cost of making good loss of or damage to property indemnified under the insurance referred to in paragraph 1, “Material Damage All Risks Insurance” of this Minimum Insurance Schedule; and,

(e)	Liability arising from ownership, possession, use or control of any aircraft or watercraft.

4.	Environmental Impairment Insurance (“Umwelthaftpflichtversicherung”)

4.1	The Insured Parties

(a)	The Borrower and any Subsidiary Companies;

(b)	The Independent Engineer;

(c)	The Agent and the Lenders and their technical adviser,

Each of their respective assigns, employees, agents, officers, partners and Directors, Each for their respective rights and interests.

4.2	Period of Insurance

From the date of Start Up and to be maintained by renewals of the ‘Period of Insurance’ until the full repayment of the loan.

4.3	Indemnity

All sums for which the Borrower becomes liable to pay in respect of:

(a)	legal liabilities to third parties arising from contamination of the Project Site, both pre-existing and that which occurs during the Operation of the Project, which results in a pollution event causing third party bodily injury or property damage and/or

(b)	That triggers a statutory requirement to clean up the Project Site (“Bodenkasko”).

4.4	Limits of Indemnity

(a)	EUR 25,000,000 any one occurrence and in the annual aggregate in respect of liabilities to Third Parties.

(b)	EUR 10,000,000 any one occurrence and in the annual aggregate in respect of additional (unbudgeted) clean-up costs incurred to clean up the Project Site.

4.5	Main Exclusions

Liabilities arising from sudden unintended and unexpected events that are insured under the Third Party Liability insurance required under Paragraph 4, “Third Party Liability”, of this Minimum Insurance Schedule.

4.6	Main Extensions/Conditions

(a)	Cover Component 2.6 of the Umwelthaftpflicht-Modell des HUK-Verbandes;

(b)	Loss Mitigation/Avoidance Costs;

(c)	Pure Financial Loss following loss of rights to operate.

4.7	Maximum Deductible Not exceeding EUR 250,000.

5.	Other Required Insurance 5.1 Insurance required by Law

Insurance to comply with all statutory requirements including Motor Vehicle Third Party Liability insurance for any vehicle owned, hired, leased or borrowed by the Borrower in connection with the Project.

5.2	Other Insurance

Insurance as is customary, desirable or necessary to comply with the Project Documents, and to fulfil prudent Developer practice.

SCHEDULE 11

Sample Table of Content Regarding

Quarterly Construction Progress Reports

Summary

1.	Inspection Programme

1.1	Visits and Events

1.2	Next Steps

2.	Organisation and Staffing

2.1	Recruitment

2.2	Site Organisation

3.	General Progress and Observations

3.1	Pulp Mill, General

3.2	Pulp Mill, Technical Issues

3.3	Review of Quality of Installations

3.4	Training

3.5	Owner’s Scope of Work

3.5.1	Works

3.5.2	Infrastructure and Connections

3.5.3	Municipalities

3.5.4	Utilities Supply

3.5.5	Administration

3.5.6	Chemicals and Supplies

4.	Permits

4.1	Review of Permit Situation

4.2	New Permits and Inspections

5.	Commissioning Plan

5.1	Departmental Plans

5.2	Start-up of Pulp Production

5.3	Operational budget

5.4	Wood Supply

5.5	Wood Transport

6.	Investment Budget Follow-up

7.	Main Events Causing Deviations and Change Orders

8.	Milestones

8.1	Intermediate Steps

8.2	CMC 4

8.3	Start-up

8.4	Operational Acceptance

8.5	PAC 4

8.6	Performance Tests FAC 4

9.	Certificates

9.1	Certificates Issued

9.2	New Certificates

ANNEXES

(A)	Recruitment Plan

(B)	Time Schedules

(C)	Time Schedule Follow-up

SCHEDULE 12

Transfer Certificate

Transfer Agreement

Between

[    ]

(the “Assigning Lender”)

and

[    ]

(the “Assignee”)

Preamble

Whereas, by the agreement dated 26 August 2002 (the “Facility Agreement”) the Assigning Lender together with the other Lenders has provided to the Borrower the Facility Agreement for an aggregate principal amount of up to EUR 827,950,000. The Assigning Lender has assumed a Lender’s Commitment in the amount of EUR [    ].

Whereas, the Assigning Lender has pursuant to Clause 31.2 of the Facility Agreement the right to assign to a bank or financial institution its legal position as Lender including all its rights, benefits and obligations under the Facility Agreement in whole or in part in amounts of not less than EUR 10 million.

Whereas, the Assigning Lender is desirous to transfer its rights, benefits and obligations related to an amount of EUR [    ] of the Facility Agreement to the Assignee and the Assignee is desirous of assuming the legal position of the Assigning Lender related thereto including all rights, benefits and obligations.

Now therefore, the parties to this Transfer Agreement hereby agree as follows:

1.	Definitions

Terms used but not otherwise defined herein shall have the meaning given to them in the Facility Agreement.

2.	Transfer of Assigning Lender’s Participation in Advances

Subject to the payment to the Agent of a fee in the amount of EUR 1,000 and to the condition precedent that the Assignee pays the transfer price on the date of payment as defined in Clause 6.2, the Assigning Lender herewith assigns and transfers and the Assignee herewith assumes, the Assigning Lender’s legal position related to such Lender’s portion of its participation in each outstanding Advance and/or the Commitments (applied rateably across the Tranches and in any particular Tranche rateably between the Assigning Lender’s share in each outstanding Advance thereunder and its undrawn Commitment in relation thereto) in the amount set out in Clause 6.2 hereof, including but not limited to all rights, benefits and obligations of the Assigning Lender under the Facility Agreement, the Shareholders’ Undertaking Agreement, the Security Agreements and the Security Pooling Agreement as against the Borrower (if transferable) and the other parties thereto (the “Transferred Position”) effective as of the date of payment as defined in Clause 6.2. Upon the transfer as set forth above becoming effective, the Assigning Lender shall be released from the obligations related to the Transferred Position to the Borrower on the one hand and to the Lenders on the other hand.

3.	Confirmations

3.1	The Assignee confirms that it has received a copy of the Facility Agreement and all other documentation and information required by it in connection with the transaction contemplated by this Transfer Agreement.

3.2	The Assignee confirms that it has made and will continue to make its own assessment of the validity, enforceability and sufficiency of the Facility Agreement and the Transfer Agreement and has not relied and will not rely on the Assigning Lender, the Original Lender and the Agent or any statements made by any of them in this respect.

3.3	The Assigning Lender hereby confirms that it has fulfilled its obligations arising out of the Facility Agreement with respect to the Transferred Position until the date hereof. The Assigning Lender gives no representation or warranty and assumes no responsibility with respect to the validity or enforceability of the Facility Agreement or any document related thereto and assumes no responsibility for the financial conditions of the Borrower or any other party to the Facility Agreement or for the performance and observance by the Borrower or any other party of any of its obligations under the Facility Agreement and all such representations and warranties, whether expressed or implied by law or otherwise, are hereby excluded.

3.4	The Assignee hereby ratifies and confirms the declarations and acts made by the Security Agent on its behalf pursuant to Clause 4.4 of the Share Pledge Agreement dated 26 August 2002 between the Shareholders as pledgors and the Security Agent as pledgee (as amended from time to time) and Clause 2.6 of the Account Pledge Agreement dated 26 August 2002 between the Borrower as pledgor and the Security Agent as pledgee (as amended from time to time).

4.	Miscellaneous

4.1	The Assigning Lender shall inform the Agent without undue delay of the transfer of the Transferred Position pursuant to Clause 2 by sending an executed copy of this Transfer Agreement to it.

4.2	The Assignee herewith empowers the Agent to exercise such rights, powers of attorney and discretions as set forth in the provisions of the Financing Documents.

4.3	Without prejudice to any future change of address, all correspondence to the Assignee shall be sent to the following address:

[    ]

Attn.:

Fax:

5.	Legal Provisions

5.1	Any alteration or amendment to this Transfer Agreement shall be in writing.

5.2	The form and content of this Transfer Agreement shall be subject to and construed in accordance with the laws of the Federal Republic of Germany in every respect. Non-exclusive place of jurisdiction for all disputes arising out of or in connection with this Transfer Agreement shall be Munich.

5.3	Should any provision of this Transfer Agreement be or become wholly or partly invalid, then the remaining provisions shall remain valid. Invalid provisions shall be construed in accordance with the intent of the parties and the purpose of this Transfer Agreement.

5.4	This Transfer Agreement has been executed in the German language in three (3) counterparts. One executed copy shall be provided to the Assigning Lender, the Assignee and the Agent. Each executed copy shall have the effect of an original.

6.	Commitments and Advances Subject to Transfer

6.1	Assigning Lender’s Commitment prior to transfer:	EUR [ ]
	Assigning Lender’s participation in Advances prior to transfer:	EUR [ ]
	Position transferred to Assignee:	EUR [ ]
	Assigning Lender’s Commitment upon transfer:	EUR [ ]

6.2	Date of payment by Assignee to Assigning Lender:	[ ]

6.3	Account of Assigning Lender to which payment shall be effected:	[ ]

[Assigning Lender]

[Assignee]

We hereby confirm the Borrower has consented to the above assignment and transfer and we hereby agree on our own behalf as Lender and on behalf of the other Lenders to the above Transfer Agreement.

[place], [date]

[Agent]

SCHEDULE 13

Development Costs

Development costs in the amount of EUR 26.5 million which, in the course of the planning of the project until 31 July 2002, have been confirmed by the Technical Adviser to be project development costs until Financial Close and which have been incurred mainly in the following areas:

•	project management

•	conceptual pre-planning of the process technology

•	obtaining of authorisations and approval (Genehmigungsplanung) (Behördenengineering)

•	availability/provision of wood and logistics

•	financing and subsidies, EU notification, state guarantees

•	ordering/commissioning and legal advice

•	business management and local operating costs

•	archeological excavations

SCHEDULE 14

Broker’s Letter of Undertaking

[Letterhead of insurance broker]

LETTER OF UNDERTAKING

To:	Bayerische Hypo-und Vereinsbank AG (the “Agent” and “Security Agent”)

Dear Sirs,

[                    ] (the “Project”)

We have been requested by Zellstoff Stendal GmbH (the “Borrower”), to provide you with certain confirmations relating to certain insurances arranged by us in relation to the Project. Accordingly we provide you with the confirmations set out below.

The insurances summarised in Appendix 1 attached to this letter (the “Insurances”) are, at the date hereof, in full force and effect in respect of the risks and liabilities as set out in the insurance policies evidenced in the policies/cover notes attached as Appendix 2 (the “Policies”).

We further confirm in our capacity as insurance brokers to the Borrower that the Insurances are, to the best of our knowledge and belief placed with insurers, which as at the time of placement, are reputable and financially sound. We do not, however, make any representations regarding such insurer’s current or future solvency or ability to pay claims.

We have arranged the Insurances on the basis of information and instructions given by the Borrower. We have not made any particular or special enquiries regarding the Insurances beyond those that we normally make in the ordinary course of arranging insurances on behalf of our insurance broking clients. The confirmations set out in this letter are given by reference to our state of knowledge at the date hereof.

We shall use our best endeavours to notify the Borrower and the Security Agent as soon as reasonably practicable after we become aware of an insurer ceasing to carry a claims rating from Standard & Poors Rating Agency of at least BBB+ or a comparable rating.

Pursuant to instructions received from the Borrower in connection with the Insurances, we hereby undertake:

(a)	to notify you as soon as reasonably practicable prior to the expiry of the Insurances if we have not received instructions from the Borrower and/or any insured parties or the agents of any such party to negotiate renewal, and, in the event of our receiving instructions to renew, to advise you as soon as reasonably practicable after receipt of the details thereof;

(b)	to notify you as soon as reasonably practicable after giving or receiving notice of termination of our appointment as brokers in relation to the Insurances;

(c)	to pay into the Revenue Account or such other account as you may inform us in writing from time to time, without any set-off or deduction of any kind, for any reason, all payments received by us from the insurers in relation to the Insurances (including refunds of premium) other than as may be permitted in the relevant loss payable clauses in the Endorsements;

(d)	to advise you as soon as reasonably practicable after receiving notice of any insurer’s cancellation or suspension of any of the Insurances or receiving notice of any insurer’s intention to cancel or suspend any of the Insurances;

(e)	in accordance with our duties to our clients, make the Borrower aware of its pre-contractual duties of disclosure to the insurers by advising the Borrower of the type of information which generally needs to be disclosed to the insurers;

(f)	subject to the Borrower’s consent, to hold the insurance slips or contracts, the policies and any renewals thereof or any new or substitute policies to the extent held by us, to the order of the Security Agent; and

(g)	to treat as confidential all information in relation to the Insurances marked as confidential and supplied to us by the Borrower or the Security Agent and not to disclose such information, without the written consent of the supplier, to any third party other than those persons who, in our reasonable opinion, have a need to have access to such information from time to time. Our obligations of confidentiality shall not conflict with our duties owed to the Borrower and shall not apply to disclosure required by an order of a court of competent jurisdiction, or pursuant to any applicable law or regulations having the force of law or to information which is in the public domain.

The above undertakings are subject to our continuing appointment as insurance brokers to the Borrower in relation to the Insurances and, following termination of such appointment, our immediate release from all our obligations set out in this letter (except for those mentioned in paragraph (g) above).

Nothing in this letter shall prejudice the right that any insurer may have to cancel any of the Insurances following default in excess of 30 days in payment of premiums, nor shall the exercise of such right in circumstances amount to a breach of any obligations accepted by us pursuant to the terms of this letter. In accordance with paragraph (d) above we will give you notice as soon as reasonably practicable after receiving notice of any insurer’s intention to cancel any of the Insurances and where insurers wish to cancel for reasons of non-payment of premium, we will request that insurers give you a reasonable opportunity to pay amounts outstanding before such insurers issue a notice of cancellation.

For the avoidance of doubt, all undertakings and other confirmations given in this letter relate solely to the Insurances. They do not apply to any other insurances and nothing in this letter should be taken as providing any undertakings or confirmations in relation to any insurance that ought to have been placed or may at some future date be placed by other brokers.

This letter is given by us on the instructions of the Borrower and with the Borrower’s full knowledge and consent as to its terms, as evidenced by the Borrower’s signature below.

This letter shall be governed by and shall be construed in accordance with German law and any dispute as to its terms shall be submitted to the exclusive jurisdiction of the courts of Germany.

Yours faithfully,

For and on behalf of [insurance broker]

For and on behalf of [Zellstoff Stendal GmbH]

SCHEDULE 15

Archeological Sites

SCHEDULE 16

Investment and Financing Plan

AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first before written:

The Borrower

Zellstoff Stendal GmbH

By:	W. Ridder		H. Gatzke
	Name:	Wolfram Ridder	Name:	Harald Gatzke
	Title:	Managing Director	Title:	Managing Director

Address:	Goldbecker Strasse 1
39596 Arneburg
Federal Republic of Germany

The Arranger, Agent, Security Agent and Lender

Bayerische Hypo- und Vereinsbank AG

By:	Claudia Schmidt		ppa Christoph Wagner
	Name:	Claudia Schmidt	Name:	Christoph Wagner
	Title:		Title:	authorised officer

Address:	Am Tucherpark 16
80538 München
Federal Republic of Germany